                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the month of May 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Consolidated Financial Statements for Fiscal Year 2003.........................3

Operating and Financial Review and Prospects..................................65

Press Release dated May 14, 2003 "ALSTOM Full-Year Results 2002/03
(1st April 2002 - 31st March 2003)" .........................................147

                        Consolidated financial statements

                                Fiscal year 2003

                                                          ALSTOM

                                              CONSOLIDATED INCOME STATEMENTS

-------------------------------------------------------------------------------------------------------------------------
                                                                                      Year ended March 31,
(in € million)
                                                               Note         2001(*)          2002(*)           2003
                                                                        ---------------- ---------------- ---------------
SALES                                                                        24,550           23,453           21,351

    Of which products                                                        17,569           17,541           16,374
    Of which services                                                         6,981            5,912            4,977

Cost of sales                                                               (20,428)        (19,623)        (19,114)

    Of which products                                                       (14,761)        (15,141)        (15,431)
    Of which services                                                        (5,667)         (4,482)         (3,683)

Selling expenses                                                             (1,140)         (1,078)           (970)

Research and development expenses                                              (629)           (575)           (622)

Administrative expenses                                                      (1,202)         (1,236)         (1,079)
                                                                        ---------------- ---------------- ---------------

OPERATING INCOME (LOSS)                                                       1,151              941             (434)

Other income  (expenses), net                                   (4)            (165)           (390)           (555)

Other intangible assets amortisation                            (8)             (55)            (64)            (67)
                                                                        ---------------- ---------------- ---------------

EARNINGS BEFORE INTEREST AND TAX                                                931              487           (1,056)

Financial income (expense), net                                 (5)            (207)           (294)           (270)
                                                                        ---------------- ---------------- ---------------

PRE-TAX INCOME (LOSS)                                                           724              193           (1,326)

Income tax (charge) credit                                      (6)            (174)            (10)            241

Share in net income (loss) of equity investments                                 (4)              1                3

Dividend on redeemable preference shares of a subsidiary                          -              (14)              -

Minority interests                                                              (37)            (23)            (15)

Goodwill amortisation                                         (2 & 7)          (305)           (286)           (284)
                                                                        ---------------- ---------------- ---------------
                                                                                204             (139)         (1,381)
NET INCOME (LOSS)
-------------------------------------------------------------------------------------------------------------------------

Earnings per share in Euro

   Basic                                                                        0.9             (0.6)           (5.2)

   Diluted                                                                      0.9             (0.6)           (5.2)
-------------------------------------------------------------------------------------------------------------------------

(*) As published but after inclusion of the changes in presentation described in Note 2(a).

                 The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                                CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------
(in € million)                                                                              At March 31,
                                                                    Note        2001(*)        2002(*)         2003
ASSETS                                                            -------    -------------- --------------  -------------
Goodwill, net                                                       (7)             5,310          4,612          4,440
Other intangible assets, net                                        (8)             1,187          1,170          1,168
Property, plant and equipment, net                                  (9)             2,788          2,788          2,331
Equity method Investments and other investments, net                (10)              323            301            245
Other fixed assets, net                                             (11)            1,301          1,326          1,294
                                                                             -------------- -------------- --------------
Fixed assets, net                                                                  10,909         10,197          9,478
Deferred taxes                                                      (6)             1,088          1,486          1,811
Inventories and contracts in progress, net                          (12)            6,049          5,593          4,608
Trade receivables, net                                              (13)            7,029          4,730          4,855
Other accounts receivable, net                                      (15)            2,816          3,304          2,265
                                                                             -------------- -------------- --------------
Current assets                                                                     15,894         13,627         11,728
Short term investments                                              (17)              496            331            142
Cash and cash equivalents                                           (18)            2,524          1,905          1,628
                                                                             -------------- -------------- --------------
TOTAL ASSETS                                                                       30,911         27,546         24,787
-------------------------------------------------------------------------------------------------------------------------

LIABILITIES
Shareholders' equity                                                                2,090          1,752            805
Minority interests                                                  (19)              102             91             95
Redeemable preference shares of a subsidiary                        (22)              205            205              -
Undated subordinated notes                                          (22)              250            250              -
Provisions for risks and charges                                    (20)            4,591          3,849          3 631
Accrued pension and retirement benefits                             (21)            1,058            994            972
Financial debt                                                      (22)            6,231          6,035          6,331
Deferred taxes                                                      (6)               103             47             37
Customers' deposits and advances                                    (24)            6,205          4,221          3,541
Trade payables                                                                      6,540          5,564          4,629
Accrued contract costs and other payables                           (23)            3,536          4,538          4,746
                                                                             -------------- -------------- --------------
Current liabilities                                                                16,281         14,323         12,916
                                                                             -------------- -------------- --------------
TOTAL LIABILITIES                                                                  30,911         27,546         24,787
-------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
                                                                 (27&28)
-------------------------------------------------------------------------------------------------------------------------

(*) As published but after inclusion of the changes in presentation described in Note 2(a).

                  The accompanying Notes are an integral part of these Consolidated Financial Statements.

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------------
                                                                                          Year ended March 31,
(in € million)                                                                2001(*)          2002(*)             2003
                                                                           --------------- ----------------- ------------------
Net income (loss)                                                                   204            (139)          (1,381)
Minority interests                                                                   37              23                15
Depreciation and amortisation                                                       854             792               754
Changes in provision for pension and retirement benefits, net                       115             (51)              22
Net (gain) loss on disposal of fixed assets and investments                           -            (198)             (19)
Share in net income (loss) of equity investees (net of dividends
received)                                                                             4               -                (3)
Changes in deferred tax                                                             (36)           (86)            (402)
Net income after elimination of non cash items                                    1,178             341            (1,014)

Decrease (increase) in inventories and contracts in progress, net                (1,462)            54               415
Decrease (increase) in trade and other receivables, net                          (1,504)           528               650
Increase (decrease) in sale of trade receivables, net                               894             140              (661)
Increase (decrease) in contract related provisions                                 (813)          (948)              87
Increase (decrease) in other provisions                                            (144)             2               (49)
Increase (decrease) in restructuring provisions                                    (526)          (123)             (29)
Increase (decrease) in customers' deposits and advances                           2,603          (1,254)             (98)
Increase (decrease) in trade and other payables, accrued contract costs
and accrued expenses                                                                (42)           681               162

Changes in net working capital (2)                                                 (994)          (920)             477
                                                                           --------------- ----------------- ------------------
Net cash provided by (used in) operating activities                                 184            (579)            (537)
Proceeds from disposals of property, plant and equipment                            189             118               252
Capital expenditures                                                               (568)          (550)            (410)
Decrease(increase) in other fixed assets ,net                                      (382)          (104)             (55)
Cash expenditures for acquisition of investments, net of net cash
acquired                                                                           (1,137)        (113)            (166)
Cash proceeds from sale of investments, net of net cash sold                        308             772                38
                                                                           --------------- ----------------- ------------------
Net cash provided by (used in) investing activities                              (1,590)           123              (341)
Capital increase                                                                     33               -               622
Undated subordinated notes and redeemable preference shares                         455               -                 -
Dividends paid including minorities                                                (118)          (136)              (1)
                                                                           --------------- ----------------- ------------------
Net cash provided by (used in) financing activities                                 370            (136)             621
Net effect of exchange rate                                                         (20)           (12)             (41)
Other changes (3)                                                                   151              16              (464)
                                                                           --------------- ----------------- ------------------
Decrease (increase) in net debt                                                    (905)          (588)            (762)
                                                                           --------------- ----------------- ------------------
Net debt at the beginning of the period (1)                                      (2,306)        (3,211)          (3,799)
                                                                           --------------- ----------------- ------------------
Net debt at the end of the period (1)                                            (3,211)        (3,799)          (4,561)
-------------------------------------------------------------------------------------------------------------------------------
Cash paid for income taxes                                                           68             154                70
                                                                                    130             165               172
Cash paid for net interest
-------------------------------------------------------------------------------------------------------------------------------
   (*) As published but after inclusion of the changes in presentation described in Note 2(a).
   (1) Net debt includes short-term investments, cash and cash equivalents net of financial debt.
   (2) See Note 16.
   (3) Including in year ended March 31, 2003  reclassification  of redeemable  preference  shares of a subsidiary and undated subordinated notes totalling € 455 million as disclosed in Note 22 (a).

                     The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------
                                  Number of                    Additional                  Cumulative
in € million,                    outstanding                     Paid-in      Retained     Translation    Shareholders'
 except for number of shares       shares        Capital        Capital       Earnings     Adjustment       Equity
                               -------------  -------------  -------------  ------------   ------------  --------------
April 1, 2000                   213,698,403       1,282             62           688            (46)        1,986

Capital increase                  1,689,056          10             23           _              _               33

Changes in Cumulative
Translation Adjustments              _              _              _             _              (15)          (15)

Net income                           _              _              _             204            _              204

Dividend paid                        _              _              _            (118)          _             (118)
                               -------------  -------------  -------------  ------------   ------------  --------------
March 31, 2001                  215,387,459       1,292             85           774            (61)        2,090

Changes in Cumulative
Translation Adjustments              _              _              _             _              (80)           (80)

Net income (loss)                    _              _              _            (139)          _             (139)

Dividend paid                        _              _              _            (119)          _             (119)
                               -------------  -------------  -------------  ------------   ------------  --------------
March 31, 2002                  215,387,459       1,292             85           516           (141)        1,752

Capital increase                 66,273,064         398            224           _              _            622

Changes in Cumulative
Translation Adjustments              _              _              _             _             (188)         (188)

Net income (loss)                    _              _              _          (1,381)                      (1,381)(1)

Dividend paid                        _              _              _             _              _                _
                               -------------  -------------  -------------  ------------   ------------  --------------
March 31, 2003                  281,660,523       1,690            309          (865)         (329)          805
-----------------------------------------------------------------------------------------------------------------------
(1) Before  allocation  to be determined  at the annual  Shareholder's  meeting to be held at the latest on July 2,
2003.

In August 2000, a specific issue of shares reserved for employees was made and  1,689,056 shares  were  subscribed.
Related costs net of tax of € 7 million were charged against additional paid-in capital of € 30 million.

In July  2002,  an issue of  shares  was made and  66,273,064  shares  having a par  value of € 6 were  subscribed.

Related costs  net of tax of € 15 million were charged against additional paid-in capital of € 239 million.

At March 31, 2003,  the issued paid-up share capital of the parent  company,  ALSTOM,  amounted to € 1,689,963,138 and was divided into 281,660,523 shares having a par value of € 6.

At the Ordinary General  Shareholders'  Meeting which is scheduled on first call on June 23, 2003 and if the quorum requirement is not met on that date will be held on July 2, 2003, the Board will propose that no dividend be paid.

The negative variation of cumulative  translation  adjustment since April 1, 2002 is mainly due to the appreciation of the Euro mainly  against  British  Pound,  Brazilian  Real and Mexican  Peso and by the  transfer to  cumulative translation  adjustment  of exchange  gains and losses on long term loans to  subsidiaries  that are  considered as investments in such subsidiaries.

              The accompanying Notes are an integral part of these Consolidated Financial Statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1- Description of business and basis of preparation

(a) Description of business

The Company is a provider  of energy and  transport  infrastructure.  The energy market is served through  activities in the fields of power generation and power transmission  and  distribution,  power  conversion,  and the  transport  market through rail and marine activities. A range of components,  systems and services is offered by the Company covering design, manufacture, commissioning, long-term maintenance, system integration, management of turnkey projects and applications of advanced technologies.

(b) Basis of preparation

ALSTOM (the Company) is a  "société  anonyme"  organised under the laws of France and prepares its financial statements using accounting principles generally accepted in France.

The Company, in preparing the Consolidated  Financial  Statements,  has used the following main assumptions that :

-   the  shareholders  prior to July 31, 2003 will  approve at the  shareholders meetings the principles of a capital increase
-   the financial covenants will be met, renewed or renegotiated as required
-   maturing debt will be reimbursed or refinanced as required

Notes 22 (a) and (b) and 29 (e) set out the Company's  financial debt covenants, maturity and liquidity.  The Company's  ability to meet the assumptions  used in the  preparation  of its  Consolidated  Financial  Statements set out above also depends on the  success  of its new  action  plan.

The  Company  has taken into  account  the  matters  set out above and all other matters including the risks disclosed in the notes to the Consolidated Financial
Statements and has confirmed the  applicability  of the  fundamental  accounting
principles,   including  going  concern,   cut-off  between  accounting  periods
(Accruals concept) and consistency of accounting principles.

Note 2 - Summary of accounting policies

The Consolidated  Financial Statements of the Company are prepared in accordance with French Generally Accepted Accounting Principles and Règlements 99-02
& 00-06  of  the  Comité  de  Règlementation   Comptable  (French
consolidation  methodology).  Benchmark  treatments are generally used.  Capital lease arrangements and long term rentals are not capitalised.  If capital leases had been  capitalised,  the impact would have been an increase of property plant and equipment,  net of € 112 million and € 212 million, an increase of financial debt of € 119 million and € 216 million and a decrease of  shareholder's  equity of € 7 million and € 4 million at March 31, 2002 and 2003 respectively.  If long term  rentals had been  consolidated  the impact  would have been an increase of long-term  lease  receivable of € 667 million and an increase of long-term lease payable of € 667 million (Note 27 (b)).

(a) Change in presentation

In the year ended March 31, 2003 the following changes in presentation have been made and previous years adjusted  accordingly :

(i)  Amortisation of goodwill

     The presentation of goodwill  amortisation  previously included in Earnings
     Before  Interest and Tax has been changed and is now presented  immediately
     above  net  income.   Previous   years'   comparative   figures  have  been
     reclassified  accordingly.  This reclassificiation amounts to € 305 million and € 286 million for the years ended 31 March 2001 and 2002, respectively.

     The amortisation of other intangible assets continue to be shown as part of
     Earnings before Interest and Tax.

(ii) Securitisation of future receivables

     The right to receive payment from certain customers for future  receivables previously  included in the line "Customer  deposits and advances" has been reclassified  in financial  debt following a  recommendation  issued by the
     Commission des  Opérations  de Bourse and the Commission Bancaire on
     15  November  2002 and the  related  interpretation  issued  by the  French
     National Audit Association (CNCC). Previous' years comparative figures have been  reclassified  accordingly in the balance sheets and the statements of cash flows. This restatement amounts to € 1,578 million and € 1,735 million for the years ended 31 March 2001 and 2002, respectively.

     The related costs previously  included in the line "Other income (expenses)
     net" have been reclassified and disclosed  separately as part of "Financial income (expenses) net". This amounts to € 90 million and € 87 million at 31
     March 2001 and 2002 respectively.

(iii) Sale of trade receivables

     In the Consolidated  Statements of Cash Flow the net cash provided by (used
     in) sale of trade  receivables  previously  included in the line  "Decrease
     (increase)  in  trade  and  other  receivables,  net"  has  been  disclosed
     separately   as  part  of  "Net  cash   provided  by  (used  in)  operating
     activities".  This  amounts to € 894  million and € 140 million at 31 March
     2001 and 2002 respectively.

(iv) Deferred tax

     Deferred tax assets and liabilities have been netted either by tax grouping or by legal  entity.  This  netting  decrease  the  deferred  tax asset and liability positions by € 755 million and € 658 million at 31 March 2001 and
     2002 respectively.

(b) Consolidation methods

Investments  over which the Company has direct or indirect  control of more than
50% of the  outstanding  voting  shares,  or over which it  exercises  effective control, are fully consolidated. Control exists where the Company has the power, directly or  indirectly,  to govern the financial  and operating  policies of an enterprise so as to obtain benefits from its activities.

Joint  ventures  in  companies  in which  the  Company  has  joint  control  are consolidated by the  proportionate  method with the Company's share of the joint ventures' results, assets and liabilities recorded in the Consolidated Financial
Statements.

Investments  in which the Company has an equity  interest of 20% to 50% and over which  the  Company  exercises  significant  influence,  but  not  control,  are accounted for under the equity method.

Results of  operations of  subsidiaries  acquired or disposed of during the year are  recognised  in the  Consolidated  Income  Statements  as from  the  date of acquisition or up to the date of disposal, respectively.

Inter Company balances and transactions are eliminated on consolidation.

A list of the  Company's  major  consolidated  businesses  and investees and the applicable method of consolidation is provided in Note 32.

(c) Use of estimates

The  preparation of the  Consolidated  Financial  Statements in conformity  with generally accepted  accounting  principles requires management to make estimates and assumptions  that affect the reported  amounts of assets and liabilities and disclosure  of  contingent  gains and  liabilities  at the date of the financial statements  and the reported  amounts of the  revenues  and expenses  during the reporting  period.  Management  reviews  estimates  on an  ongoing  basis  using currently available information.  Costs to date are considered, as are estimated costs to complete and estimated future costs of warranty obligations.  Estimates of future cost  reflect  management's  current  best  estimate  of the  probable outflow of  financial  resources  that will be  required  to settle  contractual obligations.  The assumptions to calculate present obligations take into account current technology as well as the commercial and contractual positions, assessed on a contract by contract basis.

The  introduction of  technologically  advanced  products exposes the Company to risks of product failure  significantly beyond the terms of standard contractual warranties  applying  to  suppliers  of  equipment  only.  Changes  in facts and circumstances  may result in actual  financial  consequences  different from the estimates.

(d) Revenue and cost recognition

Revenue on contracts which are of less than one year duration, substantially the sale of manufactured  products, is recognised upon transfer of title,  including the risks and rewards of ownership,  which  generally  occurs on delivery to the customer.

Revenue  on  construction  type  contracts  of more  than one  year,  long  term contracts, is recognised on the percentage of completion method, measured either by segmented portions of the contract "contract milestones" or costs incurred to date compared to estimated total costs.

Claims are  recognised as revenue when it is probable that the claim will result in  additional  revenue  and  the  amount  can be  reasonably  estimated,  which generally occurs upon agreement by the customer.  Government  subsidies relating to the  shipbuilding  sector  are added to the  related  contract  value and are recognised as revenue using the percentage of completion method.

For long term service contracts, revenues are generally recognised on a straight line basis over the term of the contract.

Total estimated costs at completion  include direct (such as material and labor)
and indirect  contract costs incurred to date as well as estimated similar costs to complete,  including warranty accruals and costs to settle claims or disputes that are considered probable. Selling and administrative expenses are charged to expense as  incurred.  As a result of contract  review,  accruals  for losses on contracts and other contract related provisions are recorded as soon as they are probable in the line item "Cost of sales" in the Consolidated  Income Statement.
Adjustments to contract estimates resulting from job conditions and performance, as well as changes in estimated profitability, are recognised in "Cost of Sales"
as soon as they occur.

Cost of sales is computed on the basis of percentage  of  completion  applied to total estimated costs. The excess of that amount over the cost of sales reported in prior  periods is the cost of revenues  for the period.  Contract  completion accruals are recorded for future  expenses to be incurred in connection with the completion  of  contracts or of  identifiable  portions of  contracts.  Warranty provisions  are  estimated on the basis of  contractual  agreement and available statistical data.

(e) Translation of financial statements denominated in foreign currencies

The functional currency of the Company's foreign  subsidiaries is the applicable local currency.  Assets and liabilities of foreign  subsidiaries located outside the Euro zone are  translated  into euros at the year-end rate of exchange,  and their income  statements  and cash flow  statements are converted at the average annual rate of exchange.  The resulting translation  adjustment is included as a component of shareholders' equity.

(f) Foreign currency transactions

Foreign currency  transactions are translated into local currency at the rate of exchange  applicable to the transaction  (market rate or forward hedge rate). At year-end,  foreign  currency assets and liabilities to be settled are translated into  local  currency  at the rate of  exchange  prevailing  at that date or the forward  hedge rate.  Resulting  exchange rate  differences  are included in the
Consolidated Income Statement.

(g) Financial instruments

The Company operates internationally giving rise to exposure to market risks and changes in interest rates and foreign exchange rates.  Financial instruments are utilised by the Company to reduce those risks.  The Company's policy is to hedge currency exposures by holding or issuing financial instruments.

The Company  enters into various  interest rate swaps,  forward rate  agreements
("FRA")  and floors to manage its  interest  rate  exposures.  Net  interest  is accrued as either  interest  receivable  or payable with the offset  recorded in financial interest.

The Company  enters into forward  foreign  exchange  contracts to hedge  foreign currency  transactions.  Realised  and  unrealised  gains  and  losses  on these instruments  are deferred  and  recorded in the  carrying  amount of the related hedged asset, liability or firm commitment.

The Company also uses export insurance  contracts to hedge its currency exposure on  certain  long-term  contracts  during  the open bid time as well as when the commercial  contract is signed.  If the Company is not successful in signing the contract,  the Company  incurs no  additional  liability  towards the  insurance company  except  the  prepaid  premium.  As a  consequence,  during the open bid period,  these insurance  contracts are accounted for as such, the premium being expensed when incurred.  When the contract is signed,  the insurance contract is accounted for as described above for forward foreign exchange contracts.

In addition, the Company may enter into derivatives in order to optimise the use of some of its existing assets. Such a decision is taken on a case by case basis and is subject to approval by the management.

(h) Goodwill

Goodwill  represents the excess of the purchase price over the fair value of the assets and liabilities acquired in a business combination.  Initial estimates of fair values are finalised at the end of the financial year following the year of acquisition. Thereafter, releases of unrequired provisions for risks and charges resulting from the purchase price  allocation are applied to goodwill.  Goodwill is  amortised  on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(i) Other intangible assets

The Company  recognises  other intangible  assets such as technology,  licensing agreements,  installed bases of customers, etc. These acquired intangible assets are  amortised on the  straight-line  basis over a period of twenty years in all sectors due to the long-term nature of the contracts and activities involved.

(j) Impairment

At the balance  sheet  date,  whenever  events or changes in markets  indicate a potential  impairment  including  goodwill,  other intangible assets,  property, plant and  equipment and deferred tax assets,  a detailed  review is carried out based on projected  operating  performance.  Whenever such review indicates that there is an impairment,  the carrying  amount of such assets is reduced to their estimated recoverable value.

(k) Property, plant and equipment

Property,  plant and equipment  are recorded at historical  cost to the Company.
Depreciation  is computed  using the  straight-line  method  over the  following estimated useful lives :

--------------------------------------------------------------------------------
                                                       Estimated useful life
                                                             in years
                                                    ----------------------------
Buildings                                                       25
Machinery and equipment                                         10
Tools, furniture, fixtures and others                           3-7
--------------------------------------------------------------------------------

Assets financed through capital lease are not capitalised (see Note 27 (b))

(l) Other investments

Other investments are recorded at the lower of historical cost or net realisable value,  assessed on an individual  investment basis. The net realisable value is calculated  using the  following  parameters : equity value,  profitability  and expected cash flow from the investment.

(m) Other fixed assets

Other  fixed  assets  are  recorded  at the  lower  of  historical  cost  or net realisable value, assessed on an individual investment basis.

(n) Inventories and contracts in progress

Raw  materials  and  supplies,  work and  contracts  in  progress,  and finished products  are  stated at the  lower of cost,  using the  weighted  average  cost method,  or net realisable  value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventory cost includes costs of acquiring inventories and bringing them to their existing location and condition.  Finished goods and work and  contract  in  progress  inventory  includes  an  allocation  of  applicable manufacturing overheads.

(o) Short-term investments

Short-term  investments  include debt and equity securities and deposits with an initial  maturity  greater than three months but available for sale.  Short-term investments are recorded at the lower of cost or market value, on a line by line basis

(p) Cash and cash equivalents

Cash and cash equivalents  consist of cash and highly liquid investments with an initial maturity of less than three months.

(q) Deferred taxation

Deferred taxes are calculated for each taxable entity for temporary  differences arising between the tax value and book value of assets and liabilities. Deferred tax assets and liabilities are recognised where timing  differences are expected to reverse  in future  years.  Deferred  tax  assets  are  recorded  up to their expected  recoverable  amount.  Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

No provision is made for income taxes on  accumulated  earnings of  consolidated businesses or equity method investees for which no distribution is planned.

(r) Customer deposits and advances

Customer  deposits and advances are shown net, and  represent  amounts  received from  customers  in advance  of work being  undertaken  on their  behalf.  Where trading  has taken  place  under  the long  term  contract  trading  rules,  but provisional acceptance of the contract has not taken place, the related customer advance is shown as a deduction from the related receivables.

If any balance of customer  deposits and advances is still outstanding and where work is  undertaken  on behalf of customers  before sale,  the related  customer advance, termed a progress payment is deducted from Inventories and Contracts in
Progress on a contract by contract basis.

(s) Provisions for risks and charges

A provision is recognised  when the Company has a present legal or  constructive obligation  of uncertain  timing or amount as a result of a past event and it is probable  that an outflow of economic  resources  will be required to settle the obligation and such outflow can be reliably estimated.

Provisions  for  warranties are  recognised  based on contract  terms.  Warranty periods  may extend up to five years.  The  provisions  are based on  historical warranty data and a weighting of all possible  outcomes against their associated probabilities.  Provisions  for contract  losses are recorded at the point where the loss is first  determined.  Provisions  are recorded for all  penalties  and claims based on management's assessment of the likely outcome.

(t) Stock options

Stock  options are not  recorded  by the Company at the date of grant.  However, upon exercise of stock options,  the Company  records the issuance of the common shares as an equity  transaction  based on the amount of cash  received from the holders.

(u) Research and development

Internally generated research and development costs are expensed as incurred.

(v) Employee benefits

The  estimated  cost of providing  benefits to  employees is accrued  during the years in which the employees render services.

For single  employer  defined  benefit  plans,  the fair value of plan assets is assessed  annually and  actuarial  assumptions  are used to  determine  cost and benefit  obligations.  Liabilities  and prepaid  expenses  are accrued  over the estimated term of service of employees using actuarial methods. Experience gains and  losses,  as well as changes in  actuarial  assumptions  and plan assets and provisions are amortised over the average future service period of employees.

For defined  contribution plans and multi-employer  pension plans,  expenses are recorded as incurred.

(w) Restructuring

Restructuring  costs are accrued  when  management  announces  the  reduction or closure of  facilities,  or a program to reduce the  workforce  and when related costs are  precisely  determined.  Such costs include  employees'  severance and termination benefits, estimated facility closing costs and write-off of assets.

(x) Financial income (expense)

Financial  income  (expense) is  principally  comprised  of interest  payable on borrowings,  interest  receivable on funds invested,  foreign exchange gains and losses,  and gains and losses on hedging  instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, taking into account the effective  yield on the asset.  Dividend income is recognised in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

(y) Earnings per share

Basic  Earnings per share are computed by dividing the annual net income  (loss)
by the weighted average number of outstanding shares during the financial year.

Diluted earnings per share are computed by dividing the annual net income (loss)
by the  weighted  average  number of shares  outstanding  plus the effect of any dilutive instruments.

For the  diluted  earnings  per  share  calculation,  Net  income  (loss) is not adjusted as the Company has no interest bearing dilutive instruments.

(z) Exchange rates used for the translation of main currencies

---------------------------------------------------------------------------------------------------------------------
                                              2001                        2002                       2003
                                    --------------------------  -------------------------  --------------------------
€ for 1 monetary unit                 Average       Closing       Average      Closing       Average       Closing
----------------------------------  -----------  -------------  -----------  ------------  -----------  -------------
British pound                         1.632230     1.614987      1.627372      1.631321     1.549571       1.450116
Swiss franc                           0.650100     0.654836      0.670010      0.681663     0.682536       0.677323
US dollar                             1.106515     1.132246      1.136956      1.146263     0.997990       0.917852
Canadian dollar                       0.733726     0.719217      0.725494      0.718236     0.646284       0.623558
Australian dollar                     0.608764     0.550721      0.582556      0.610426     0.563472       0.553220
---------------------------------------------------------------------------------------------------------------------

Note 3 - Changes in consolidated companies

The main changes in the consolidated companies are as follows :

(i)  In April 2002, the Company  acquired the remaining 49% of the share capital in Fiat  Ferroviaria Spa now renamed
     ALSTOM Ferroviaria Spa for € 154 million. This Company is fully consolidated since the acquisition date.

(ii) In September 2002, operations in South Africa were sold to local empowerment participants and financiers. A 10%
     interest in the  acquiring  Company has been  retained.  Gross  proceeds  from the sale are € 50 million paid in
     October 2002. It is de-consolidated with effect from 30 September 2002.

(iii)In January 2003, the wholly owned Company  Alstom Power  Insurance Ltd was  de-consolidated  with effect from 31
     January 2003. Total gross proceeds as a result of this disposal were € 101 million.

Note 4 - Other income (expense) net

--------------------------------------------------------------------------------------------------------------------
                                                                         Year ended March 31,
(in € million)                                            2001                   2002                   2003
                                                  ---------------------  --------------------   --------------------
Net gain on disposal of fixed assets                         1                     11                     29
Net gain (loss) on disposal of investments (1)              (4)                  107                    (35)
Restructuring costs                                        (81)                 (227)                 (268)
Employees' profit sharing                                  (25)                   (5)                  (18)
Pension costs (Note 21)                                   (112)                 (139)                 (214)
Others, net (2)                                             56                   (137)                  (49)
                                                  ---------------------  --------------------   --------------------
Other income (expense), net                               (165)                 (390)                 (555)
--------------------------------------------------------------------------------------------------------------------

(1)  In the year ended March 31, 2002,  it reflects the net gains on the  disposal of  Contracting  Sector of € 106 million and GTRM of € 43 million and a net loss on disposal of the Waste to Energy business of € (42) million.
     In the year ended March 31, 2003 it mainly reflects the net losses on disposal of South Africa  operations and
     Alstom Power Insurance Ltd.

(2)  Included in Others,  net in the year ended March 31, 2002 is € 90 million for additional Marine vendor finance provisioning.

Note 5 - Financial income (expense)

--------------------------------------------------------------------------------------------------------------------
                                                                         Year ended March 31,
(in €million)                                             2001                   2002                   2003
                                                  ---------------------  --------------------   --------------------
Net interest income (expense) (1)                         (131)                 (163)                 (182)
Securitisation expenses                                    (90)                  (87)                  (82)
Foreign currency gain (loss) (2)                            39                     (3)                   55
Other financial income (expense) (3)                       (25)                  (41)                  (61)
                                                  ---------------------  --------------------   --------------------
Financial income (expense)                                (207)                 (294)                 (270)
--------------------------------------------------------------------------------------------------------------------

(1)  Including  in the year ended March 31,  2003, € 13 million of interest on  redeemable  preference  shares of a subsidiary (See Note 22 (a)).

(2)  The foreign  currency gain in the year ended March 31, 2003 mainly  results from the unwinding of forward sale contracts of US dollars against euros following a reassessment of the financing structure in USA.

(3)  Other  financial  income  (expenses),  net include  fees paid on bonds,  guarantees  and credit  lines of € 16 million, € 22 million and € 41 million at March 31, 2001, 2002 and 2003 respectively.

Note 6 - Income tax

(a) Analysis by nature and geographic origin

----------------------------------------------------------------------------------------------------------------------
                                                                             Year ended March 31,
(in € million)                                                 2001                  2002                 2003
                                                       --------------------  -------------------  --------------------

France                                                            (65)                 (3)                  (3)
Foreign                                                          (145)                (94)                (150)
                                                       --------------------  -------------------  --------------------
Current income tax                                               (210)                (97)                (153)

France                                                            (11)                114                     8
Foreign                                                            47                  (27)                 386
                                                       --------------------  -------------------  --------------------
Deferred income tax                                                36                   87                   394
                                                       --------------------  -------------------  --------------------
Income tax (charge) credit                                       (174)                (10)                 241
----------------------------------------------------------------------------------------------------------------------

 (b) Effective income tax rate

----------------------------------------------------------------------------------------------------------------------
                                                                            Year ended March 31,
(in €million)                                                  2001                  2002                 2003
                                                       --------------------  -------------------  --------------------

France                                                             82                 (128)                (218)
Foreign                                                           642                  321                (1,108)
Pre-tax income (loss)                                             724                  193                (1,326)
Statutory income tax rate of the parent company                 36.43%              35.43%               35.43%
Expected tax (charge ) credit                                    (264)                (68)                 470

Impact of :
- difference in rate of taxation                                    -                    4                  (106)
- reduced taxation of capital gain                                  -                   39                    36
- recognition (non recognition) of tax loss                        70                  (20)                 (76)
  carryforwards
- net change in estimate of tax liabilities                        17                   37                    35
- intangible assets amortisation                                  (20)                (23)                 (22)
- other permanent differences                                      23                   21                   (96)
                                                       --------------------  -------------------  --------------------
Income tax ( charge ) credit                                     (174)                (10)                 241
----------------------------------------------------------------------------------------------------------------------
Effective tax rate                                               24.0%                5.2%                18.2%
----------------------------------------------------------------------------------------------------------------------

The effective tax rate in fiscal year 2003 was  principally  affected by the non  recognition  of losses and the lower rate of taxation in Switzerland.  In the previous year the effective tax rate was principally  affected by the reduced tax rate on capital gains.

 (c) Deferred tax

----------------------------------------------------------------------------------------------------------------------
                                                                                   At March 31,
(in € million)                                                       2001               2002               2003
                                                              ------------------  -----------------  -----------------

Accelerated depreciation                                               49                 54                 48
Non deductible amortisation of intangible assets                       38                188                245
Profit sharing, annual leave and pension accrual not yet
deductible                                                            137                137                113
Provisions and other expenses not currently deductible                792                629                515
Contract provisions taxed in advance                                   54                 91                110
Tax loss carryforwards, net of valuation allowance                    686              1,024              1,390
Others                                                                 87                 21                149
                                                              ------------------  -----------------  -----------------
Gross Deferred tax assets                                           1,843              2,144              2,570
                                                              ------------------  -----------------  -----------------
Netting by tax grouping or by legal entity                           (755)             (658)             (759)
                                                              ------------------  -----------------  -----------------
Deferred tax assets                                                 1,088              1,486              1,811
Accelerated depreciation for tax purposes                            (111)              (88)              (81)
Contract revenues not currently taxable                              (229)             (209)             (255)
Losses on intercompany transfers                                      (32)              (44)              (34)
Deferred income related to leasing transactions                      (153)              (32)             (60)
Inventory valuation methods                                           (67)              (69)              (49)
Pensions and other adjustments not currently taxable                 (266)              (76)              (91)
Provisions and other expenses deducted in advance                     -                 (187)             (226)
                                                              ------------------  -----------------  -----------------
Gross Deferred tax liabilities                                       (858)             (705)             (796)
                                                              ------------------  -----------------  -----------------
Netting by tax grouping or by legal entity                            755                658                759
                                                              ------------------  -----------------  -----------------
Deferred tax liabilities                                             (103)             (47)                (37)
----------------------------------------------------------------------------------------------------------------------

The Company consolidates most of its country operations for tax purposes, including in France, the United Kingdom, the
United States, and Germany. At March 31, 2003 there were tax losses,  principally relating to France,  Germany, Italy,
Switzerland,  United  Kingdom  and United  States,  which  aggregated  € 5,325  million.  Included  in this amount are unrecognised tax losses which aggregated approximately € 810 million. The recognised losses of € 4,515 million include
€ 570 million which will expire within 5 years.

d) Tax loss carryforward by maturity

-----------------------------------------------------------------------------------------------
(In € million)                                                           At March 31, 2003
                                                                       ------------------------
Expiring within        1 year                                                     221
                       2 years                                                     66
                       3 years                                                    157
                       4 years                                                    507
                       5 years and more                                         2,873
                       Not subject to expiration                                1,501
                                                                       ------------------------
                                                                                5,325
                       Total
-----------------------------------------------------------------------------------------------

Note 7 - Goodwill, net

----------------------------------------------------------------------------------------------------------------------
                                                                                              Translation
(In € million)                      Net value    Net value                                    adjustments    Net value
                                    March 31,    March 31,    Acquisitions/                    and other     March 31
                                      2001         2002         Disposals     Amortisation      changes        2003
                                   -----------  -----------  --------------  --------------  --------------  ---------

Power (a)                             3,515        3,524            (2)          (198)            41         3,365

Transmission & Distribution *           557          564             4             (38)           (15)         515

Transport (b)                           451          449           158             (37)           (12)         558

Marine                                    3            2             -               -               -             2

Contracting                             706            -             -               -               -             -

Other (c)                                78           73           (10)            (11)          (52)           -
                                   -----------  -----------  --------------  --------------  --------------  ---------
Goodwill, net                         5,310        4,612           150             (284)          (38)       4,440
----------------------------------------------------------------------------------------------------------------------

*   includes € 93 million of Power Conversion  goodwill integrated into the Transmission and Distribution sector as of
    1 April 2002. Previous year has been restated accordingly.

The gross value of goodwill  was € 6,011  million,  € 5,405  million and € 5,450 million at March 31, 2001, 2002 and 2003 respectively.

(a) Power

The  goodwill is related to the  acquisition  of ABB ALSTOM  Power in a two step process in 1999 and 2000.0

In June 1999, ALSTOM formed a joint venture with ABB, ABB ALSTOM POWER (AAP). In setting up the ABB ALSTOM Power joint venture the Company contributed its Energy business,  except  the Heavy  Duty Gas  Turbine  business,  and ABB  contributed substantially  all of its power  generation  business,  except  for its  nuclear operations,  Combustion  Engineering Inc., a subsidiary of ABB, and its asbestos liabilities for which ABB indemnified the Company.

From  July 1, 1999 to May 10,  2000 the  Company  owned  50% of the AAP's  share capital.  On May 11, 2000,  ALSTOM  acquired ABB's 50%  shareholding in AAP, now renamed  Power.  Prior to that date,  ALSTOM  consolidated  its 50% share in AAP using the proportionate  consolidation method. From May 11, 2000 the accounts of
Power are fully consolidated.

In connection  with the creation of AAP in June 1999, the Company paid to ABB an amount of € 1,485 million.  The acquisition cost of the second 50% share paid in
May 2000 was € 1,253 million.

The Company has used the time interval ending with the close of the first fiscal year beginning  after the May 11, 2000  acquisition to finalise the ALSTOM Power purchase price allocation.

The aggregate amount of goodwill  recorded in connection with the acquisition of
ALSTOM Power in the June 1999 and May 2000 transactions was € 3,953 million.

 (b) Transport

On  October 1, 2000,  the  Company  purchased  51% of Fiat  Ferroviaria  SPA now renamed  ALSTOM  Ferroviaria  SPA for € 149  million.  Goodwill  arising on that acquisition is € 109 million.

The Company  has used the time  interval  ending with the close of first  fiscal year  after the  acquisition  of 51% of  ALSTOM  Ferroviaria  SPA to review  the purchase  price  allocation  and recorded an adjustment of € 54 million,  net of deferred taxation.

On April 16,  2002,  the put  option  requiring  the  Company  to  purchase  the remaining  49 % of the capital was  exercised by Fiat Spa for an amount of € 154 million. The resulting goodwill increase amounts to € 158 million.

(c) Other

In September  2002, the Company sold its interest in its South African  entities reducing the net goodwill by € 12 million (see Note 3).

At March 31, 2003, other goodwill, which substantially reflected the acquisition costs of the Company's  international network activity, has been re-allocated to the sectors which the Network serves.

(d) Impairment

The Company  requested a third party valuer to provide an independent  report as part  of  its  impairment  test,  performed  annually,  on  goodwill  and  other intangible  assets  (see  Note  8).  Its  valuation  focused  primarily  but not exclusively  on the two  Sectors  (Power and  Transport)  which  account for the majority of the Company's goodwill and other intangibles.

The valuation in use was determined primarily by focusing on the discounted cash flow  methodology  which  captured  the  potential of the asset base to generate future profits and cash flow and was based on the following factors :

-   The  Company's  internal  three year  Business  Plan prepared as part of its annual budget exercise at sector and segment level.
-   Extrapolation of the three year Business Plan over 10 years.
-   Terminal value at the end of the ten year period representing  approximately
    55% of total enterprise value.
-   The Company's Weighted Average Cost of Capital, post-tax, of 10.5% to 11.5%.

The  valuation  supported  the  Company's  opinion  that its  goodwill and other intangible assets were not impaired on a reporting unit basis.

Note 8 - Other intangible assets, net

----------------------------------------------------------------------------------------------------------------------
                                                                                               Translation
(In € million)                         At           At                                         adjustments      At
                                    March 31,    March 31,    Acquisitions/                     and other    March 31
                                      2001         2002       Amortisation      Disposals        changes       2003
                                   -----------------------------------------------------------------------------------
Gross value                           1,242        1,289             65              -                -        1,354

Depreciation                            (55)       (119)          (67)            -                -         (186)
                                   -----------------------------------------------------------------------------------

Other intangible assets, net          1,187        1,170             (2)            -                -        1,168
----------------------------------------------------------------------------------------------------------------------

Other intangible assets mainly result from the allocation of the purchase price following the acquisition of ABB's 50%
shareholding in Power. It includes technology,  an installed base of customers and licensing agreements.  Additions in the year-end March 2002 and 2003 reflect  payments under a technology  sharing  agreement signed during the year ended
2002.

Note 9- Property, plant and equipment, net

----------------------------------------------------------------------------------------------------------------------
                                                                                                Translation
(in € million)                                                                                  Adjustments
                                                                                                    and
                               March 31,   March 31,   Acquisitions/                Scope of       other     March 31,
                                 2001        2002      Depreciation    Disposals  Consolidation   changes      2003
                               ---------------------------------------------------------------------------------------
Land                              379         390            -            (91)          -         (13)        286

Buildings                       1,659       1,661           56           (140)         (2)       (70)      1,505

Machinery and Equipment         3,643       3,516          129           (201)         (6)      (264)      3,174

Tools, furniture, fixtures
and others                        751       1,009          195            (99)         (6)      (152)        947
                               ---------------------------------------------------------------------------------------
Gross value                     6,432       6,576          380           (531)        (14)      (499)      5,912
                               ---------------------------------------------------------------------------------------

Land                              (20)       (23)         (2)           16            -           1           (8)

Buildings                        (642)      (667)        (70)           76            1          22         (638)

Machinery and Equipment        (2,525)    (2,541)       (247)          175            2         196       (2,415)

Tools, furniture, fixtures
and others                       (457)      (557)        (83)           68            3          49         (520)
                               ---------------------------------------------------------------------------------------
Accumulated depreciation       (3,644)    (3,788)       (402)          335            6         268       (3,581)
                               ---------------------------------------------------------------------------------------

Land                              359         367           (2)          (75)          -         (12)        278

Buildings                       1,017         994          (14)          (64)         (1)       (48)        867

Machinery and Equipment         1,118         975         (118)          (26)         (4)       (68)        759

Tools, furniture, fixtures
and others                        294         452          112            (31)         (3)      (103)        427
                               ---------------------------------------------------------------------------------------
Net value                       2,788       2,788          (22)         (196)         (8)      (231)      2,331
----------------------------------------------------------------------------------------------------------------------

Assets financed through capital lease are not capitalised (see Notes 2 and 27 (b)).

Note 10 - Equity method investments and other investments, net

At March 31, 2003,  in line with the  accounting  policies set out in note 2(b), investments in which the Company has direct or indirect  control of more than 50
% of the outstanding voting shares or over which it exercises effective control, are fully  consolidated.  Only  investments  in which the  Company has an equity interest of 20 % to 50 % and over which it exercises  significant  influence are accounted for under the equity method.

(a) Equity method investments

---------------------------------------------------------------------------------------------------
                                                          At March 31,            %       Share in
(in € million)                                     2001      2002      2003    Interest  Net income
                                                 --------  --------  --------  --------  ----------

Guangxi Laibin Electric Power Co Ltd "Figlec"       62        65        59        40          0

Termoeléctrica del Golfo
and Termoeléctrica Pe&ntidle;oles            24        72        87        49.5        0

ALSTOM S.A. de C.V., Mexico                         11        10         8        49          1

Others                                               8        15         8                    2

                                                 --------  --------  --------            ----------
Total                                              105       162       162                    3
---------------------------------------------------------------------------------------------------

At March 31, 2003 the Company held 40 % of the registered capital of the Chinese entity "Figlec", a company which operates the thermal Power Plant of Laibin.

In the year ended March  31,2001 the  Company  acquired a 49.5%  interest in the
Termoeléctrica  del  Golfo  and   Termoeléctrica   Pe&ntidle;oles,
projects to build  generation  plants,  currently under  construction in Mexico.
During  the  year  further  funding  was  provided  as the  construction  of the generation plants proceeded.

In the year ended  March 31,  2001 ALSTOM sold 51 % of its shares in ALSTOM S.A.
de C.V., Mexico and now holds 49 % of the share capital.

(b) Other investments, net

-----------------------------------------------------------------------------------------------------------
                                                                   At March 31
(in € million)                                        2001    2002              2003
                                                     ------  ------  ---------------------------       %
                                                       Net     Net    Gross    Provision    Net    Interest
                                                     ------  ------  -------  -----------  -----  ---------
Ansaldo Coemsa SA (1)                                  29      -        -         -          -         -

Ballard Generation Systems Inc (2)                     40       40      -         -          -         -

Ballard Power Systems Inc (2)                         -        -        29        (7)        22    2.37%

La Maquinista Vila Global (3)                          28       28      -         -          -         -

A-Train AB & A-Train Invest AB                         11       11      14        (9)         5      29%

Birecik Baraj ve Hidroelektrik Santrali Tesis ve       20       16      20                    20      14%
Isletme AS

Tramvia Metropolita SA                                  6        7       8        -            8      25%

Tramvia Metropolita del Besos (4)                     -        -         8        -            8      25%

Others                                                 84       37      36        (16)       20
                                                     ------  ------  -------  -----------  -----
TOTAL                                                 218      139     115        (32)       83
-----------------------------------------------------------------------------------------------------------

(1) this company has been consolidated from April 1, 2001.

(2) during the year an  agreement  was signed to convert the 20%  interest of Alstom in Ballard  Generation
    Systems  Inc   ______________________________   into  2.37%  interests  in  Ballard  Power  Systems  Inc
    (corresponding  to 2,500,000  shares) a company publicly traded on the Toronto Stock exchange.  At March
    31, 2003 the share price was 13.93 $CAD (€ 8.69 ).

(3) during the year,  the 39 % interests in La Maquinista  Vila Global have been sold for an amount of € 36 million.

(4) Tramvia Metropolita del Besos is just created and has no accounts available.

Information  on the main  other  investments  at March  31,  2003 is  based  on the most  recent  financial statements available and is the following:

---------------------------------------------------------------------------------------------------
(in € million)                                                                         Share in
                                                                    Net income        Net Equity
                                                                 ----------------  ----------------
A-Train AB & A-Train Invest AB                                          (8)               2
Birecik Baraj ve Hidroelektrik Santrali Tesis ve Isletme AS            (14)              18
Tramvia Metropolita SA                                                   0                 7
---------------------------------------------------------------------------------------------------

Note 11 - Other fixed assets, net

----------------------------------------------------------------------------------------------------------------------
                                                                                        At March 31,
(in € million)                                                              2001             2002             2003
                                                                       --------------  ---------------  --------------
Long term  loans, deposits and retentions (1)                                776               778              814
Prepaid assets - pensions (see Note 21)                                      446               469              397
Others                                                                        79                79               83
                                                                       --------------  ---------------  --------------
Other fixed assets, net                                                    1,301             1,326            1,294
----------------------------------------------------------------------------------------------------------------------

(1) Include loans and cash deposits in respect of Marine vendor  financing (See Note 27 (a)(2)) for total amounts of
€ 491 million, € 561 million and € 510 million at March 31, 2001, 2002 and 2003, respectively.

Note 12 - Inventories and contracts in progress, net

----------------------------------------------------------------------------------------------------------------------
(in € million)                                                                          At March 31,
                                                                            2001             2002            2003
                                                                       --------------  ---------------  --------------
Raw materials and supplies                                                   1,197            1,586           1,485
Work and contracts in progress                                               7,412            6,929           5,198
Finished products                                                              412              361             276
                                                                       --------------  ---------------  --------------
Inventories, and contracts in progress, gross                                9,021            8,876           6,959
Less valuation allowance                                                      (436)           (323)          (301)
                                                                       --------------  ---------------  --------------
Inventories, and contracts in progress, net of valuation                     8,585            8,553           6,658
allowances
Less related customers' deposits and advances                               (2,536)         (2,960)        (2,050)
                                                                       --------------  ---------------  --------------
Inventories, and contracts in progress, net of valuation
allowances and related customers' deposits and advances                      6,049            5,593           4,608
----------------------------------------------------------------------------------------------------------------------

Note 13 - Trade receivables, net

----------------------------------------------------------------------------------------------------------------------
(in € million)                                                                          At March 31,
                                                                            2001             2002            2003
                                                                       --------------  ---------------  --------------
Trade receivables on contracts                                               7,629           10,376          10,941
Other trade receivables                                                      3,608            1,469           1,142
                                                                       --------------  ---------------  --------------
Trade receivables, gross (1)                                                11,237           11,845          12,083
Less valuation allowance                                                      (182)           (137)          (130)
                                                                       --------------  ---------------  --------------
Trade receivables, net of valuation allowances                              11,055           11,708          11,953
Less related customers' deposits and advances                               (4,026)         (6,978)        (7,098)
                                                                       --------------  ---------------  --------------
Trade receivables, net of valuation allowances and related
customers' deposits and advances                                             7,029            4,730           4,855
----------------------------------------------------------------------------------------------------------------------
(1) after sale of trade receivables (see Note 14)

Note 14 - Sale of trade receivables

The following table shows net proceeds from sale of trade receivables :

----------------------------------------------------------------------------------------------------------------------
                                                                                        At March 31,
(in € million)                                                              2001            2002             2003
                                                                       --------------  ---------------  --------------
Trade receivables sold                                                      1,154           1,388              357
Retained interests( Note 15)                                                 (260)          (352)              -
                                                                       --------------  ---------------  --------------
Net cash proceeds from sale of trade receivables                              894           1,036              357
----------------------------------------------------------------------------------------------------------------------

During the year ended March 2001 and 2002, the Company sold trade receivables  within which it irrevocably and without recourse transferred eligible  receivables to third parties.  Under the terms of certain of these agreements,  certain receivables  are pledged as credit  enhancement.  The retained  interest in these pledged  receivables  remains on the consolidated balance sheet as other receivables.  The Company generally continues to service,  administer, and collect the receivables on behalf of the purchasers.

During the year ended March 2003,  the Company sold,  irrevocably  and without  recourse,  trade  receivables to third parties.  The Company  generally  continues  to service,  administer,  and  collect the  receivables  on behalf of the purchasers.

Note 15 - Other accounts receivables, net

----------------------------------------------------------------------------------------------------------------------
                                                                                        At March 31,
(in € million)                                                              2001            2002             2003
                                                                       --------------  ---------------  --------------
Advances paid to suppliers                                                  1,161           1,192              758
Amounts due on local part of contracts                                        159             241              248
Income tax and other government receivables                                   574             519              496
Prepaid expenses                                                              581             446              262
Retained interests in receivables (Note 14)                                   260             352                -
Others                                                                         80             554              501
                                                                       --------------  ---------------  --------------
Other accounts receivables, net                                             2,816           3,304            2,265
----------------------------------------------------------------------------------------------------------------------

Note 16 - Changes in net working capital

----------------------------------------------------------------------------------------------------------------------
                                                                                              Changes in
(in € million)                                      March 31,                  Translation    scope and     March 31,
                                                      2002      Cash flow      adjustments      others        2003
                                                   -----------  -----------  ---------------  -----------  -----------
Inventories and contract in progress, net            5,593         (415)         (477)         (93)        4,608

Trade and other receivables, net (1)                 9,070         (650)         (931)         (12)        7,477

Sale of trade receivables, net                      (1,036)        661             33           (15)         (357)

Contract related provisions                         (3,215)        (87)          130           (25)       (3,197)

Other provisions                                      (456)         49             26            85           (296)

Restructuring provisions                              (178)         29              5             6           (138)

Customers' deposits and advances                    (4,221)         98            589            (7)       (3,541)

Trade and other payables                           (10,102)       (162)          760           129         (9,375)
                                                   -------------------------------------------------------------------
Net working capital                                 (4,545)       (477)          135            68         (4,819)
----------------------------------------------------------------------------------------------------------------------
(1) before impact of net proceeds from sale of trade receivables

Note 17 - Short-term investments

----------------------------------------------------------------------------------------------------------------------
(in € million)                                 Carrying
                                                 Value          Within 1 year      1 to 5 years        Over 5 years
                                           -----------------  ------------------ -------------------------------------
March 31, 2001
Government debt securities                           8                  8                  -                   -
Deposits                                           412                405                  7                   -
Bonds and other debt securities                     76                  8                 55                  13
                                           -----------------  ------------------ -------------------------------------
Total                                              496                421                 62                  13
March 31, 2002
Equity securities                                   31                  -                  -                  31
Deposits                                           121                117                  4                   -
Bonds and other debt securities                    179                 18                160                   1
                                           -----------------  ------------------ -------------------------------------
Total                                              331                135                164                  32
March 31, 2003
Government debt securities                           4                  1                  3                   -
Deposits                                            53                 53                  -                   -
Bonds and other debt securities                     85                 36                 43                   6
                                           -----------------  ------------------ -------------------------------------
Total                                              142                 90                 46                   6
----------------------------------------------------------------------------------------------------------------------

The  aggregate  fair value is € 498 million,  € 333 million and € 143 million at
March 31, 2001, 2002 and 2003, respectively.

Note 18 - Cash and cash equivalents

Cash  and cash  equivalents  include  cash at banks  and cash on hand of € 1,537 million,  € 1,413  million  and € 897 million at March 31,  2001,  2002 and 2003 respectively, and

highly liquid  investments of € 987 million,  € 491 million and € 731 million at
March 31, 2001, 2002 and 2003, respectively.

Note 19 - Minority interests

----------------------------------------------------------------------------------------------------------------------
                                                                                        At March 31,
(in € million)                                                              2001            2002             2003
                                                                       --------------  ---------------  --------------
Balance beginning of fiscal year                                              33             102               91
Share of net income                                                           37              23               15
Translation adjustment                                                         -              (1)            (15)
Dividend paid                                                                 (7)           (21)             (1)
Change in scope and other changes                                             39             (12)              5
                                                                       --------------  ---------------  --------------
Balance end of fiscal year                                                   102              91               95
----------------------------------------------------------------------------------------------------------------------

Note 20 - Provisions for risks and charges

----------------------------------------------------------------------------------------------------------------------
                                                                                               Translation
(in € million)                                                                                 Adjustments
                                                                                                   and
                                     At          At                                                             At
                                  March 31,   March 31,                                           other     March 31,
                                    2001        2002      Additions     Releases     Applied     changes      2003
                                  ------------------------------------------------------------------------------------
       Warranties                  1,321       1,618         273         (112)       (840)      (124)        815
       Penalties and claims        1,463         774       1,388         (116)       (359)        79        1,766
       Contract loss accruals        560         490         236          (48)       (319)       (14)        345
       Other risks on contracts      414         333         113          (54)        (75)       (46)        271
Provisions on contracts            3,758       3,215       2,010         (330)     (1,593)      (105)      3,197
Restructuring                        285         178         282          (14)       (297)       (11)        138
Other provisions                     548         456          31          (45)        (35)      (111)        296
                                  ------------------------------------------------------------------------------------
Total                               4,591       3,849       2,323        (389)     (1,925)      (227)      3,631
----------------------------------------------------------------------------------------------------------------------

Provisions on contracts

GT24/GT26 heavy duty gas turbines

In  July  2000,  the  Company  announced  that  it had  experienced  significant technical  difficulties in the introduction of the new GT24/GT26  heavy-duty gas turbines  which are at the top end of the  extensive  range of gas turbine ,with respective  outputs of 179 MW and 262 MW. They are among the largest  individual products  the Company  sells and are  typically  sold as part of a larger  power project  involving other Power products.  The GT24/GT26  turbines are based upon technology developed by ABB which initiated the development and marketing of the
GT24/GT26  turbines in 1995,  and also entered into the  contracts  for sales of these  turbines.  These  turbines  were based on an  advanced  and novel  design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of  significant  technical  problems were  identified affecting all the 80 turbines previously sold.

In response,  the Company set in motion high-priority  initiatives to design and implement  modifications  across the fleet. The first step of these  initiatives was to de-rate the units so that they could operate in  commercial  service with lower efficiency and output, while the Company developed the technical solutions to allow full rating  operation.  The Company also  embarked on a  comprehensive programme  to  discuss  and  resolve  any  contractual  issues  with  customers.
Commercial   settlements  with  customers  were  negotiated  to  deal  with  the consequences  of the de-rating.  Typically,  what was proposed was a Performance
Recovery  Period of around 2-3 years,  prior to  implementing  the life-time and performance upgrades, that the Company calls a "recovery package". This deferred the timing of the date at which provisional  acceptance was achieved and related contractual remedies,  including liquidated damages,  apply. During that period, varying  solutions were applied  depending on the situation,  however in general the  Company  replaced  short  life  components  at  its  costs  and  agreed  on contractual  amendments,  including  revised  financial  conditions,  with  each customer.

The Company has already implemented some technical improvements to the turbines, which permit flexible and reliable  operation of the fleet. This is confirmed by third-party  statistics  showing that the reliability of the GT24 fleet is above
98% in the 2002 calendar  year.  Operational  reliability  and  flexibility  are important ingredients for customers, particularly for those in merchant markets.

The  Company's  confidence  in the  technology  is based on the  major  progress achieved over the past 6 months.  Modifications aimed at delivering enhancements to output and efficiency have been designed,  validated and tested. Reduction of design risk and the validation of upgraded  components have been advanced by the technology  agreement with Rolls-Royce we signed in February 2002 by using their aero-engine technology and experience base.

Most importantly,  while the units accumulate hours in operation, it can be seen that the technology has stabilised. The 71 machines in service have accumulated, as of March  2003,  over  half a  million  operating  hours at high  reliability levels.

The  commercial  situation  with respect to the  GT24/GT26  gas turbines is also becoming much clearer.  The Company has reached commercial  settlements on 61 of the 80 units and of these  settlements 24 are  unconditional  that is to say the contracts  are in the normal  warranty  period,  and there is no  obligation  to upgrade or pay further  penalties.  Under the other 37 settlements,  the Company committed  to  make  additional  upgrade  improvements,  either  in  respect  of performance  or the life of key  components  and is required  to pay  liquidated damages if the modified gas turbines do not meet performance  criteria or if the
Company  does not respect the agreed time delays for the  implementation  of the modifications.  As concerns the remaining 19 units for which no settlements have been reached,  7 are  currently  subject to  litigation,  and  negotiations  are ongoing or not yet started for the remainder.  The orders in hand included € 558 million,  at 31 March 2003, in respect of a GT26 contract currently suspended on which the  customer has an option for  termination.  If this  contract  does not proceed, the orders in hand will need to be adjusted accordingly.

Notwithstanding  the progress achieved to date, since November 2002, the Company experienced  unexpected  set  backs and  delays,  which it  believes  it has now resolved, in validating and testing several important components of the recovery package,  notably the GT24 compressor  upgrade and the 'full  lifetime'  blades.
These  delays  resulted in being  unable to respect the duration of the recovery periods agreed with some of its customers under applicable agreements, including under  conditional  settlement  agreements,  prior to the  implementation of the recovery package with the expected  improvements in performance,  efficiency and life of key components.  In the current state of the energy  wholesale  markets, customers  do not have the  incentive  to accept  these  machines.  These delays therefore mean  significantly  increased exposure as customers are less inclined to  agree  to  further  extensions  of the  recovery  periods  and are  invoking penalties  and  liquidated  damages.  The Company also incurs  additional  costs because it has been forced to shut down the machines more  frequently to replace short life components at our expense.  The Company's previously expected targets were therefore not achievable in the current context.

As a consequence, the Company has revised its analysis of the residual financial impact of the  GT24/GT26  issue on a contract  by contract  basis,  which it now estimates  at € 1,530  million  net.  This  amount  reflects  management's  best estimate of the remaining  gross exposure in March 2003 of € 1,984  million,  on which it expects to mitigate € 454 million by taking numerous  actions to reduce its estimated gross exposure.

In fiscal year 2000,  ABB ALSTOM  Power,  of which the Company owned 50% at that time,  recorded a total of € 519  million  of  provisions  in  accrued  costs in respect  of the GT 24/GT 26 gas  turbines.  In fiscal  year  2001,  the  Company recorded a total of € 1,068 million of  provisions  and accrued  contract  costs related to the  turbines.  In fiscal year 2002, an additional € 1,075 million of provisions  and accrued  contract cost were  recorded  relating to the turbines.
€ 1,440  million of  provisions  and accrued  contract  costs was retained at 31
March 2002 in respect of these  turbines.  After  application of € 1,070 million during fiscal year 2003,  the remaining  amount of provisions was € 370 million.
To cover the total  revised net  exposure,  an  additional  provision of € 1,160 million  has been  provided  during  fiscal  year 2003.  As a result,  the total provisions  and  accrued  contract  costs at 31 March  2003 in  respect of these turbines  were € 1,530  million.  This  provision  does  not take  into  account interest  to be paid to  customers  (cost of  carry),  the cost of which will be recorded when it falls due.

Actual costs incurred may exceed the amounts of provisions and accrued  contract costs retained at March 31, 2003 because of a number of factors,  including cost overruns  or  delays  the  Company  may  incur in the  manufacture  of  modified components,  the  implementation  of  modifications  or the delivery of modified turbines and the outcome of claims or litigation made by or against the Company.

UK trains

In 1997,  shortly  after the  privatisation  of the British rail  industry,  the
Company  received  five orders for a total of 119 new trains  with an  aggregate value of € 670  million.  At the end of March 2002,  the Company  reported  that difficulties had been encountered on these UK Regional Trains, and 29 of the 119 trains  remained  to be  delivered  out.  Measures  taken to address the various technical and contractual issues enabled the Company to work with the operators and the rail  authorities  to  deliver  all but one of the 119  trains  ordered.
Settlements  have recently been agreed with customers under which the Company is obliged to implement  programmes to ensure that all fleets achieve agreed levels of in-service  reliability,  which are on going and leading to additional costs.
These commitments, which, in some instances, involve commitments for a number of years, have been provided for in fiscal year 2003.

On the West Coast Main Line  "WCML"  contract,  the  project  experienced  major delays  due to  changing  specifications  and  the  high  level  of  uncertainty regarding upgrading of the WCML route and infrastructure.  Nevertheless,  trains are  currently  being  delivered at the rate of 2 a month in line with a revised programme agreed with our customer and the railway authorities.

In fiscal year 2003,  the Company  provided for  additional  provisions of € 140 million to cover the future costs of the continuing improvement programme on the
Regional Trains and to complete the WCML contract.

Actual costs incurred may exceed the amounts of provisions and accrued  contract costs retained at March 31, 2003 because of a number of factors,  including cost overruns,  delays the  Company may incur in the  manufacture  or delivery of the trains or of the outcome of claims made by or against the Company  which are, at such an early stage,  that no meaningful  assessment of amounts which may become due to or by the Company is possible.

Restructuring provisions

During the year ended  March 31,  2003,  restructuring  expenditure  amounted to
€ 297 million. New plans were adopted during the period in Power, Transmission &
Distribution and Transport, for which provisions have been created. At March 31,
2003,  restructuring  and  redundancy  provisions  mainly  relate  to Power  and
Transmission & Distribution Sectors.

During the 12 month  period  ended  March 31,  2002,  restructuring  expenditure amounted to € 344 million, principally in the Power, Transmission & Distribution and Transport Sectors. New plans were adopted during the period in Transport for which  provisions  have  been  created  during  the  year.  At March  31,  2002, restructuring and redundancy provisions mainly relate to Power, Transmission and
Distribution and Power Conversion Sectors.

During the 12 month  period  ended  March 31,  2001,  restructuring  expenditure amounted to € 605 million, principally in the Power, Transmission & Distribution and  Transport  sectors.  New plans were  adopted  during  the period  mainly in
Transport  for which  provisions  have been created  during the year.  The € 306 million of change in scope of  consolidation  was mainly  explained  by the full consolidation of Power since May 11, 2000. At March 31, 2001,  restructuring and redundancy  provisions  mainly related to Power and  Transmission & Distribution
Sectors.

Other provisions

Other  provisions  include € 144 million and € 140 million at March 31, 2002 and
2003, respectively to cover Marine vendor financing exposure (Note 25 (b)).

Note 21 -- Retirement, termination and post-retirement benefits

The Company provides various types of retirement,  termination benefits and post retirement  benefits  (including  healthcare  benefits and medical  cost) to its employees.  The type of benefits offered to an individual employee is related to local legal  requirements as well as the historical  operating  practices of the specific subsidiaries.

Termination  benefits are generally lump sum payments based upon an individual's years of credited service and annualised  salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the  employee's  years of  credited  service and average  final  earnings.  Most defined-benefit  pension  liabilities are funded through separate pension funds.
Pension plan assets  related to funded  plans are invested  mainly in equity and debt securities.  Other supplemental  defined-benefit pension plans sponsored by the Company for certain  employees are funded from the Company's  assets as they become due.

Change in benefit obligation

------------------------------------------------------------------------------------------------------
                                    Pension Benefit          Other Benefits              Total
(in € million)                        At March 31,            At March 31,            At March 31,
                                 2001    2002   2003     2001    2002    2003    2001    2002    2003
                               ------- ------- ------- ------- ------- ------- ------- ------- -------
Benefit Obligation at
Beginning of year              (2,985) (3,865) (3,527)    (80)   (206)   (242) (3,065) (4,071) (3,769)
Service cost                      (97)    (99)   (107)     (2)     (3)     (2)    (99)   (102)   (109)
Interest cost                    (200)   (205)   (196)    (14)    (16)    (15)   (214)   (221)   (211)
Plan participants                 (20)    (19)    (20)      -       -       -     (20)    (19)    (20)
contributions
Amendments                          -     (16)      1       -       -       -       -     (16)      1
Business Combinations /          (423)    359      (3)   (109)      -       -    (532)    359      (3)
disposals (1)
Curtailment                         -       9      12       -       -       -       -       9      12
Settlements                         4       -      91       -       -       -       4       -      91
Actuarial (loss) gain            (353)    154     (97)      -     (31)    (12)   (353)    123    (109)
Benefits paid                     169     178     149      14      17      17     183     195     166
Foreign currency translation       40     (23)    358     (15)     (3)     50      25     (26)    408
Benefit Obligation at end
of Year                        (3,865) (3,527) (3,339)   (206)   (242)   (204) (4,071) (3,769) (3,543)
------------------------------------------------------------------------------------------------------

(1) In the year ended March 31, 2001, the business  combination  relates mainly to the full integration of Power In the year ended March 31,2002,  the Business  combination relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways  Maintenance Limited and Contracting sector

Change in plan assets

---------------------------------------------------------------------------------------------------------------------------
                                             Pension Benefit               Other Benefits                   Total
                                       -------------------------    -------------------------    --------------------------
(in € million)                                 At March 31,                 At March 31,                 At March 31,
                                        2001      2002     2003      2001      2002     2003      2001      2002     2003
                                       ------- ---------- -------    ------- --------- -------    ------- --------- -------
Fair value of plan assets at
 beginning of year                     3,248     3,322    2,712         -         -        -     3,248     3,322    2,712
Actual return on plan assets             (34)    (165)   (282)       -         -        -       (34)    (165)   (282)
Company contributions                     61        81       73         -         -        8        61        81       73
Plan participant contributions            20        19       23         -         -        -        20        19       23
Business Combinations /disposals (1)     223      (444)    (30)       -         -        -       223      (444)    (30)
Settlements                                -         -      (75)       -         -        -         -         -      (75)
Benefits paid                           (145)    (122)    (95)       -         -        -      (145)    (122)    (95)
Foreign currency translation             (51)      21     (314)       -         -        -       (51)      21     (314)
                                       -------------------------    -------------------------    --------------------------
Fair value of plan assets at
 end of year                           3,322     2,712    2,012         -         -      -       3,322     2,712    2,012
Funded status of the plan               (543)    (815) (1,327)    (206)    (242)   (204)    (749)  (1,057) (1,531)
Unrecognised actuarial loss (gain)       211       506      933        (1)      34       34       210       540      967
Unrecognised actuarial prior
Service cost                             (77)      18       11         -         -       (1)    (77)        18       10
Unrecognised actuarial transition          -       (26)    (24)       4         -        3         4       (26)    (21)
                                       -------------------------    -------------------------    --------------------------
(Accrued) prepaid benefit cost          (409)    (317)   (407)    (203)    (208)   (168)    (612)    (525)   (575)
                                       -------------------------    -------------------------    --------------------------

Of which:
Accrued pensions and retirement
benefits                                (855)    (786)    (804)    (203)    (208) (168)  (1,058)    (994)  (972)
Prepaid assets (Note 11)                 446       469       397         -         -        -       446       469     397
---------------------------------------------------------------------------------------------------------------------------

(1) In the year ended March 31, 2001, the business  combination relates mainly to the full integration of Power In the year ended March 31,2002,  the Business  combination  relates mainly to the purchase and the integration of Railcare Limited and to the sale of GT Railways Maintenance Limited and Contracting sector.

Components of plan assets

-------------------------------------------------------------------------------
                                      Year ended March 31,
                          2002                2003%
                   ------------------ -------------------- --------------------
Equities                   1,646               1,156                57.5
Bonds                        827                 641                31.8
Properties                   142                 129                 6.4
Others                        97                  86                 4.3
                   ------------------ -------------------- --------------------
Total                      2,712               2,012                100
-------------------------------------------------------------------------------

The actuarial  assumptions  used vary by business  unit and country,  based upon local considerations :

Assumptions (weighted average rates)

---------------------------------------------------------------------------------------------------------------------
                                             Pension Benefit                            Other Benefits
                                 ----------------------------------------- ------------------------------------------
                                            Year ended March 31,                      Year ended March 31,
                                     2001         2002          2003           2001          2002          2003
                                 ----------------------------------------- ------------------------------------------
Discount rate                        6.23%        6.14%         5.90%          7.5%         7.25%         6.75%
Rate of compensation increase        4.13%        3.31%         3.28%           N/A           N/A           N/A
Expected return on plan assets       6.93%        7.79%         7.57%           N/A           N/A           N/A
---------------------------------------------------------------------------------------------------------------------

The following  table shows the amounts of net periodic  benefit cost for each of the three years ended March, 31, 2001, 2002 and 2003.

----------------------------------------------------------------------------------------------------------------------
                                                         Pension Benefit                      Other Benefits
                                               ----------------------------------- -----------------------------------
                                                       Year ended March 31,                Year ended March 31,
                                                   2001        2002       2003         2001       2002        2003
                                               ----------------------------------- -----------------------------------
Service cost                                         97          99        107            2          3           2
Expected interest cost                              200         205        196           14         16          15
Expected return on plan assets                     (227)      (208)     (193)         -                      -
Amortisation  of  unrecognised  prior  service       (6)        (8)        2           -          -           -
cost
Amortisation of actuarial net loss (gain)            14          11         16                      -            1
Curtailments/Settlements                             (4)       (32)        9           -          -           -
                                                ---------------------------------------------------------------------
Net periodic benefit cost                            74          67        137           16         19          18
---------------------------------------------------------------------------------------------------------------------

The  Company's  health care plans,  disclosed in other  benefits  are  generally contributory with participants'  contributions adjusted annually. The healthcare trend  rate is  assumed  to be 10 % in the year  ended  March,  31,  2003 and 8%
thereafter.

In  addition to the net  periodic  benefit  cost  disclosed  above,  the company charged in  pensions  costs  contributions  related to  schemes  mixing  defined benefits and defined contributions for € 32 million together with multi-employer contributions for € 27 million.

The total of pension  and other post  retirement  benefit  costs for each of the three year ended March 31, 2003 are shown in Note 4 - Other  income  (expenses), net.

The total cash  outflow of the 12 month  period  ended  March 31, 2003 was € 203 million.

Note 22 - Financial Debt

(a) Analysis by nature

---------------------------------------------------------------------------------------------------------------------
                                                                                        At March 31,
                                                                     ------------------------------------------------
(in € million)                                                             2001            2002              2003
                                                                     --------------  --------------   ---------------

Redeemable preference shares (1)                                           -               -                205

Subordinated notes (2)                                                     -               -                250

Bonds (3)                                                                1,200           1,200            1,200

Syndicated loans (4)                                                       200           1,550            2,627

Bilateral loans                                                            633             283              358

Bank overdraft and other facilities                                        979             779              266

Commercial paper (5)                                                     1,611             455               83

Accrued interest                                                            30              33               50
                                                                     --------------  --------------   ---------------
Total                                                                    4,653           4,300            5,039
---------------------------------------------------------------------------------------------------------------------
Future receivables securitised, net (6)                                  1,578           1,735            1,292
---------------------------------------------------------------------------------------------------------------------
Financial debt                                                           6,231           6,035            6,331
---------------------------------------------------------------------------------------------------------------------
Long-term portion                                                        2,352           3,644            3,647

Short-term portion                                                       3,879           2,391            2,684
---------------------------------------------------------------------------------------------------------------------

(1) On 30 March  2001,  a wholly  owned  subsidiary  of ALSTOM  Holdings  issued perpetual, cumulative, non voting, preference shares for a total amount of €
    205 million.
    The preference shares have no voting rights. They are not redeemable, except at the exclusive option of the issuer, in whole but not in part, on or after the 5th  anniversary  of the  issue  date or at any time in case of  certain limited  specific  pre  identified  events.  Included in those  events,  are changes in tax laws and the issuance of new share capital.
    In July  2002 an  issue  of  shares  was  made  triggering  the  contractual redemption of the preferred  shares at 31 March 2006 at a price equal to par value together with dividends accrued,  but not yet paid. As a result of the triggering event during the year, this instrument has been  re-classified as long term debt and its related  interest has been classified as interest and shown as Net interest income (expense) (see Note 5).

(2) The Company  issued,  on September  2000, € 250 million  Auction Rate Coupon
    Undated  Subordinated  Notes.  In March 2003,  the terms of redemption  were amended and the notes are now  redeemable  in  September  2006.  They retain their  subordinated  nature  and rank  "pari  passu"  with  holders of other subordinated indebtedness.  Interest is payable quarterly, at variable rates based on EURIBOR.

    As a result of the change in the terms of redemption  during the year,  they are presented as financial debt at March 31, 2003.

(3) On July 26, 1999, the Company  issued bonds for a principal  amount of € 650 million with a 7 year  maturity,  listed on the Paris and  Luxembourg  Stock
    Exchanges, bearing a 5 % coupon and to be redeemed at par on July 26, 2006.
    On February 6, 2001,  the Company  issued bonds for a principal  amount of €
    550 million with a 3 year maturity, listed on the Luxembourg Stock Exchange, bearing a 5.625 % coupon and to be redeemed at par on February 6, 2004.

(4) Syndicated loans

    At March 31,  2001,  2002 and 2003,  in  addition  to drawn down  amounts of syndicated  loans,  the Company has unused confirmed credit lines of € 1,723 million,  € 1,660  million and € 600 million  (bridge  facility  maturing 15
    December 2003).

    In March  2003 an  agreement  was  signed  with a  consortium  of banks "the lenders" to extend until January 21, 2004 the maturity of a revolving credit facility of € 400 million and two bilateral loans totalling € 75 million out of the € 358  million  of  bilateral  loans  at March  31,  2003  that  were originally to mature in March and April 2003. A new bridge facility of € 600 million  maturing 15 December  2003 was also signed under  similar terms and conditions.

    Both  extended  and bridge  facilities  are subject to  compliance  with new financial covenants,  which have also replaced existing covenants in the two other existing syndicated revolving credit facilities (totalling commitments of € 1, 250 million and € 977 million respectively).  They are unsecured and rank "pari passu" with the other revolving facilities.

    While the bridge  facility and the extended  facilities  documentation  were signed on 25 March 2003, they were further  conditioned by the formalisation of amendments in particular  with respect to financial  ratios in some other financing  arrangements of the Company.  Those amendments were finalised and documented in the early part of April 2003.

    The  bridge   facility  and  the  extended   facilities  are  repayable  and
    cancellable  upon  receipt of  proceeds  from  disposals  subject to certain thresholds,  with  the  bridge  facility  repayable  prior  to the  extended facilities.

    Subsequent to the year-end, the Company signed binding agreements to dispose its  industrial  turbines  businesses  for  expected  net cash  proceeds  of approximately  € 950 million.  Other assets  disposals  which occur after 31
    March 2003  generated  net cash proceeds of € 138 million (see Note 31 "Post balance sheet events").

    The newly extended credit  facilities of € 475 million and the € 600 million new bridge facility are  immediately  repayable if the Company fails to meet its financial covenants in the coming financial year set out below :
    - "Total debt"  defined as the sum of the gross  financial  debt and the net amount of sale of trade  receivables  (see Note 14) shall be tested on the last day of each

      month until  maturity and shall not exceed at  respectively  31 March 2003 and 30 September 2003 amounts of € 7,000 million¹ and € 6,800 million.  At
      March 31, 2003, the "total debt" amounts to € 6,688 million.
    - "Economic  debt" defined as the sum of the net financial  debt and the net amount of sale of trade  receivables ( see Note 14) shall be tested on the last day of each month until maturity and shall not exceed at respectively
      31 March 2003 and 30 September  2003 amounts of € 5,300  million,  € 5,500 million.  At March  31,  2003,  the  "economic  debt"  amounts  to € 4,918 million.
    - "Consolidated  net worth" defined as the sum of  shareholders'  equity and minority interests shall not be lower at respectively 31 March 2003 and 30
      September  2003 than € 800 million and € 500  million.  At March 31, 2003, the "consolidated net worth" amounts to € 900 million.

    Financial  covenants  mentioned  above also apply to the € 1,250 million and
    € 977 million  syndicated  revolving credit  facilities.  Similar ratios are applicable  until  maturity  of the credit  facilities.  At March 31,  2004,
    "total  debt" shall not exceed € 4,800  million,  "Economic  Debt" shall not exceed € 3,600 million and  "Consolidated Net worth" shall not be lower than
    € 500 million.  Interest cover,  the ratio between EBITDA² and  consolidated net  financial  expenses(3),  shall not be lower  than 1.8 at March 31,  2004.
    Differing ratios apply in the periods up to the last maturity in 2006.

    In  addition to these  financial  covenants,  under the € 475 million  newly extended  credit  lines  and the € 600  million  new  bridge  facility,  the
    Company's  lenders may request the early  repayment  of all or part of these lines  if at the  shareholders'  meeting  to be held on  July  2,  2003  the shareholders do not approve  resolutions  authorising the Board of Directors to increase the share capital.

(5) The  total   authorised   commercial  paper  program  is  €  2,500  million,
    availability being subject to market conditions

    (6) The Company sold, in several transactions, the right to receive payment from  certain  customers  for future  receivables  for a net amount of €
        1,578  million,  € 1,735  million and € 1,292 million at March 31, 2001,
        2002,  2003  respectively.  Within the total of € 1,292 million at March
        31, 2003 :

    - € 581 million correspond to securitised Marine transactions of which:
      - € 518 million relate to the sale of two  cruise-ships  to two customers.
        These  transactions,  which  substantially  limit the Company's exposure

---------------

(1) Additional  flexibility  of € 500  million is granted at the two  month-ends following this date.

(2) EBITDA is defined as Earnings Before Interest and Tax plus  depreciation and amortisation  as set  out in  Consolidated  Statements  of  Cash  flow  less goodwill  amortisation and less capital gain on disposal of investments (see
    Note 4)

(3) Consolidated net financial  expenses are defined as net interest income plus securitisation expenses (see Note 5)

        during the cruise-ship construction period, provide for limited recourse only in the  event of  customer  default  prior to the  delivery  of the cruise-ships  to cover any  eventual  losses of the  investors  upon the resale of the  cruise-ship  in  question,  subject  to a maximum of € 82 million  in  respect  of one  cruise-ship  sold to one  customer  and, a maximum of € 84 million  in respect of one  cruise-ship  sold to another customer.  These  transactions  benefit from a security  mortgage on the ships until delivery and final payment by the customer.

      - € 63  million  relate to the sale of  future  receivables  from  another customer.

    - € 711 million correspond to securitised  Transport  transactions  covering eleven contracts with three customers.

(b) Analysis by maturity and interest rate

---------------------------------------------------------------------------------------------------------------------
                                           Short Term                            Long Term
                                           ---------- ---------------------------------------------------------------
                                                                                                             Average
                                                                                                            interest
(in € million)                             Less than                                               After 5    rate
                                   TOTAL     1 year    1-2 years  2-3 years  3-4 years  4-5 years   years      (1)
                                  -------  ---------  -------------------------------------------  -----------------
Redeemable preference shares        205        -           -        205        -          -          -         6.3%
Subordinated notes                  250                                        250                             4.9%
                                               -           -         -                    -          -
Bonds                             1,200        550                   -         650        -          -         4.7%
Syndicated loans                  2,627        654      1,250        -         723        -          -         3.7%
Bilateral  loans                    358         75        -          50         33        200                  3.6%
                                                                                                     -
Bank overdraft and other            266        238          3         3          3          3        16        4.7%
facilities
Commercial Paper                     83         83        -           -        -          -          -         3.5%
Accrued interests                    50         50
                                  ------------------- ------------------------------------------------------
Total                             5,039      1,650      1,253        258     1,659        203        16
---------------------------------------------------------------------------------------------------------------------
Future receivables securitised,   1,292      1,034        254          4       -          -          -         5.0%
net (2)
---------------------------------------------------------------------------------------------------------------------
Financial debt                    6,331      2,684      1,507        262     1,659        203        16
---------------------------------------------------------------------------------------------------------------------
(1) including the effects of interest rate swaps associated with the underlying debt.

(2) the  reimbursement of which will come from the direct payment of the customer to the investor to whom the Company sold the right to receive the payment

--------------------------------------------------------------------------------
                                                     At March 31, 2003
(in € million)                                Amount before     Amount after
                                                 Hedging            Hedging (1)
                                             ---------------   ---------------
Financial debt at fixed rate                      1,315              962
Financial debt at floating rate (2)               5,016             5,369
                                             ---------------   ---------------
Total                                             6,331             6,331
--------------------------------------------------------------------------------

(1) after taking into  account € 353 million of interest  swaps  converting  the financial debt at fixed rates into variable rates (see Note 29 (b))

(2) Floating interest rates are based on EURIBOR and LIBOR

(c) Analysis by currency

-------------------------------------------------------------------------------------------------------------------
                                                                                     At 31 March
(in €million)                                                          2001             2002            2003
                                                                   ---------------  ---------------  --------------
Euro                                                                   5,496            5,676            6,205
US dollar                                                                106              125               22
Swiss franc                                                              146                -                -
Mexican peso                                                               -               59                -
Pound sterling                                                           197               24                3
Other currencies                                                         286              151              101
                                                                   ---------------  ---------------  --------------
Total                                                                  6,231            6,035            6,331
-------------------------------------------------------------------------------------------------------------------

Note 23 - Accrued contract costs and other payables

--------------------------------------------------------------------------------------------------------------------
                                                                                     At March 31,
(in € million)                                                         2001             2002              2003
                                                                   --------------   --------------    --------------
Accrued contract cost (contract completion)                            1,641            2,725             2,822
Staff and associated costs                                               751              910               888
Income taxes                                                             259              158               192
Other taxes                                                              294              239               254
Others                                                                   591              506               590
                                                                   --------------   --------------    --------------
Accrued contract costs and other payables                              3,536            4,538             4,746
--------------------------------------------------------------------------------------------------------------------

Note 24 - Customers deposits and advances

During the year the  Company's  marine  subsidiary  entered into a  construction finance contract in respect of one ship presently under construction.  Under the terms  of  this  contract  finance  is made  available  against  commitments  to suppliers and to work in progress.  The amounts financed are secured against the ship involved and the future receivable is collaterised by way of a guarantee of the pre financing.

Cash  received  has  firstly  been  applied  against  amounts  included in trade receivables  then against work in progress and where  commitments  made have not yet become  work in  progress  cash is shown as part of  customer  deposits  and advances.

At 31 March 2003 cash received on this  pre-financing was € 453 million of which
€ 434  million  has been  applied  and the  remaining  balance  of € 19  million included in customers deposits and advances.

Note 25 - Financing arrangements

(a) Special purpose leasing entities

At March 31, 2003,  the Company has interests in eight special  purpose  leasing entities owning seven  cruise-ships and sixty  locomotives.  Because the Company has no  shares  in these  entities,  they  are not  consolidated.  Four  special purposes entities are active at March 31, 2003.

During the year ended March 31, 2002 the leasing  arrangements  of four  special purpose leasing entities owning four cruise-ships  were  re-organised  following the  bankruptcy  of  Renaissance  Cruises  which went into Chapter 11 bankruptcy proceedings in September 2001 and for which the Company had previously built and delivered eight cruise-ships.

The four cruise-ships  owned by four special purpose leasing entities which were afterwards put into liquidation were subsequently sold to separate  subsidiaries of Cruiseinvest  L.L.C, a subsidiary of Cruiseinvest  (Jersey) Ltd, an entity in which the Company has no shares.

Consequently,   at  March  31,  2003,  the  Company  has  four  ongoing  leasing arrangements three relating to Marine and one relating to Transport.

The summarised condensed balance sheets is as follows :

--------------------------------------------------------------------------------------------------------------------
(in € million)                                                                      At March 31,
                                                                        2001             2002            2003
                                                                   ---------------  --------------- ----------------
Assets
Restricted long-term cash                                                   92               88              85
Long-term receivables, net (*)                                           1,663              923             770
Advance payments                                                            42               10              10
Other assets                                                                61               43              41
                                                                   ---------------  --------------- ----------------
Total                                                                    1,858            1,064             906
--------------------------------------------------------------------------------------------------------------------
Liabilities
Bank borrowings (1)                                                      1,399              634             510
Alstom financing (2)                                                       218              270             266
Customers retentions                                                       241              160             130
                                                                   ---------------  --------------- ----------------
Total                                                                    1,858            1,064             906
--------------------------------------------------------------------------------------------------------------------
(*) Long-term receivables, net are presented net of unearned income that amounts to € 812 million, € 552 million and
    € 457 million at March 31, 2001, 2002 and 2003 respectively.

The  decrease  of total  balance  sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US dollar during the period.

(1) Bank borrowings

Marine

Borrowing of one entity totalling € 137 million, € 123 million and € 111 million at March 31, 2001, 2002 and 2003,  respectively is guaranted by the Company.  In the  event of the  guarantee  of  repayment  of  borrowings  being  called,  the
Company's  position  is  secured on the  underlying  assets of the  entity.  The
Company's exposure is disclosed in Note 27 (a) (2) "vendor financing".

Borrowings  of two  entities  totalling  € 281  million,  € 207 million and € 96 million at March, 31 2001, 2002 and 2003, respectively are guaranteed by Coface, a French state owned export credit insurance company,  up to a maximum of 95% of their nominal value. The Company has no exposure in respect of these borrowings.

Transport

Borrowings  of the entity  involving  sixty  locomotives  totally € 251 million,
€ 287 million and € 252 million at March 31, 2001,  2002 and 2003,  respectively are guaranted by a Western European state with no recourse to the members of the entity in case of  default.  The  Company  has no  exposure  in respect of these borrowings.

(2) Alstom borrowings

Marine

Two leasing entities are also directly  financed by the Company for an amount of
€ 218 million, € 270 million and € 223 million at March 31, 2001, 2002 and 2003, respectively,  that will increase to a maximum of approximately € 240 million in
2005.  This financing is secured by ship  mortgages.  The Company's  exposure is disclosed in Note 27 (a) (2) "vendor financing".

Transport

The entity involving sixty  locomotives is also directly financed by the Company for an  amount of € 43  million  at March 31,  2003 , that  will  increase  to a maximum of  approximately € 63 million in 2009. This financing is guaranted by a
Western  European  state.  The  Company  has no  exposure  in  respect  of these borrowings.

As a consequence,  at March 31, 2003, the Company's vendor financing exposure in respect  of  these  entities  is € 351  million  (see  Note 27 (a)  (2)  "vendor financing").

(b) Cruiseinvest

The ultimate  owner of  Cruiseinvest  (Jersey) Ltd, a company,  incorporated  on
November  12,  2001,  is a Jersey  charitable  trust.  The main  assets  of this
structure  through   subsidiaries  of  Cruiseinvest  LLC  are  six  cruise-ships initially  delivered to  Renaissance,  the  ownership  of which was  reorganised following the bankruptcy of Renaissance Cruises, including the four cruise-ships referred to in Note 25(a), and acquired after a sealed bid auction process.

---------------------------------------------------------------------------------------------------
(in € million)                                                            At March 31,
                                                                  2002 (*)           2003 (*)
                                                              ------------------ ------------------
Cruise ships at cost                                                  1,026                907
Other assets                                                             26                  6
                                                              ------------------ ------------------

Total assets                                                          1,052                913
---------------------------------------------------------------------------------------------------

Retained earnings                                                     -                    (78)

Bank borrowings  (1)                                                    857                804
Alstom limited recourse notes (including interests) (2)                 195                169
Alstom credit line (3)                                                -                     15
Other payables                                                        -                      3
                                                              ------------------ ------------------

Total liabilities                                                     1,052                913
---------------------------------------------------------------------------------------------------
(*) Unaudited and based on available figures provided by Cruiseinvest at December 31, 2001 and 2002.

(1) The Company guaranteed some of the financing arrangements up to US $ 173 million (€ 197 million at March 31, 2002 and € 159 million at March 31, 2003) of which US$ 84 million (€ 96 million at
    March 31, 2002 and € 77 million at March 31, 2003) are supported by a cash deposit.

(2) The  Company  purchased  US $ 170 million (€ 195 million at March 31, 2002 and € 156 million at
    March 31, 2003) of subordinated  limited  recourse notes issued by  Cruiseinvest  (Jersey) Ltd.
    These  subordinated  limited  recourse  notes are  composed  of a series of five notes  bearing interest at 6 % per annum payable half yearly in arrears,  and maturing in December  2011.  The right of the Company as  note-holder  is limited to amounts that shall become payable up to the value of the notes.  Related  interests  due and accrued  amounted to € 13 million at March 31,
    2003.

(3) The Company provided Cruiseinvest LLC with a € 40 million line of credit, of which € 15 million has been drawn down at March 31, 2003.

The  decrease  of total  balance  sheet in fiscal year 2003 is mainly due to the appreciation of Euro against US dollar during the period.

As current economic environment negatively affects the market to which the ships are dedicated, an impairment test of the carrying value of the ships was needed.

Based on current known facts and  circumstances and cash flow forecasts based on the existing  leasing  arrangements  of  Cruiseinvest  and on  assumptions as to leases  renewal and ships sales,  the Company  considers  that its  provision of
€ 140 million at March 31, 2003 (€ 144 million at March 31, 2002) is adequate to cover the probable risk.

At March 31,  2003,  the  Company's  vendor  financing  exposure  in  respect of
Cruiseinvest  is € 368  million,  corresponding  to the  limited  recourse  note including interest of € 169 million, the total commitment concerning the line of credit of € 40 million and € 159 million of guarantees  given on borrowings (see
Note 27 (a) (2) "Vendor financing").

Note 26 - Sector and geographic data

a)  Sector data

The Company is managed through Sectors of activity and determined its reportable segments accordingly.

During fiscal year 2003, the Company was organised in four Sectors:

o   The Power Sector  offers a wide range of products  and  services  related to electrical power generation  including  design,  manufacture,  construction, turnkey project management and related services.

o   The Transmission & Distribution Sector offers equipment and customer support for the  transmission and  distribution of electrical  energy.  From 1 April
    2002  Power  Conversion  has  been  integrated  within  the  Transmission  &
    Distribution  Sector and provides solutions for manufacturing  processes and supplies high-performance products including motors, generators,  propulsion systems for Marine and drives for a variety of industrial applications.

o   The Transport  Sector offers  equipment,  systems,  and customer support for rail  transportation  including  passenger trains,  locomotives,  signalling equipment, rail components and service.

o   The Marine  Sector  designs  and  manufactures  cruise and other  speciality ships.

The composition of the Sectors may vary from time to time. As part of any change in the composition of its sectors, Company management may also modify the manner in which it evaluates and measures profitability.

The Company evaluates internally the Sectors performance on a number of measures including Operating Income and Earnings Before Interest and Tax.

Some units,  not  material  to the sector  presentation,  have been  transferred between  sectors.  The revised  segment  composition has not been reflected on a retroactive basis as the Company determined it was not practicable to do so.

From April 1, 2003 the Power Sector is reorganised into three new Sectors, Power
Turbo-Systems,  Power Service and Power  Environment  and future  reporting will reflect this Sector re-organisation.

--------------------------------------------------------------------------------
Orders received                                      At March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Power                                     11,502        11,033          8,602
Transmission & Distribution(1)             3,619         3,877          3,732
Transport                                  5,558         6,154          6,412
Marine                                     1,835           462            163
Contracting                                2,840           909              -
Corporate & others (2)                       373           251            214
                                      ------------- -------------- -------------
TOTAL                                     25,727        22,686         19,123
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sales                                           Year ended March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Power                                     12,040        12,976         10,901
Transmission & Distribution(1)             3,409         3,814          3,605
Transport                                  4,400         4,413          5,072
Marine                                     1,841         1,240          1,568
Contracting                                2,485           759              -
Corporate & others  (2)                      375           251            205
                                      ------------- -------------- -------------
TOTAL                                     24,550        23,453         21,351
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating income  (loss)                        Year ended March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Power                                        448           572           (690)
Transmission & Distribution(1)               275           226            227
Transport                                    266           101             49
Marine                                        80            47             24
Contracting                                  123            30              -
Corporate & others (2)                      (41)          (35)            (44)
                                      ------------- -------------- -------------
TOTAL                                      1,151           941           (434)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBIT                                            Year ended March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Power                                        313           271         (1,063)
Transmission & Distribution(1)               196           122             81
Transport                                    171            83            (40)
Marine                                        76            32             12
Contracting                                  219            28              -
Corporate & others  (2)                     (44)           (49)          (46)
                                      ------------- -------------- -------------
TOTAL                                        931           487         (1,056)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Capital employed (3)                                 At March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Power                                      2,661         3,012          2,383
Transmission & Distribution(1)             1,042         1,044            963
Transport                                  1,093         1,041            805
Marine                                      (157)         100           (343)
Contracting                                1,268             -              -
Corporate & others  (2)                      918         1,491          1,208
                                      ------------- -------------- -------------
TOTAL                                      6,825         6,688          5,016
--------------------------------------------------------------------------------

(1) Power Conversion is integrated into the Transmission and Distribution sector as of 1 April 2002.  Previous years  comparative  figures have been restated
    accordingly.
(2) Corporate & others  include all units  accounting for Corporate  costs,  the
    International Network and the overseas entities in Australia,  New Zealand ,
    South Africa (before disposal) and India, that are not allocated to Sectors.
(3) Capital  employed  is defined as the  closing  position  of the sum of Fixed assets net and  current  assets  (excluding  net  proceeds  of sale of trade receivables) less current liabilities and provisions for risks and charges.

b) Geographic data

--------------------------------------------------------------------------------
Sales by country of destination                 Year ended March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Europe                                    11,078         9,313          9,219
North America                              6,863         6,255          4,719
South & Central America                      952         1,439          1,534
Asia / Pacific                             3,957         4,521          3,727
Middle East / Africa                       1,700         1,925          2,152
                                      ------------------------------------------
TOTAL                                     24,550        23,453         21,351
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sales by country of origin                      Year ended March 31,
(in € million)                             2001          2002           2003
                                      ------------- -------------- -------------
Europe                                    16,412        14,755         14,762
North America                              5,414         5,623          3,935
South & Central America                      598           683            601
Asia / Pacific (*)                         1,771         2,050          1,833
Middle East / Africa (*)                     355           342            220
                                      ------------- -------------- -------------
TOTAL                                     24,550        23,453         21,351
--------------------------------------------------------------------------------

(*) India and  Pakistan  previously  included in Middle East are now included in
Asia / Pacific. Previous years have been restated accordingly.

Net sales of € 3,049  million (12.4%), € 3,258 (13.9%) and € 3,300 (15.5%) in the years ended March 31, 2001, 2002 and 2003 respectively,  are obtained from a group of state  owned  companies,  independently  managed,  the largest of which represented  1.1%, 2.4 % and 4.2 % in the years ended March 31, 2001,  2002 and
2003 respectively.

No client represented more than 10% of net sales in any of the three years.

Note 27 - Off balance sheet commitments and other obligations

a)  Off balance sheet commitments

--------------------------------------------------------------------------------
(in € million)                                          At March 31,
                                               2001         2002         2003
                                            ----------   ----------   ----------

Guarantees related to contracts (1)           14,156       11,451        9,465
Guarantees related to Vendor financing (2)       913          932          749
Discounted notes receivable                        2           18           11
Commitments to purchase fixed assets              22            8            7
Other guarantees                                   -           58           94
                                            ----------   ----------   ----------
Total                                         15,093       12,467       10,326
--------------------------------------------------------------------------------

(1) Guarantees related to contracts

In accordance with industry  practice  guarantees of performance under contracts with customers and under offers on tenders are given.

Such guarantees  can, in the normal course,  extend from the tender period until the final acceptance by the customer, and the end of the warranty period and may
include  guarantees  on  project   completion,   of  contract  specific  defined
performance criteria or plant availability.

The guarantees  are provided by banks or surety  companies by way of performance bonds,  surety bonds and letters of credit and are normally for defined  amounts and periods.

The Company provides a counter indemnity to the bank or surety company.

The  projects  for which the  guarantees  are given are  regularly  reviewed  by management  and when it becomes  probable that payments  pursuant to performance guarantees  will require to be made  accruals  are recorded in the  Consolidated
Financial Statement at that time.

Guarantees given by parent or group companies  relating to liabilities  included in the consolidated accounts are not included.

(2) Vendor financing

The Company has provided financial support,  referred to as vendor financing, to financial  institutions  and  granted  financing  to certain  purchasers  of its cruise-ships for ship-building contracts signed up to fiscal year 1999 and other equipment.  The total "vendor  financing"  was € 1,259 million at March 31, 2003
(€ 1,493 million at March 31, 2002).

The table below sets forth the breakdown of the outstanding  vendor financing by
Sector at March 31, 2002 and March 31, 2003 :

---------------------------------------------------------------------------------------------------
                                       At March 31, 2002                 At March 31, 2003
(in € million)                Balance    Off balance               Balance    Off balance
                              sheet(1)     sheet(2)     Total     sheet(1)     sheet(2)    Total
                              --------- ------------- ---------- ----------- ------------- --------
Marine                          561          483         1,044       510           423        933
  Cruiseinvest/                 291          141           432       261           107        368
Renaissance
  Leasing entities              270          123           393       223           128        351
  Others                          -          219           219        26           188        214
Transport                         -          416           416       -             317        317
  European metro operator         -          289           289       -             257        257
  Others                          -          127           127       -              60         60
Power                             -           29            29       -               5          5
T&D                               -            4             4       -               4          4
                              --------- ------------- ---------- ----------- ------------- --------
TOTAL                           561          932         1,493       510           749      1,259
---------------------------------------------------------------------------------------------------

(1) Balance sheets items are included in "other fixed assets" (Note 11)
(2) Off-balance  sheet figures  correspond to the total guarantees and commitments,  net of related cash deposits, which are shown as balance-sheet items.

The decrease of the total "vendor  financing" is mainly due to the  appreciation of Euro against US dollar and British pound during the period.

Marine

Cruiseinvest / Renaissance

At March 31, 2003, the "vendor  financing"  granted to Cruiseinvest  relating to
Renaissance  Cruises amounted to € 368 million (€ 432 million at March 31, 2002)
as described is Note 25 (b).

Leasing entities

At March 31, 2003,  the Company  finances and  guarantees the financing of three special leasing entities  relating to three  cruise-ships for an amount of € 351 million (€ 393 million at March 31, 2002) as described in Note 25 (a).

Other ships

The Company has guaranteed the financing  arrangements of three cruise-ships and two high  speed  ferries  delivered  to three  customers  for an amount of € 214 million  at March  31,  2003 (€ 219  million  at March 31,  2002).  One of these guarantees is supported by a cash deposit amounting to € 26 million at March 31,
2003.

The provision retained in respect of Marine Vendor financing is € 140 million at
March 31, 2003 (€ 144 million at March 31, 2002).

Transport

Guarantees  given as part of vendor  financing  arrangements in Transport Sector amount to € 317 million at 31 March 2003(€ 416 million at 31 March 2002).

Included  in this  amount  are  guarantees  given  as part of a  leasing  scheme involving a major  European  metro  operator as described in Note 27 (b). If the metro operator decides in year 2017 not to extend the initial period the Company has  guaranteed  to the  lessors  that the value of the  trains  and  associated equipment  at the option  date  should  not be less than GBP 177  million (€ 289 million at 31 March 2002 and € 257 million at 31 March 2003).

Other Sectors

Other  guarantees  totalling  € 9 million  at 31 March  2003 (€ 33 million at 31
March 2002) have been given.  There has been no default by any of the  concerned entities under the underlying agreements.

b) Capital and operating lease obligations

---------------------------------------------------------------------------------------------------
(in € million)                      Total        Within 1 year      1 to 5 years     Over 5 years
                                -------------   ---------------   ---------------   ---------------
Long term rental (1)                  667               6                 48              613
Capital leases obligation (2)         278              31                 93              154
Operating leases (3)                  534              90                225              219
                                -------------   ---------------   ---------------   ---------------
Total                               1,479             127                366              986
---------------------------------------------------------------------------------------------------

(1) Long term rental

Pursuant to a contract signed in 1995 with a major European metro operator,  the
Company has sold 103 trains and  associated  equipment to two leasing  entities.
These  entities have entered into an agreement by which the Company  leases back the trains and  associated  equipment from the lessors for a period of 30 years.
The  trains  are made  available  for use by the metro  operator  for an initial period of 20 years,  extendible  at the option of the operator for a further ten year period. The trains are being maintained and serviced by the Company.

These  commitments  are in respect of the full lease  period and are  covered by payments due to the Company from the metro operator.

If this lease was capitalised it would increase  long-term  assets and long-term debt by € 754 million,  € 757 million and € 667 million at March 31, 2001,  2002 and 2003 respectively.

(2) Capital leases

If capital  leases had been  capitalised,  it would  increase  long term  assets
(property plant and equipment) by € 54 million,  € 112 million and € 212 million, increase  long term  financial  debt by € 55  million,  € 119  million and € 216 million and decrease of shareholder's equity of € 1 million, € 7 million and € 4 million at March 31, 2001, 2002 and 2003, respectively.

(3) Operating leases

A number of these operating leases have renewal options.  Rent expense was € 110 million in the year ended 31 March 2003.

    No material  commitments are omitted in this note in accordance with current accounting rules.

Note 28 - Contingencies

- Litigation

The Company is engaged in several legal  proceedings,  mostly contract  disputes that have arisen in the normal  course of  business.  Contract  disputes,  often involving claims for contract delays or additional work, are common in the areas in which the Company operates,  particularly for large,  long-term projects.  In some cases, the amounts claimed against us in these proceedings and disputes are significant  ranging  up  to € 337  million.  Amounts  retained  in  respect  of litigation,  considered  as  reasonable  estimates of probable  liabilities  are included in provisions for risks and charges and accrued contract costs.  Actual costs incurred may exceed the amount of provisions  for litigation  because of a number of  factors  including  the  inherent  uncertainties  of the  outcome  of litigation.

- Environmental, health and safety

The Company is subject to a broad range of environmental laws and regulations in each of the  jurisdictions  in which it  operates.  These  laws and  regulations impose increasingly  stringent  environmental  protection  standards  regarding, among other things, air emissions,  wastewater discharges,  the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental  contamination.  These standards expose the Company to the risk of
substantial   environmental   costs  and  liabilities,   including   liabilities
associated   with  divested  assets  and  past   activities.   In  most  of  the
jurisdictions in which operations take place,  industrial activities are subject to obtaining permits, licenses or/and authorisations,  or to prior notification.
Most facilities must comply with these permits,  licenses or authorisations  and are subject to regular administrative inspections.

Significant  amounts are  invested to ensure that  activities  are  conducted in order to reduce the risks of impacting the environment and capital  expenditures are regularly incurred in connection with environmental compliance requirements.
Although involved in the remediation of contamination of certain  properties and other sites, the Company believes that its facilities are in compliance with its
operating   permits  and  that  operations  are  generally  in  compliance  with environmental laws and regulations.

The outcome of  environmental  matters  cannot be predicted  with  certainty and there  can be no  assurance  that the  amounts  budgeted  and  provided  will be
adequate.  In  addition,  future  developments,   such  as  changes  in  law  or
environmental  conditions,  could  result in increased  environmental  costs and liabilities  that could have a material  effect on the  financial  condition  or results of  operations.  To date,  no  significant  liability  has been asserted against us, and compliance with environmental regulations has not has a material effect on the results of operations.

- Asbestos

The Company is also subject to regulations,  including in France, UK and the US,
regarding   the  control  and  removal  of   asbestos-containing   material  and
identification of potential exposure of employees to asbestos.

It has been  Company  policy for many years to abandon  definitively  the use of products  containing  asbestos by all of its operating  units  world-wide and to promote the  application of this principle to all suppliers,  including in those countries  where the use of asbestos  is  permitted.  In the past some  products containing  asbestos  have been used and sold,  particularly  in France,  in the
Marine  Sector,  and to a lesser extent in the other Sectors.  As a result,  the company is aware of to approximately 128  asbestos-related  cases in France from employees,  former employees or third parties arising out of its activities. The company believes that in those cases  compensation  will be borne by the general
French social security (medical) funds or by the publicly funded Indemnification
Fund for Asbestos Victims.

In  addition,  in the  United  States,  the  Company  is  currently  subject  to approximately  145  asbestos-related  personal  injury lawsuits which have their origin  solely  in the  Company's  purchase  of some of ABB's  power  generation business,  for which it is or will be  indemnified  by ABB.  The Company is also currently  subject to two  lawsuits in the United  States  asserting  fraudulent conveyance  claims  against  various  ALSTOM and ABB  entities  in  relation  to
Combustion Engineering, Inc. (" CE"), for which it is also indemnified by ABB.
In January of 2003, CE filed a "pre-packaged"  plan of  reorganisation in United
States  bankruptcy  court.  Hearings are still pending to determine  whether the plan  would  be  confirmed  by the  bankruptcy  court.  If the  plan  were to be confirmed  by the  bankruptcy  court,  it would then have to be  approved by the
United States federal  district  court,  and is  potentially  subject to further appeal. Consummation of the plan also is subject to certain other conditions. In addition to the ABB indemnity,  the Company believes that under the terms of the plan it would also be  protected  against  pending  and future  personal  injury asbestos  claims,  or  fraudulent  conveyance  claims,  arising  out of the past operations of CE.

The Company is also subject to approximately 46 other asbestos-related  personal injury  lawsuits in the United States  involving  approximately  2,590 claimants that,  in whole or in part,  assert  claims  against the  Company  which are not related to it's  purchase  of some of ABB's power  generation  business or as to which  the  complaint  does not  provide  details  sufficient  to  permit  it to determine whether the ABB indemnity applies.  Most of the remaining lawsuits are in the  preliminary  stages of the  litigation  process  and they  each  involve multiple  defendants.  The  allegations in these lawsuits often are very general and difficult to evaluate at preliminary  stages in the litigation  process.  In those cases where  meaningful  evaluation is practicable,  the Company  believes that it has valid  defences  and,  with respect to a number of  lawsuits,  it is asserting  rights to  indemnification  against a third  party.  The Company also expects a  significant  number of such cases  will be  dismissed  by  plaintiffs without prejudice, subject to being refiled in the future, following discussions with its lawyers.  In some  additional  cases,  which await court  finalisation, agreements have been reached with plaintiffs for the voluntary dismissal of such cases on a without  prejudice  basis,  which is to say the plaintiffs may refile these cases in the future.

The Company has not in recent years suffered any adverse judgement,  or made any settlement  payment,  in respect of any US personal injury asbestos claim. Since
31 October 2002, a total of 101 cases involving approximately 15,516,  claimants have been  voluntarily  dismissed by  plaintiffs  without  prejudice.  Generally plaintiffs agree to such dismissals because following discussions,  they feel we are not responsible for the claims filed by them.

The  Company  is also  subject  to a minor  number of  asbestos  related  former employee  personal  injury related claims in other  countries,  mainly in the UK where it is subject to approximately 142 of such claims.

The Company  believes that the existing  asbestos-related  cases described above will not have a material  adverse  impact on its  financial  condition.  It can, however,  give no  assurances  that such  cases  will not grow in number or that those it has at  present  or may  face in the  future  may not  have a  material adverse impact.

- Product liability

The  Company  designs,   manufactures,  and  sells  several  products  of  large
individual  value  that  are  used in  major  infrastructure  projects.  In this environment,  product-related  defects have the potential to create  liabilities that could be material.  If potential  product defects become known, a technical assessment  occurs  whereby  products of the affected  type are  quantified  and studied.  If the results of the study indicate that a product  liability exists, provisions  are  recorded.  The  Company  believes  that  it has  made  adequate provisions to cover currently known product-related  liabilities,  and regularly revises its estimates using currently available information. Neither the Company nor any of its businesses are aware of product-related liabilities,  which would exceed the amounts  already  recognised and believes it has provided  sufficient
amounts  to  satisfy  its  litigation,   environmental   and  product  liability
obligations to the extent they can be estimated.

Note 29 - Market related exposures

(a) Currency risk

Due to the  international  nature of its activities,  numerous cash flows of the
Company are denominated in foreign  currencies.  The Company acquires  financial instruments  with off balance sheet risk solely to hedge such exposure on either anticipated  transactions or firm  commitments.  The only  instruments  used are exchange rate guarantees  obtained through export insurance  companies,  forward exchange contracts and options.

The  Company  may not, in specific  circumstances,  and as an  exception  to the policy described above, fully hedge certain  identified  exposures or anticipate the forthcoming risks on its operating transactions with management approval.

With respect to anticipated transactions:

o   During the tender  period,  depending on the  probability  of obtaining  the project and market conditions, the Company generally hedges a portion of its tenders using  options or export  insurance  contracts  when  possible.  The guarantees  granted by these contract become firm if and when the underlying tender is accepted.

o   Once the contract is signed,  forward  exchange  contracts or currency swaps are used to adjust the hedging  position to the actual  exposure  during the life  of the  contract  (either  as the  only  hedging  instruments  or as a complement to existing export insurance contracts).

(b)  Interest rate risk

The  Company  does not have a  dynamic  interest  rate risk  management  policy.
However, it may enter into transactions in order to hedge its interest rate risk on a case by case basis according to market opportunities, under the supervision of the Executive Committee.

At March 31, 2003, the following interest rate swaps are outstanding :

-   € 63 million  paying fixed rates to hedge a portion of the  Company's  fixed rate financial assets.
-   € 353 million  receiving fixed rates, € 320 million hedging a portion of the
    € 650 million bond issue and € 33 million hedging a bilateral loan.
-   € 33 million  receiving  fixed  rates  with an  effective  starting  date at
    January 20, 2004.
-   € 200 million  receiving  fixed rates to optimise  the short term  liquidity management.

---------------------------------------------------------------------------------------------------------------------
                                                 At March 31,         ‹ 1 year       1 - 5 years       › 5 years
                                                     2003
                                                ---------------------------------------------------------------------
Financial assets at floating rate                        1,936            1,709              81              146
Financial assets at fixed rate                             549               16              78              455
Financial assets not bearing interests                     182               59              16              107
                                                ---------------------------------------------------------------------
Financial assets                                         2,667            1,784             175              708

Financial debt at floating rate                        (5,016)          (2,081)         (2,935)                -
Financial debt at fixed rate                           (1,315)            (604)           (695)             (16)
                                                ---------------------------------------------------------------------
Financial debt                                         (6,331)          (2,685)         (3,630)             (16)

Net position at floating rate before hedging           (3,080)            (372)         (2,854)              146
Net position at fixed rate before hedging                (766)            (588)           (617)              439
                                                ---------------------------------------------------------------------
Total net position before hedging                      (3,846)            (960)         (3,471)              585

Swap fixed to variable                                     290               18             272                -

Net position at floating rate after hedging            (3,370)            (390)         (3,126)              146
Net position at fixed rate after hedging                 (476)            (570)           (345)              439
                                                ---------------------------------------------------------------------
Total net position after hedging                       (3,846)            (960)         (3,471)              585
---------------------------------------------------------------------------------------------------------------------

The net short term borrowing  position at floating rate after hedging amounts to € 390 million. A 100 bps increase in the market rates would have increased the net interest expense by € 4 million,  representing 1.5% of the net interest expense for the year-end March 31, 2003.

c) Nominal and fair value of financial instruments outstanding at year-end

Nominal value of financial instruments

--------------------------------------------------------------------------------------------------------
                                                                     At March 31, 2003
                                                --------------------------------------------------------
(in € million)                                                         Remaining               Average
                                                                         Term                 Fixed rate
                                                  Total      ‹1 year   1-5 years   ›5 years      (*)
                                                ---------   ---------  ----------  ---------  ----------
Interest rate instruments:
Interest rate swaps - pay fixed                      63        15           48         -         5.5%
Interest rate swaps - receive fixed                 586       233          353         -         4.3%
Foreign exchange instruments:
Currency swaps - currencies purchased (1)         2,906     1,658        1,249         -
Currency swaps - currencies sold (1)              6,898     4,867        2,031         -
Forward contracts - currencies purchased            798       584          214         -
Forward contracts - currencies sold               2,708     1,646          895       168
Insurance contracts - currencies purchased           96        78           18         -
Insurance contracts - currencies sold                 -         -            -         -
Currency options - purchased                        591       568           23         -
Currency options - sold                             564       544           20         -
--------------------------------------------------------------------------------------------------------
(*) Floating rates are generally based on EURIBOR/LIBOR.

(1) the currency  swaps include four swaps,  two swaps - currency  purchased for a notional  amount of €
1,200  million  and two swaps - currency  sold for a notional  amount of € 1,200  million , whose  final pay-off are also related to Company's  share price.  As a whole,  these swaps do not create any currency position and their future potential losses are capped.

--------------------------------------------------------------------------------------------------------
                                                                     At March 31, 2003
                                                --------------------------------------------------------
(in € million)                                                         Remaining               Average
                                                                         Term                 Fixed rate
                                                  Total      ‹1 year   1-5 years   ›5 years      (*)
                                                ---------   ---------  ----------  ---------  ----------
Interest rate instruments:
Interest rate swaps - pay fixed                      73        11            -        62        11.92%
Interest rate swaps - receive fixed                 473        19          449         5         5.30%
Cap                                                   2         -            -         2
Foreign exchange instruments:
Currency swaps - currencies purchased             1,581     1,550           31         -
Currency swaps - currencies sold                  7,143     6,243          898         2
Forward contracts - currencies purchased            971       856          115         -
Forward contracts - currencies sold               5,172     3,443        1,521       208
Insurance contracts - currencies purchased            -         -            -         -
Insurance contracts - currencies sold               227       184           43         -
Currency options - purchased                        854       854           -          -
Currency options - sold                             547       547            -         -
--------------------------------------------------------------------------------------------------------
(*) Floating rates are generally based on EURIBOR/LIBOR.

--------------------------------------------------------------------------------------------------------
                                                                     At March 31, 2003
                                                --------------------------------------------------------
(in € million)                                                       Remaining                 Average
                                                                       Term                   Fixed rate
                                                  Total      ‹1 year   1-5 years   ›5 years      (*)
                                                ---------   ---------  ----------  ---------  ----------
Interest rate instruments:
Interest rate swaps - pay fixed                      67           _          _         67       11.92%
Interest rate swaps - receive fixed               1,079          10        361        708        5.36%
Interest rate swaps - floating/floating             200           _          _        200           -
Swaptions                                           146         113         33          _        6.91%
Cap                                                 705         222        281        202           -
Foreign exchange instruments:
Currency swaps - currencies purchased             3,694       3,145        549          _
Currency swaps - currencies sold                  4,190       3,383        794         13
Forward contracts - currencies purchased          1,579       1,036        543          _
Forward contracts - currencies sold               6,255       4,105      1,945        205
Insurance contracts - currencies purchased           66          46         20          _
Insurance contracts - currencies sold               527         291        236          _
Currency options - purchased                        954         946          8          _
Currency options - sold                             453         453          _          _
--------------------------------------------------------------------------------------------------------

(*) Floating rates are generally based on EURIBOR/LIBOR.

Fair value of financial instruments

Publicly  traded equity and marketable  debt  securities are disclosed at market prices. The fair values of all financial  instruments other than specified items such as lease contracts,  controlled  businesses and Equity method investees and other  investments  and  employers'  pension and benefit  obligations  have been estimated  using various  valuation  techniques,  including the present value of future cash flows.  However,  methods and assumptions  followed to disclose data presented  herein are  inherently  judgmental and involve  various  limitations, including the following:

-   Fair values presented do not take into  consideration  the effects of future interest rate and currency fluctuations,

-   Estimates as at March 31, 2003 are not necessarily indicative of the amounts that the Company  would  record  upon  further  disposal/termination  of the financial instrument.

The use of  different  estimations,  methodologies  and  assumptions  may have a material effect on the estimated fair value amounts.  The methodologies used are as follows:

Long term loans, retentions, deposits and other fixed assets

The fair values of these  financial  instruments  were  determined by estimating future cash flows on an  item-by-item  basis and  discounting  these future cash flows using the  Company's  incremental  rates at year-end for similar  types of loan arrangements.

Cash and cash equivalents , bank overdrafts, short-term borrowings,

The carrying  amounts  reflected in the consolidated  balance sheet  approximate fair value due to the short-term nature of the instruments.

Long-term debt

The fair value of the long term debt was determined by either  estimating future cash flows on an  item-by-item  basis and  discounting  these  future cash flows using the Company's incremental borrowing rates at year-end for similar types of borrowing  arrangements  or using the market  price when it relates to  publicly traded instruments.

Interest rate swaps, currency swaps, options, and forward exchange contracts

The fair value of these  instruments  is the  estimated  amount that the Company would  receive or pay to settle the related  agreements,  valued  upon  relevant yield curves and foreign exchange rates as of, March 31, 2001, 2002 and 2003.

The fair value of forward  exchange  contracts  was  computed  by  applying  the difference between the contract rate and the market forward rate at closing date to the nominal amount.

Export insurance  contracts related to tenders are insurance  contracts that are not marked to market. Export insurance contracts that hedge firm commitments are considered as acting as derivatives and were marked to market for the purpose of the disclosure.

The fair value of financial instruments outstanding is analysed as follows:

---------------------------------------------------------------------------------------------------------------------
                                                At March 31, 2001         At March 31, 2002        At March 31, 2003
                                             ------------------------- ------------------------ ---------------------
(in € million)                                 Carrying      Fair       Carrying      Fair        Carrying     Fair
                                                 Value       Value        Value       Value         Value      Value
                                             ------------------------- ------------------------ ---------------------
Balance sheet
Assets
   Long term loans,deposits and retentions         776         738          778        750           814       701
   Other fixed assets                               79          79           79         79            83        83
   Short-term investments                          496         498          331        333           142       143
   Cash & cash equivalents                       2,524       2,524        1,905      1,905         1,628     1,628
Liabilities
   Financial debt                                6,231       6,233        6,035      5,948         6,331     5,909
Off balance sheet
Interest rate instruments:
Interest rate swaps - pay fixed                    _             _            _        (6)          _           9
Interest rate swaps - receive fixed                _            13            _         11           _          30
    Interest rate swaps - floating/floating        _             4          _         _              _         _
   Cross currency swaps                            _             _          _         _              _         _
Swaptions                                          _            (1)        _         _              _         _
   Cap                                             _            (2)        _         _              _         _
Foreign exchange instruments
   Currency swaps - currencies purchased           _            15          _           16           _         (178)
   Currency swaps - currencies sold                _           (71)        _          (70)         _         257
   Forward contracts - currencies purchased        _           122          _           38           _          (30)
   Forward contracts - currencies sold             _          (344)        _         (197)         _           87
   Insurance contracts - currencies purchased      _             _          _            _           _           (6)
   Insurance contracts - currencies sold           _            19          _            2           _          _
   Currency option contracts - purchased           _             1          _            8           _           37
   Currency option contracts - sold                _            (5)        _          (13)         _           (7)
---------------------------------------------------------------------------------------------------------------------

The increase in fair value of forward  contracts  and currency  swaps  (currency sold) and the decrease in fair value of forward  contracts  and  currency  swaps
(currency  purchased)  is mainly due to the  appreciation  of euro  against  US$
during the period.

(d)   Credit risk

The  Company  hedges up to 90% of the  credit  risk on certain  contracts  using export credit insurance contracts. The Company believes the risk of counterparty failure to perform as contracted,  which could have a significant  impact on the
Company's financial  statements or results of operations,  is limited due to the generally high credit rating of the counterparties.

(e)   Liquidity risk

The  Company has  diversified  its sources of  financing  using bank  financing, making use of sale of trade receivables and  securitisation  future  receivables and other external sources of short term financing.

--------------------------------------------------- -----------------------------------------------------------
(in € million)
                            March 31,   Less than 1                                                   After 5
                              2003         year       1-2 years   2-3 years   3-4 years   4-5 years   years
                          ------------------------- -----------------------------------------------------------
Financial debt maturity (1) 6,331         2,684        1,507         262       1,659         203        16
---------------------------------------------------------------------------------------------------------------
Of which Future receivables 1,292         1,034          254         4           -           -         -
securitised (1)
---------------------------------------------------------------------------------------------------------------
Available credit line (1)     600
---------------------------------------
Cash & cash equivalents and 1,770
short term investments (2)
---------------------------------------
(1)  see Note 22 (a)&(b)
(2)  see Notes 17 & 18

The  Company has  diversified  its sources of  financing  using bank  financing, making  use of  securitisation  of  existing  and future  receivables  and other external sources of short term financing.

At March 31, 2003 the  financial  debt of € 6, 331 million  matures as follows :
€ 2,684  million in fiscal  year 2004,  € 1,507  million in fiscal year 2005 and
€ 2,140 million in the following fiscal years.

Excluding future receivables  securitised,  the reimbursement of which will come from the direct payment of the customer to the investor to whom the Company sold the right to receive the payment,  € 1, 650 million of financial debt matures in fiscal year 2004, € 1,253 million in fiscal year 2005 and € 2,136 million in the following fiscal years.

In addition, at March 31, 2003 available credit line together with cash and cash equivalents  and short term  investments  amount to € 2,370  million among which
€ 1,210 million at parent Company's level.

The € 600 million credit line matures in December 2003.

The Company  must  renegotiate  or renew its credit  facilities  as they expire, enter into new  facilities  or obtain  capital  from  other  sources in order to refinance its  indebtedness as it matures and to finance its working capital and capital expenditure requirements.

The  Company's  ability to maintain and obtain  financing  depends in large part upon its  financial  performance.  The  Company's  lines of  credit,  as well as certain of its other financing  agreements,  contain  covenants  requiring it to maintain compliance with pre-established financial ratios. In the fourth quarter of fiscal year 2003, lines of credit were renegotiated our in order to amend the financial covenants.  The Company also obtained agreements from its creditors to amend on the same basis the  financial  covenants  contained  in  certain  other financing  agreements.  The Company's  renegotiated  financial covenants require that it maintain (i) a minimum amount of "Consolidated  net worth", to be tested by  reference  to our  latest  annual  and  semi-annual  consolidated  financial statements,  (ii) a maximum amount of "Total debt", to be tested by reference to the consolidated  financial position,  on the last day of each month and (iii) a maximum amount of "Economic debt" to be tested by reference to the  consolidated financial  position on the last day of each month. In our recently  renegotiated syndicated revolving credit agreements, we have an additional financial covenant expressed as a ratio of EBITDA to consolidated net financial  expenses (see Note
22 (a)).

The Company's  ability to maintain these financial ratios depends in part on the successful  execution  of its new  action  plan,  including  its asset  disposal programme  expected to generate € 3 billion over a two year period,  which could be adversely affected by events beyond the Company's control.  In the event of a default under any of these agreements, the lenders could elect to declare all of the amounts outstanding under the agreements to be immediately due and payable.

In addition to these financial covenants, under its € 475 million newly extended credit  lines and € 600 million new bridge  facility,  the  Company's  banks may request the early repayment of all or part of these lines if its shareholders do not approve resolutions at the next annual general meeting authorising the Board of Directors to increase the share capital.

Most  of the  financing  agreements  and  outstanding  debt  securities  include cross-default  and  cross-acceleration  provisions  pursuant  to which a payment default,  an acceleration,  or a failure to respect financial covenants or other undertakings, may result in the acceleration of all or a significant part of the
Company's  debt and may  consequently  prevent  it from  drawing  upon it credit lines.

Note 30 - Payroll, staff, employee profit sharing and stock options

-------------------------------------------------------------------------------------------------------------------
                                                               Year ended March 31,
(in €million except number of employees)               2001             2002            2003
                                                  ---------------  ---------------  --------------
Total wages and salaries                               4,709            4,499          3,919

   Of which executive officers(*)                          7                5              5

Social security payments and other benefits            1,634            1,236          1,032

Employee profit sharing                                   25                5             18

Staff of consolidated companies at year-end

   Managers, Engineers and professionals              40,044           38,087         35,983

   Other employee                                    102,970           80,908         73,688
                                                 --------------    ---------------  ---------------
Approximate number of employees                      143,014          118,995          109,671
-------------------------------------------------------------------------------------------------------------------
(*) executive officers at closing.

Stock options

Main characteristics of Company's stock options plans are as follows:

                                              Plan no. 1         Plan no. 3           Plan no. 5          Plan no. 6
                                         ------------------- ------------------- ------------------- -------------------

Date of shareholders' meeting                17 June 1998        24 July 2001         24 July 2001        24 July 2001

Creation date                                22 April 1999       24 July 2001        8 January 2002      7 January 2003

   Exercise price(1)                            € 27.40             € 33.00               €13.09               €6.00

Beginning of exercise                        22 April 2004       24 July 2002        8 January 2003      7 January 2004
period(2)

Expiration date                              21 April 2007       23 July 2009        7 January 2010      6 January 2011

Number of beneficiaries                             850               1,703               1,653                  5

Total number of options                          2,035,000          4,200,000           4,200,000            1,220,000
originally granted

Number of options as                             2,105,703          4,346,191           4,346,087            1,220,000
adjusted  following the
completion of the capital
increase in July 2002 (3)

Total number of options                             0                  0                   0                    0
exercised

Total number of options                           335,071            324,061             245,586                0
cancelled

Number of remaining options                      1,770,632          4,022,130           4,100,501            1,220,000
as of 31 March 2003

Number of shares that may                         95,200             135,565             192,474             1,200,000
be subscribed by members
of the executive committee

Terms and conditions of                      Average opening       - 1/3 of options    - 1/3 of options     - 1/3 of options
exercise                                    price of shares to     exercisable as      exercisable as from  exercisable as from
                                            reach €38, for 40      from 24 July 2002   8 January 2003       7 January 2004
                                            consecutive trading    - 2/3 of options    - 2/3 of options     - 2/3 of options
                                            days (between 22       exercisable as      exercisable as from  exercisable as from
                                            April 1999 and         from 24 July 2003   8 January 2004       7 January 2005
                                            21 April 2004).        - all options       - all options        - all options
                                            If this condition is   exercisable as from exercisable as from  exercisable as from
                                            not  fulfilled, the    24 July 2004.       8 January 2005.      7 January 2006.
                                            options will no
                                            longer be valid.  As
                                            of today, this
                                            condition has not
                                            been met.

(1)  Subscription  price  corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge).
(2)  Except specific conditions mentioned in "Terms and conditions of exercise".
(3)  Plans no 1, 3 and 5 have been  adjusted in  compliance  with French law as a result of the  completion of the capital increase in July 2002

Plans no 2 and no 4 previously granted are void as a result of the non fulfilment of their exercise  conditions tied to the realisations of objectives.
Therefore,  no  options  have been  exercised  under  these  plans and 4 359 775 options have been cancelled.

The following is a summary of activity of the plans:

------------------------------------------------------------------------------------------------------------------
                                                                                             Weighted average
                                                                                                 exercise
                                                                          Shares              price per share
                                                                    ----------------------  ----------------------

Outstanding at April 1st, 2000                                           6,437,400                € 29.19
   Granted                                                                  -                       -
   Exercised                                                                -                       -
   Cancelled                                                             (350,900)                € 29.69
                                                                    ----------------------  ----------------------
Outstanding at March 31, 2001                                            6,086,500                € 29.17
------------------------------------------------------------------------------------------------------------------

Outstanding at April 1st, 2001                                           6,086,500                € 29.17
   Granted                                                               8,685,000                € 23.37
   Exercised                                                                -                       -
   Cancelled                                                            (540,400)                 € 19.36
                                                                    ----------------------  ----------------------
Outstanding at March 31, 2002                                          14,231,100                 € 25.67
------------------------------------------------------------------------------------------------------------------

Outstanding at April 1st, 2002                                         14,231,100                 € 25.67
   Outstanding at April 1st, 2002 after Rights Issue                   14,726,354                 € 24.81
   Granted                                                              1,220,000                  € 6.00
   Exercised                                                                -                       -
   Cancelled                                                           (4,833,091)                € 28.62
Outstanding at March 31, 2003                                          11,113,263                 € 21.09
------------------------------------------------------------------------------------------------------------------

Note 31 - POST BALANCE SHEET EVENTS

a) Disposal of Industrial Turbines Businesses

On 28 April, 2003, the Company announced that binding agreements had been signed to sell its small gas turbines  business and its  medium-sized  gas turbines and industrial steam turbines  businesses in two transactions.  The total enterprise value of the two  transactions is € 1.1 billion.  Net cash proceeds are expected to be  approximately  € 950 million  after  deduction  of debt  transferred  and certain other adjustments for cash items.

The first  transaction  covers the small gas turbines  business,  and the second transaction  will cover the  medium-sized  gas  turbines  and  industrial  steam turbines businesses. They include :

o   the small gas turbines business (3 MW - 15 MW) based principally in the UK;
o   the medium-sized gas turbines  business (15 MW - 50 MW) based principally in
    Sweden;
o   the   industrial   steam   turbines  (up  to  about  100MW)   business  with
    manufacturing  sites in Sweden,  Germany and the Czech Republic,  and global customer service operations.

In the year ended 31 March 2003, the Company's  industrial  turbines  businesses generated sales of approximately  € 1.25 billion and an estimated EBIT margin of approximately 7%. They employ some 6,500 people.

The transactions are subject to regulatory clearances and documentation is being submitted to the relevant merger control authorities.

The completion of the first of two transactions was announced on April 30, 2003.
The enterprise  value is € 575 million with net proceeds of  approximately € 525 million.  Completion of this transaction  follows receipt of a formal derogation from the European Commission under the EC merger regulation,  allowing ownership of the business to be  transferred  with  immediate  effect.  The  purchaser has committed  not to  integrate  the  small  gas  turbine  business  with  its  own businesses  until formal  merger  clearance  has been obtained from the European
Commission in relation to all the industrial turbines businesses.

Pending merger clearance,  the medium gas turbines and industrial steam turbines businesses will continue to be owned and managed by the Company.

b) Disposal of real estate

In April 2003, the Company  disposed of 15 sites in France,  Spain,  Switzerland and Belgium for a total amount of € 138 million.

c) Restructuring

In line with the Company  strategic plan  discussion  have begun to inform trade union representatives  regarding overhead reduction and industrial restructuring plans.

The first of these  restructuring  plans,  concerning  mainly  the Power  Turbo-
Systems Sector has been announced.

Note 32 - Major companies included in the scope of consolidation

The major companies are selected according to the following criteria :

-   holding companies
-   sales above 90 M €

                                                                                          Consolidation
Companies                                             Country           Ownership %          Method
---------                                             -------           -----------          ------

ALSTOM.............................................   France                           Parent company
ALSTOM Holdings....................................   France               100.0       Full consolidation
ALSTOM Gmbh (holding)..............................   Germany              100.0       Full consolidation
ALSTOM UK Ltd  (holding)...........................   United Kingdom       100.0       Full consolidation
ALSTOM Inc (holding)...............................   United-States        100.0       Full consolidation
ALSTOM NV (holding)................................   Netherlands          100.0       Full consolidation

ALSTOM Mexico SA de CV (holding)...................   Mexico               100.0       Full consolidation
ALSTOM Espana IB (holding).........................   Spain                100.0       Full consolidation
ALSTOM (Switzerland) Ltd...........................   Switzerland          100.0       Full consolidation
ALSTOM Australia Ltd...............................   Australia            100.0       Full consolidation
ALSTOM Belgium SA .................................   Belgium              100.0       Full consolidation
ALSTOM Brasil Ltda.................................   Brazil               100.0       Full consolidation
ALSTOM Canada Inc..................................   Canada               100.0       Full consolidation
ALSTOM Controls Ltd................................   United Kingdom       100.0       Full consolidation
ALSTOM DDF SA......................................   France                98.8       Full consolidation
ALSTOM Energietechnik GmbH.........................   Germany              100.0       Full consolidation
ALSTOM Ferroviaria Spa.............................   Italy                100.0       Full consolidation
ALSTOM K.K.........................................   Japan                100.0       Full consolidation
ALSTOM LHB GmbH....................................   Germany              100.0       Full consolidation
ALSTOM Ltd ........................................   United Kingdom       100.0       Full consolidation
ALSTOM Power sro...................................   Czech Republic       100.0       Full consolidation
ALSTOM Power Asia Pacific Sdn Bhd..................   Malaysia             100.0       Full consolidation
ALSTOM Power Boiler GmbH...........................   Germany              100.0       Full consolidation
ALSTOM Power Centrales.............................   France               100.0       Full consolidation
ALSTOM Power Conversion GmbH.......................   Germany              100.0       Full consolidation
ALSTOM Power Conversion SA France..................   France               100.0       Full consolidation
ALSTOM Power Generation AG.........................   Germany              100.0       Full consolidation
ALSTOM Power Hydraulique...........................   France               100.0       Full consolidation
ALSTOM Power Inc...................................   United States        100.0       Full consolidation
ALSTOM Power Italia Spa............................   Italy                100.0       Full consolidation
ALSTOM Power ltd...................................   Australia            100.0       Full consolidation
ALSTOM Power Norway AS.............................   Norway               100.0       Full consolidation
ALSTOM Power O&M Ltd...............................   Switzerland          100.0       Full consolidation
ALSTOM Power SA....................................   Spain                100.0       Full consolidation
ALSTOM Power Service...............................   France               100.0       Full consolidation
ALSTOM Power Sp Zoo................................   Poland               100.0       Full consolidation
ALSTOM Power Sweden AB.............................   Sweden               100.0       Full consolidation
ALSTOM Power Turbinen GmbH.........................   Germany              100.0       Full consolidation
ALSTOM Power Turbomachines ........................   France               100.0       Full consolidation
ALSTOM Power UK Ltd ...............................   United Kingdom       100.0       Full consolidation
ALSTOM Projects India Ltd..........................   India                 68.5       Full consolidation
ALSTOM Projects Taiwan Ltd.........................   Taiwan               100.0       Full consolidation
ALSTOM Rail Ltd....................................   United Kingdom       100.0       Full consolidation
ALSTOM Signalling Inc..............................   United States        100.0       Full consolidation
ALSTOM T&D Inc.....................................   United States        100.0       Full consolidation
ALSTOM T&D SA......................................   France               100.0       Full consolidation
ALSTOM T&D SA de CV................................   Mexico               100.0       Full consolidation
ALSTOM Transport SA................................   France               100.0       Full consolidation
ALSTOM Transporte SA de CV.........................   Mexico               100.0       Full consolidation
ALSTOM Transportation Inc..........................   United States        100.0       Full consolidation
ALSTOM Transporte..................................   Spain                100.0       Full consolidation
Chantiers de l'Atlantique..........................   France               100.0       Full consolidation
Japan Gas Turbines K.K.............................   Japan                 60.0       Full consolidation
EUKORAIL Ltd.......................................   South Korea          100.0       Full consolidation
West Coast Traincare...............................   United Kingdom        76.0       Full consolidation

A list of all  consolidated  companies  is  available  upon  request at the head office of the Company.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You  should  read  the  following  discussion  together  with  our  Consolidated
Financial Statements for fiscal years 2003, 2002 and 2001 and the notes thereto,
"Description  of  Activities"  and "Risk  Factors",  included  elsewhere in this
Annual  Report.  During the periods  discussed in this section,  we made several significant  transactions  that  affected  the  comparability  of our  financial results between periods.  In order to allow you to compare the relevant periods, we present certain  information  both as it appears in our financial  statements and adjusted on business  composition  and exchange  rate  variations to improve
comparability.   We  describe  these   adjustments  under  "Change  in  business
composition  and  presentation of our accounts,  non-GAAP  measures - Comparable basis" below.

This document contains certain information about the markets in which we operate
(market size, competitive  position).  Unless otherwise stated, we have prepared all market share and  statistical  data  contained in this Annual  Report on the basis of internal sources and estimates.

OVERVIEW

Since  our  initial   public   offering  in  1998,  we  have  faced  a  dramatic
transformation  of the  industries  in which we operate,  and have  responded by reshaping  our portfolio of products,  systems and services.  These changes have been principally due to continued deregulation of our markets and privatisation, which have  increasingly  changed our  customer  base from one composed of large state-owned  companies to one  composed of smaller  private  companies.  We have
addressed  these   developments  by  transforming   our  Group  to  broaden  its
technologies and range of products and by disposing of non-core activities.

We believe our core markets in energy and transport are sound, offering:

    |X|   Solid long-term  growth  prospects based on customers' needs to expand essential  infrastructure  systems  in  developing  economies  and  to replace or modernise them in the developed  world;  and
    |X|   Attractive opportunities in service and systems.

We believe we can capitalise on our long-standing expertise in these two markets to achieve competitive differentiation. We are strategically well-positioned and hold good market positions:

     |X|  We are one of the top three players in all market segments, very often number one or number two;

     |X|  We benefit  from one of the largest  installed  bases of  equipment in power  generation and rolling  stock,  which creates a solid base from which to grow our service business; and

     |X|  We are a  recognised  technology  leader  in  most  of our  fields  of activity,  providing best-in-class technology,  with unrivalled global presence.

However,  notwithstanding  these  opportunities  we are  pursuing our efforts to improve  our  performance,  adapt to the current  downturn in the Power  market, solve our past operational problems and strengthen our financial structure.

In fiscal year 2003 we suffered an  unprecedented  € 1,381  million net loss, as compared to a € 139  million  net loss in fiscal  year 2002.  In response to the continued deterioration of our financial condition and the market generally, our current priority is the successful  implementation  of a new strategy and action plan designed to secure our long-term  future,  discussed  below under "Strategy and action plan".

MAIN EVENTS OF FISCAL YEAR 2003

Fiscal year 2003 was characterised by the following:

     |X| Exceptional  problems with our GT24/GT26 heavy-duty gas turbines and UK
         Trains;
     |X| A successful capital increase;
     |X| The disposal of businesses and real estate, and
     |X| The launch of a new strategy and action plan.

Exceptional problems with our GT24/GT26 heavy-duty gas turbines

In fiscal year 2003 progress  continued to be made in  implementing a variety of technical  improvements  to our  GT24/GT26  gas  turbines,  with  which  we have experienced  significant technical difficulties in the past. Our recent progress has enabled flexible and reliable  operation of the fleet. As the repaired units accumulate  hours in operation,  we see that the technology has stabilised.  The commercial  situation is also becoming much clearer.  We have reached commercial settlements  on 61 of the 80 units sold,  24 out of which are  unconditional,  7 units are currently  subject to litigation,  and negotiations are ongoing on the remainder.  Since November 2002, however,  unexpected delays were experienced in finalising the technical  recovery package due to unexpected set backs, which we believe have been now  recovered,  in testing and validating  several  important components of the recovery package,  notably the GT24 compressor upgrade and the
`full  lifetime'  blades.  These  delays,  coupled  with the tougher  commercial attitude of customers as well as  sub-contractors in enforcing their contractual rights due to the accelerated  deterioration of the power market,  have resulted in extra costs and crystallisation of significant exposures.

As a consequence,  we have revised our analysis of the residual financial impact of the  GT24/GT26  issue on a contract by  contract  basis,  which we  currently estimate at € 1,530 million net. This amount is based on an estimated  remaining gross  exposure  at 31 March  2003 of € 1,984  million,  of which we  expect  to mitigate € 454 million by taking numerous actions to reduce our gross exposure.

We retained € 1,440 million of provisions and accrued contract costs at 31 March
2002 in respect of these turbines.  After  application of € 1,070 million during fiscal year 2003, the remaining provisions and accrued contract costs were € 370 million.  The net cash outflow on GT24/GT26  was € 1,055  million  during fiscal year  2003,  and € 700  million  in fiscal  year  2002.  To cover our  currently estimated total net exposure,  an additional  gross provision of € 1,160 million was provided  during fiscal year 2003.  As a result,  the total  provisions  and accrued  contract  costs at 31 March  2003 in  respect  of these  turbines  were
€ 1,530  million.  For more  information  regarding  our GT24/GT26 gas turbines,
including   information  relating  to  provisions  taken  in  prior  years,  see
"Power-Update on GT24/GT26 gas turbines Issue". For further information relating to our consolidated provisions for warranties, penalties and claims, see Note 20 to the Consolidated Financial Statements.

Exceptional problems with our UK trains

In 1997,  shortly after the privatisation of the UK rail industry,  we took five orders for a total of 119 new regional  trains with an aggregate  value of € 670 million.  These contracts were part of the first series of orders  following the rail  deregulation  in the UK.  At the  end of  March  2002,  we  reported  that difficulties had been encountered on these UK Regional Trains contracts.  118 of the 119 trains under the UK regional  contracts are now in service.  Settlements have  recently  been  agreed with our  customers,  under which we are obliged to implement programmes to improve the trains'  reliability,  which are ongoing and which are leading to additional  costs.  Trains are also being  delivered on the
West Coast Main Line (WCML)  contract,  registered in February 1999, at the rate of two units per month, in line with customer requirements. Services on the line began in January 2003 and the  remaining 38 trains to be delivered are scheduled for delivery by September 2004, but there have, however,  also been major delays and cost-overruns on this contract.

In fiscal  year 2003,  we  recorded  gross  additional  provisions  and  accrued contract  costs of € 140  million  to cover the  estimated  future  costs of the continuing  improvement  programme on the UK Regional Trains and to complete the
WCML contract. A part of the additional provision and accrued contract costs was applied during fiscal year 2003. For more information  regarding the UK Regional
Trains,  including  information relating to provisions taken in prior years, see
"Transport-UK Trains".

Capital increase

Initially  announced in March 2002, a capital  increase by way of a rights issue
(droits préférentiels de souscription) was completed in July 2002.
Pursuant to this  offering,  66.3  million new ALSTOM  shares were issued at the price of € 9.6 per share.  The net  proceeds of the  offering,  after  deducting underwriting and other discounts and commissions and expenses, amounted to € 622 million.

ALSTOM's share capital was composed of 281,660,523 shares as at 31 March 2003.

Disposal of businesses and real estate

Total proceeds from non-core business disposals of € 151 million by end of March
2003

In the first step of our initial  programme to divest non-core  businesses,  our
South African  activities  were sold to local  participants  and  financiers for total gross  proceeds of € 50 million.  The sale contract was signed with effect from 1  October  2002.  This  business  generated  annual  sales of around € 170 million in fiscal year 2002 and had 4,000  employees.  In January  2003, we also announced the sale of our captive  insurance company for total gross proceeds of
€ 101 million.

Total  proceeds  from real  estate  sales of € 231 million by end of March 2003, from  investment in real estate for € 36 million by end of March 2003, and € 138 million in April 2003

In December  2002, our UK real estate  portfolio was sold for € 175 million.  In
January  2003,  the Group also  disposed of one site in France for € 22 million.
During the last quarter of the fiscal year, we received other disposal  proceeds of € 34 million,  mainly from the disposal of one site in Sweden and one site in the United Kingdom.  During the year, we sold the 39% interests in La Maquinista
Vila Global for proceeds of € 36 million,  the company hold real estate  assets.
Additional  proceeds amounting to € 138 million were received in April 2003 from the disposal of 15 sites, mainly in France,  Spain,  Switzerland and Belgium. We have taken leases back on most of the properties we have disposed.

Launch of a new strategy and action plan

We have  launched a new strategy and action plan designed to reduce our debt and improve  performance.  This plan is discussed  below under  "Strategy and action plan".

STRATEGY AND ACTION PLAN

On 12 March 2003,  we  presented  our new  strategy  and action plan to overcome three current key difficulties:  an insufficient level of profitability and cash generation;  past  problems  with the  GT24/GT26  gas turbines and the UK trains contracts;  and a high level of debt.  Our action plan,  designed to improve the
Group's  operational  performance  significantly and to reduce our high level of debt, is now underway. It comprises three main elements:

     |X|  Focusing our range of  activities  while  strengthening  our financial base;
     |X|  Improving  our   operational   performance   and  adapting  to  market
          conditions; and
     |X|  Building a more efficient organisation.

Focusing our range of activities while strengthening our financial base

Focusing on power generation and rail transport

As we cannot  provide  the  resources  needed to ensure  the future of all those activities  which are part of the Group today,  we are refocusing our activities in the power  generation  and rail  transport  markets  through  the sale of the
Transmission & Distribution Sector (T&D) and the Industrial Turbines businesses.
We will also review options to consolidate  our Marine  activities in the medium term  through  partnerships  or alliances  at either  national or  international levels.

The decision to sell T&D and the Industrial  Turbines businesses was taken after a  thorough  review  and  appraisal  of our  current  portfolio:  both are good, high-value businesses but, we believe,  their sale will not impact the coherence of our remaining activities. They are autonomous and self-sufficient entities in terms of  management,  commercial  organisation  and presence,  and research and development.  They have different  business  models:  Industrial  Turbines,  for example,  is active in diverse markets other than power  generation.  There are, therefore, limited commercial synergies with our other ongoing activities.

The process to dispose of the T&D Sector was  initiated in March 2003.  The sale of the  Industrial  Turbines  businesses,  which  comprises  small gas and steam turbines was concluded  through the signature of binding sales  agreements on 26
April 2003. Please see "Recent Developments" for further details.

Developing service

As part of our  business  refocus,  our  objective is to continue to develop our service business by taking advantage of our strong market positions,  technology leadership, broad commercial presence and large installed base. The after market in our Power Sectors,  which in fiscal year 2003 represented roughly half of our power  generation  related sales, has benefited from annual growth rates of over
10% over the past years, generates attractive margins and positive cash flow and has good risk-reward profiles.

We have one of the largest installed bases of power generation  equipment in the world,  and intend to optimise  this  competitive  advantage to better grow this profitable  activity. A third of our sales in fiscal year 2003 were generated by new build activity in power generation,  comprising both new equipment and power plant engineering and construction.  Our objective is to improve the reliability of our products for new  equipment  and to be more  selective in our power plant engineering  and  construction  activity  to improve our risk  profile.  We have launched restructuring plans to adjust our capacity to market conditions in this area. As far as our sales to the transport markets are concerned,  our intention is to focus  particularly  on our high added value,  higher  margin  service and signaling activities in Transport.

Strengthening our financial base

Disposal programme  increased to € 3.0 billion. As part of our new plan, we have increased our disposal  programme target proceeds from € 1.6 billion as intended a year ago to € 3.0 billion by March 2004. This programme comprises:

     |X|  € 600 million of targeted  proceeds  from real  estate  disposals,  of which € 267  million  was  achieved  during  fiscal  year  2003 (€ 231 million of  proceeds  from real  estate  sales and € 36  million  from disposal of investment),  and an additional € 138 million  received in
          April 2003; and

     |X|  € 2,400 million of targeted proceeds from business disposals including
          both  Transmission  &  Distribution  (T&D)  and  Industrial   Turbines
          businesses. €151  million of this target was  achieved  during  fiscal year 2003 with the disposal of our  activities  in South Africa and of our captive insurance company.  An additional € 1,100 million has been achieved with the  signature in April 2003 of agreements  for the sale of our  Industrial  Turbines  businesses,  generating  net proceeds of around € 950 million.

Thus,  total  proceeds  secured from disposal of businesses and real estate have now reached € 1.5 billion.

Capital increase. Though we expect the disposal programme to enable us to reduce our level of debt  substantially,  our equity will remain too low because of the net loss  accounted for in fiscal year 2003. In order to strengthen  our balance sheet, we intend to raise up to € 600 million in net proceeds  through a capital increase by way of a rights issue.  Resolutions  regarding the capital  increase will be submitted for approval at ALSTOM's  Annual General Meeting to be held on
2 July 2003. The timing,  terms and final amount of the capital increase will be decided by our Board of Directors, and will depend on market conditions.

Cash  generation  initiatives.  We are  pursuing  our  efforts to  improve  cash generation and the  management of working  capital  throughout the Group.  These efforts are crystallised  under our `Cash for Growth'  programme,  which aims to strengthen the Group's cash culture:  specific cash  objectives are set at every level of the organisation,  and the practical methodology, tools and measurement systems  needed to meet these  objectives  are  provided.  Deployment is ongoing through extensive training sessions at Unit level, and by means of in-depth initiatives  which assess the potential for cash release  within ALSTOM over the longer-term.  As  discussed  below  under  "Liquidity  and  Capital  Resources -
Consolidated   Statement  of  Cash  Flows  -  Net  cash  provided  by  operating activities",  we believe working  capital  improvements in fiscal year 2003 were encouraging.

In the short-term,  we increased our available sources of cash pending disposals by obtaining a new credit line of € 600 million at 31 March 2003, in addition to
€ 610 million of cash immediately  available at parent company level, and €1,160 million at subsidiary level at 31 March 2003.

Improving our operational performance and adapting to market conditions

We have launched restructuring and cost-reduction  programmes necessary to adapt our organisation to current market conditions.  We consider this to be vital, in particular,  as we estimate,  following  the end of the US gas turbine  ordering boom,  the market  downturn  is set to continue  over the next 2-3 years.  These programmes will improve our operational  performance.  The annual  restructuring costs are  expected to increase  to € 300  million  over the next two years.  We believe these measures should lead to recurring  annual savings of € 500 million by fiscal year 2006.

Industrial restructuring.  We intend to accelerate our industrial restructuring.
The industrial base will be optimised and within each plant,  processes  revised to increase productivity.

Overhead  reductions.  An extensive programme is to be implemented to reduce our overhead  significantly,  notably through the  simplification  of administrative processes and a reduction of layers.  Some central functions will be reallocated to the  Sectors  or  eliminated,  leading  to a  significant  downsizing  of our corporate structure.  Globally,  savings at Corporate and International  Network levels are  targeted  to reach 35% of current  costs.  Simultaneously,  vigorous plans will be  launched  in the  Sectors,  with a target to save 15% of overhead costs in each Sector.

Stricter risk management to improve  margins.  Improvements in margin and in our risk profile will result from a more stringent  selection of the projects we bid for and the contract  terms we are prepared to accept  combined  with a stricter control of contract  execution.  A thorough  overhaul of the reporting system is being  launched in order to enable  "fast  track"  reporting.  A Corporate  Risk
Committee,  chaired by the Chairman & CEO is regularly  reviewing offers for the major projects and the performance of ongoing large project execution.

Changing the way we work. ALSTOM's umbrella quality and operational  improvement programme, Quality Focus Six Sigma, covers all Company functions and operations.
It aims to modify the way we work in order to enhance customer  satisfaction and improve our results.

Building a more efficient organisation

In order to meet our operating margin  objective,  our internal  organisation is being changed based on two key elements: decentralisation and stronger controls.

Decentralisation

We are implementing  rapidly a more efficient  organisation.  Most notably,  our
Power Sector,  which  accounted for 55% of Group sales in fiscal year 2003,  was reorganised  into 3 new  Sectors on 1 April  2003.  In  addition  to having five balanced  Sectors,  plus T&D pending its disposal,  we believe the delayering of the new organisation will substantively reduce overheads. For example, the Power
Sector  management  layer has been  removed  and the former  Segments  have been partially  merged:  the Gas and Steam Power Plant Segments are merged into Power
Turbo-Systems,  while the Boilers & Environment and  Hydro/Turbine  Segments are
merged into Power Environment; Customer Service is renamed Power Service.

A simpler and more  reactive  structure is being  implemented,  with a clear P&L accountability in the Sectors,  and a fast-track  reporting system.  Empowerment and full  responsibility  are given to the Sector management with the removal of any "matrix" between business and country organisations.

The new organisation

Following  the disposals and the  re-organisation  of the Power Sector,  we will have a balanced portfolio of well-positioned activities:

     |X|  Power Turbo-Systems       No.  1* in steam  turbines,  generators  and
                                    plant  engineering  &  construction,   while
                                    recovering its position in gas turbines

     |X|  Power Service             No. 1* in an attractive and growing business

     |X|  Power Environment         No. 1* in boilers,  hydro and  environmental
                                    control:  a  clear  leader  in  the  growing
                                    environmental markets

     |X|  Transport                 No. 2* with a world-class business

     |X|  Marine                    Leading cruise-ship supplier

*ALSTOM estimates

The new management team

During fiscal year 2003, we renewed our top management, more specifically:

     |X|  Patrick  Kron was  appointed  Chairman  of the Board of  Directors  of
          ALSTOM on 11 March 2003,  in  addition to his role of Chief  Executive
          Officer to which he was appointed on 1 January 2003; and

     |X|  The Group's senior management has been renewed,  with five new members joining  ALSTOM's  Executive  Committee out of a total of 11 (10 after the disposal of the T&D Sector).

GENERAL COMMENTS ON ACTIVITY AND RESULTS

The following tables set out, on a consolidated basis, some of our key financial and operating figures:

(1) We define Free cash flow to mean Net cash  provided  by (used in)  operating activities  less Capital  expenditures,  net of proceeds  from  disposals of property,  plant and  equipment  (excluding  proceeds  from the sale of real estate as part of our strategic  plan) and Increase  (decrease) in variation in existing receivables considered as a source of funding of our operations.
    However,  this  measure is not a  measurement  of  performance  either under
    French or US GAAP. See "Change in business  composition  and in presentation of our  accounts,  non-GAAP  measures - Use and  reconciliation  of non-GAAP financial  measures".
(2) Adjusted for changes in business composition and exchange rates as described in "Change in business  composition  and in  presentation  of our  accounts, non-GAAP measures - Comparable basis".

Activity impacted by difficult market conditions

The last twelve  months were  characterised  by major  market  uncertainties,  a tightening  of the  financial  markets and a  weakening  world  economy  with an economic  downturn  in  Europe  and a  slowdown  in the US,  while the US dollar weakened by 20% against the Euro. In this depressed environment,  many companies
and  governments   adopted  a  `wait-and-see'   policy  towards   infrastructure
investments.

Despite this unfavourable  context,  markets remained  generally buoyant in rail transport and at a sustained level both in electricity transmission and in power generation service.  Conditions were less favourable,  however, in large gas and steam-related plant and equipment activities in power generation,  following the end of the  'gas'  boom in the US  market,  and were  difficult  in  electricity distribution. Our main Marine market,  cruise-shipbuilding,  was flat, with only three  cruise-ship  orders (one new contract and two  confirmations  of previous options) placed in the world-wide market during the fiscal year.

Overall,  orders decreased by 4% on a comparable basis versus last year,  mainly during the last  quarter  of the fiscal  year.  Our sales  increased  by 1% on a comparable  basis. The order backlog amounted to €30.3 billion at 31 March 2003, representing 17 months of sales.

Results affected by exceptional provisions

Operating  income was €(434)  million in fiscal  year 2003,  compared  with €941 million in fiscal year 2002. Our  profitability  was affected by the exceptional gross  provisions of €1,300  million  provided in fiscal year 2003, to cover the additional  costs of our  GT24/GT26  gas  turbines  and to a lesser  extent  the remaining costs of our UK trains issues.

Excluding these  exceptional  provisions,  operating income and operating margin were respectively €866 million and 4.1% in fiscal year 2003.

Net income was  €(1,381)  million in fiscal  year 2003 after  exceptional  gross provisions of €1,300 million.

One-off proceeds

€1,040  million of one-off  proceeds had been achieved by March 2003 through our capital  increase in July 2002 of €622  million,  proceeds  from the disposal of businesses  of €151 million as well as proceeds from the sale of real estate and from investment in real estate of €267 million.

Since 31 March 2003, we have signed  agreements  that resulted or will result in additional proceeds from disposals.  Thus, total proceeds secured from disposals of businesses and real estate assets have now reached €1.5 billion, €2.1 billion including our capital increase in July 2002.

Improvement of Free cash flow

Our Free cash flow was €(265) million in fiscal year 2003 compared with €(1,151)
million in fiscal year 2002. These amounts included net cash outflows  resulting from:

     |X|  The GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700)
          million in fiscal year 2002; as well as from

     |X|  Over-financed  contracts  for €(222)  million  and  €(607)  million in fiscal years 2003 and 2002.  Large contracts  obtained prior to fiscal year 2002  provided  substantial  up front  payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, the Free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Reduction of Economic debt by €372 million

Our Economic  debt (See  definition  in "Change in business  composition  and in presentation of our accounts, non-GAAP measures - Use and reconciliation of non-

GAAP  financial  measures")  was €4,918  million at 31 March 2003  compared with
€5,290 million at 31 March 2002, a decrease of €372 million in fiscal year 2003.
This  decrease  resulted  mainly  from a Free cash flow of €1,012  million,  the capital  increase of €622  million,  net proceeds  from  disposals,  and despite exceptional net cash outflows of €1,277 million as described above.

(1) Redeemable  preference shares and undated subordinated bonds reclassified in
Financial  debt as of 31 March 2003. See Note 22 to the  Consolidated  Financial
Statements.

RECENT DEVELOPMENTS

Disposal of our Industrial Turbines business

On 26 April 2003,  we signed  binding  agreements to sell our small gas turbines business and medium-sized gas turbines and industrial steam turbines  businesses in two transactions to Siemens AG. This is a key step in our continuing disposal programme to strengthen our financial base.

The total enterprise  value of the two transactions is €1,100 million.  Net cash proceeds  are  expected to be  approximately  €950  million  after  deduction of transferred debt and certain other adjustments for cash items.

The first  transaction  covers our small gas turbines  business,  and the second transaction  covers our  medium-sized gas turbines and industrial steam turbines businesses.

The industrial turbines businesses being sold accounted for approximately 10% of
Power Sector revenues in fiscal year 2003. They include:

     |X|  the small gas turbines  business (3 MW - 15 MW), based  principally in the UK;
     |X|  the  medium-sized  gas  turbines  business  (15  MW  - 50  MW),  based principally in Sweden; and
     |X|  the  industrial  steam  turbines (up to about 100 MW),  business  with manufacturing  sites in Sweden,  Germany and the Czech  Republic,  and global customer service operations.

In the year ended 31 March 2003,  Industrial Turbines businesses generated sales
of   approximately   €1.25  billion  and  an  estimated   operating   margin  of
approximately  7%. At 31 March 2003,  these  businesses  employed  approximately
6,500 people.

These transactions are subject to regulatory approval and documentation has been submitted to the  relevant  merger  control  authorities.  On 30 April 2003,  we announced  the  closing  of the sale of the small  gas  turbines  business.  The enterprise  value of this  transaction  is €575  million,  with net  proceeds of approximately €525 million. Completion of this transaction followed receipt of a formal derogation from the European  Commission under the EC merger  regulation, allowing  ownership  of the  business  to be  transferred  to  Siemens  AG  with immediate  effect.  Siemens  AG has  committed  not to  integrate  the small gas turbine  business with its own businesses until formal merger clearance has been obtained from the European Commission in relation to all the industrial turbines businesses.  Pending  merger  clearance,  the medium gas turbines and industrial steam turbines businesses to be acquired by Siemens AG will continue to be owned and managed by ALSTOM.

Disposal of Real Estate

In April 2003,  we received  proceeds of €138 million in respect of the disposal of 14 sites in France, Spain, Switzerland and Belgium.

Total proceeds to date from our real estate programme reached €405 million (€267 million received in fiscal year 2003 and €138 million in April 2003).

Status of T&D disposal

The process to dispose of the T&D Sector was  launched on 12 March 2003.  On the basis of indicative  offers,  potential  buyers have been selected with whom the bidding process is continuing. Completion is expected by the end of the calendar year 2003.

Restructuring

In line with the plan  announced on 12 March 2003,  we have begun the process of informing trade union  representatives  regarding the social consequences of the overhead reduction and industrial  restructuring plans. This process is expected to continue in the coming months.  On 25 April 2003, we announced the details of the Power Turbo-systems restructuring plan, covering 3,000 job reductions out of
11,000 currently employed.

OUTLOOK

The timing of recovery in the power generation equipment and cruise-ship markets is uncertain over the short to medium-term.  While we believe that the Transport market should remain sound,  activity is likely to decrease  following this year of exceptionally  high activity.  While we expect overall demand to be generally low over the next months due to the depressed power  generation  market,  we are confident  that market  fundamentals  will lead, in the medium to long-term,  to growing demand for both new equipment and service in our markets.

Sales  should  decrease in the next fiscal year due to the lower level of orders received in fiscal year 2003 mainly in Power, but we expect them to subsequently recover on a comparable basis.

Due to our extensive restructuring plans and given our achievement on underlying operating  margin in fiscal  year  2003,  we  expect  to be able to  achieve  6%
operating margin by fiscal year 2006.

Our Free cash flow is highly  affected by cash outflows  linked to the GT24/GT26 gas turbines and financial  costs due to our high level of debt.  Once this cash outflow ceases, we expect the Group to generate strongly positive cash flow.

We expect our  Economic  debt to be reduced  from around  €5.0  billion in March
2003,  to a level in the range of €2.0-2.5  billion by March 2005,  depending on the magnitude of additional funds raised through the planned capital increase by way of a rights issue.

€1,879  million of our financial  debt,  consisting  of our €600 million  bridge facility,  our €475 million extended credit  facilities,  €254 million of credit lines and €550 million of bonds,  is to mature in fiscal year 2004.  Other lines are to mature in fiscal year 2005. We currently  believe that we will meet these payment  obligations  as they  come  due  through  the  application  of net cash provided from  operations,  the proceeds of real estate and business  disposals, the proceeds of a proposed capital increase,  from the renewal of existing lines of credit and from new credit lines we expect to obtain.

Our targets, therefore, are the following:

     |X|  to  achieve  consolidated  sales of over €15  billion by end of fiscal year 2005;
     |X|  to achieve operating margin of 6% by fiscal year 2006;
     |X|  to generate strongly positive Free cash flow; and
     |X|  to reduce our Economic debt to the range of €2.0-2.5  billion by March
          2005.

The success of our new strategy and action plan, our sales, operating margin and financial  position could differ materially from the goals and targets expressed above if any of the risks we describe in the section entitled "Risk Factors", or other unknown risks, materialise.

CHANGE IN BUSINESS COMPOSITION AND PRESENTATION OF OUR ACCOUNTS, NON-GAAP MEASURES

Changes in Business Composition

Our results of operations for the three years ended 31 March 2001, 2002 and 2003 have been  significantly  impacted by the acquisitions  and disposals  described below. The table below sets out our main  acquisitions and joint ventures during the periods  indicated.  Sales and numbers of employees  are  presented  for the fiscal year preceding the acquisition, except as otherwise indicated.

The table below sets out our main disposals during the periods indicated.  Sales are presented for the fiscal year preceding disposal.

Power

Under  the  terms of the  agreement  we  signed  on 23 March  1999,  we sold our heavy-duty  gas turbines  business to General  Electric (GE) for net proceeds of
US$ 912 million.  The heavy-duty gas turbines business we sold to GE contributed
€ 609  million to our sales for the year ended 31 March  1999.  Also on 23 March
1999, we entered into an agreement with ABB to create a new joint  venture,  ABB
ALSTOM  Power.  On 30 June 1999, we  transferred  to ABB ALSTOM Power all of our
Energy  operations,  except for the heavy-duty gas turbines business that we had sold to GE. ABB transferred to ABB ALSTOM Power  substantially  all of its power generation business,  except for its nuclear operations,  Combustion Engineering
Inc. and its asbestos liabilities. At the time of the transaction,  the combined sales of ABB ALSTOM Power  amounted to  approximately  € 9.9  billion,  of which approximately  € 7.2  billion was  contributed  by ABB and  approximately  € 2.7 billion by us. To offset the difference in the size of the contributions made by us and by ABB  and to  reach  ownership  parity,  we  paid  ABB € 1.48  billion, approximately  US$ 1.53  billion at that date,  upon the  creation  of the joint venture.  On 11 May 2000, we acquired ABB's 50% interest in ABB ALSTOM Power. We paid ABB € 1.25 billion in cash. This transaction included the resolution of all outstanding  matters  related to the formation of the joint group.  In these two transactions,  we acquired  substantially all of ABB's power generation business for approximately € 2.7 billion.

As a result of this  repositioning,  the  reported  figures  for Power in fiscal years 2001, 2002 and 2003 are not directly comparable. For fiscal year 2001, the figures reflect the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001.  The  figures for fiscal  years 2002 and 2003 reflect the full consolidation for the entire year.

Power Conversion

Power  Conversion  was  created on 1 July 1999 from the merger of our Drives and
Controls,   Motors  and  Generators  and  several  smaller  related   businesses
previously  part  of our  former  Industry  Sector.  Power  Conversion  replaced
Industry  within our reporting  structure from 1 April 2000. We integrated  this
Sector into T&D with effect from 1 April 2002.

Contracting

We sold our former Contracting Sector on 20 July 2001 to CDC Equity Capital (CDC
IXIS Group) and Charterhouse  Development  Capital,  which financed a management buy-out. The transaction was finalised with a sale price of € 756 million.

Change in presentation of accounts

The  following  changes have been made to the  presentation  of our accounts and previous  years'  figures have been restated  accordingly.  See Note 2(a) to the
Consolidated Financial Statements.

     |X|  Amortisation of goodwill is now presented immediately above net income and no longer included in Earnings Before Interest and Tax (EBIT).
     |X|  Securitisation of future receivables is no longer included in Customer deposits and advances and is being added to our financial debt.
     |X|  The related costs of securitisation of future receivables is accounted for in  Financial  income  (expenses)  rather  than  in  Other  income
          (expense).
     |X|  Cash effects of securitisation  of existing  receivables are now shown separately in the Consolidated Statement of cash flows.
     |X|  Deferred  tax assets  and  liabilities  are shown net to  reflect  the effects of tax groupings within the same scope.

The  following  changes  have been  made to the  presentation  of our  accounts, however,  previous  year's  figures have not been  restated.  See Note 22 of the
Consolidated Financial Statements.

     |X|  Our € 205 million  preference  shares,  redeemable in 2006,  have been reclassified in long-term financial debt; and
     |X|  Our € 250 million undated subordinated notes have been reclassified in financial debt.

In addition,  we are now disclosing  Earning  Before  Interest and Tax ("EBIT"),
Capital Employed and Return on Capital Employed ("ROCE") by Sector, as described below.

Use and reconciliation of Non-GAAP financial measures

From time to time in this  section,  we  disclose  figures  which  are  non-GAAP financial measures. Under the rules of the United States Securities and Exchange
Commission,  a  non-GAAP  financial  measure  is  a  numerical  measure  of  our historical or future  financial  performance,  financial  position or cash flows that  excludes  amounts,  or is subject to  adjustments  that have the effect of excluding  amounts,  that are included in the most directly  comparable  measure calculated  and presented in  accordance  with GAAP in our  Consolidated  Income
Statement,  Consolidated Balance Sheet or Consolidated  Statement of Cash Flows;
or  includes  amounts,  or is  subject  to  adjustments  that have the effect of including amounts,  that are excluded from the most directly  comparable measure so calculated and presented.  In this regard,  GAAP refers to generally accepted accounting principles in France.

Free cash flow

We  define  Free  cash flow to mean Net cash  provided  by (used  in)  operating activities  less Capital  expenditures,  net of minor proceeds from disposals of property,  plant and equipment and Increase  (decrease) in variation in existing receivables considered as source of funding of our activity. Total proceeds from disposals of property,  plant and  equipment in our  Consolidated  Statements of
Cash Flow include  proceeds  from our real estate  disposal  programme  designed under our strategy and action plan that we eliminate from the calculation of the
Free cash flow given that this programme is non-recurring and given that we consider the receipt of only minor proceeds as part of our normal operations.

Free cash flow  does not  represent  Net cash  provided  by (used in)  operating activities,  as calculated under French GAAP, and should not be considered as an indicator of operating  performance  or whether cash flows will be sufficient to fund cash needs.  The most directly  comparable  financial  measure to Free cash flows  calculated  and  presented  in  accordance  with  French GAAP is Net cash provided by (used in) Operating  activities,  and a reconciliation  of Free cash flows and Net cash  provided  by (used in)  operating  activities  is  presented below.

We use the Free cash flow measure both for internal analysis purposes as well as for external  communications,  as we believe it provides more  accurate  insight into the actual amount of cash generated or used by our  operations.  Management believes the  presentation of Free cash flow is beneficial to investors for this reason.

Economic Debt

We define  Economic debt to mean Net debt (or  Financial  debt net of short term investments and cash and cash equivalents) plus cash proceeds from sale of trade receivables  ("securitisation of existing receivables").  Economic debt does not represent our Financial debt as calculated  under French GAAP, and should not be considered as an indicator of our currently outstanding  indebtedness,  as trade receivables  securitised  are sold  irrevocably and without  recourse.  The most directly comparable  financial measure to Economic debt calculated and presented in  accordance  with French GAAP is  Financial  debt,  and a  reconciliation  of
Economic debt and Financial  debt as measured in accordance  with French GAAP is presented below.

(1) Our redeemable  preference shares and undated  subordinated  notes have been reclassified  in  Financial  debt  as at 31  March  2003.  See  Note  22 to  the
Consolidated Financial Statements.

We use the Economic debt measure both for internal  analysis purposes as well as for external  communications,  as we believe it provides a more accurate measure by which to analyse our total external sources of funding for our operations and its variation from one period to another.

Capital Employed/Return on Capital Employed (ROCE)

We define  Capital  Employed to mean fixed  assets,  net,  plus  current  assets
(excluding  net  amount  of  securitisation  of  existing   receivables),   less
provisions  for risks and  charges  and  current  liabilities.  Further,  we use
Capital Employed to calculate Return on Capital Employed (ROCE), which we define as EBIT divided by Capital Employed. Capital Employed does not represent current assets, as calculated under French GAAP. The most directly comparable  financial measure to Capital  Employed  and  presented in  accordance  with French GAAP is current assets,  and a reconciliation  of Capital Employed and current assets is presented  below.  Capital  employed  by Sector and for the Group as a whole are also presented in Note 26 to the Consolidated Financial Statements.

We use the  Capital  Employed  and  ROCE  measures  both for  internal  analysis purposes as well as for  external  communications,  as we believe  they  provide insight into the amount of financial resources employed by a Sector or the Group as a whole and the  profitability  of a Sector or the Group as a whole in regard to the resources employed.

Management  believes the  presentation of Capital Employed and ROCE is useful to investors for this reason.

Comparable basis

The figures presented in this section include performance  indicators  presented on an actual  basis and on a  comparable  basis.  Figures  have been  given on a comparable  basis in order to  eliminate  the  impact  of  changes  in  business composition  and changes  resulting  from the  translation  of our accounts into euros  following  the  variation  of foreign  currencies  against the euro.  All figures  provided on a comparable  basis are non-GAAP  measures.  We use figures prepared  on a  comparable  basis  both for our  internal  analysis  and for our external  communications,  as we believe they provide  means by which to analyse and  explain  variations  from one period to  another.  However,  these  figures provided  on a  comparable  basis  are  unaudited  and are not  measurements  of performance under either French or US GAAP.

To prepare  figures on a  comparable  basis,  we have  performed  the  following adjustments to the corresponding figures presented on an actual basis:

     |X|  We have  restated  the actual  figures for fiscal  years 2001 and 2002 using 31 March 2003 exchange rates for order backlog, orders received, sales and  operating  income and elements  constituting  our operating income.

     |X|  Adjustments due to changes in business composition have then been made
          to  the  same   indicators  for  fiscal  years  2001  and  2002.  More
          particularly:

            |X| contributions  of  material  activities  sold since 1 April 2001 have been  excluded  from the figures  reported in fiscal  years
                2001 and 2002, mainly Contracting and GTRM;
            |X| contributions  of  material  activities  acquired  since 1 April
                2001, have been included in the figures reported in fiscal years
                2001 and 2002 using  historical  data or the same data as fiscal year 2003 when historical  data were not available,  mainly Fiat
                Ferroviaria; and
            |X| the contribution of ABB ALSTOM Power from 1 April 2000 to 10 May
                2000 has been included to reflect a 100%  consolidation of Power
                Sector in fiscal year 2001.

The following  table sets out our estimates of changes in exchange  rates and in business  composition  ("Scope  impact")  for all  indicators  disclosed in this
Annual Report both on an actual basis and on a comparable basis for fiscal years ended 31 March  2001,  2002 and 2003.  No  adjustment  has been made on  figures disclosed for fiscal year 2003:

A significant  part of our sales and  expenditures  are realised and incurred in currencies  other  than  the  euro.  The  principal  currencies  to which we had significant  exposures  in fiscal  year 2003 were US dollars,  Pounds  sterling,
Swiss francs,  Mexican Peso and Brazilian  Real.  Our orders  received and sales have been impacted by the  translation of our accounts into euros resulting from changes in value of the euro against other  currencies in fiscal year 2003.  The impact was a decrease by around 5% for both compared with fiscal year 2002.

KEY OPERATING AND GEOGRAPHICAL FIGURES FOR THE YEARS ENDING 31 MARCH 2001, 2002,
AND 2003

The  following  tables  set out,  on actual  and  comparable  basis,  select key financial and operating figures for the Group as a whole.  Corresponding figures will be  presented  and  discussed  on a Sector  by  Sector  basis in  following sections.

Order backlog

Our order backlog  consists of a combination of confirmed  orders for short-term projects,  particularly  for our T&D Sector and our various service  activities, and  confirmed  orders for  longer-term  projects,  particularly  for our Power,
Marine and Transport  Sectors.  Our  short-term  projects are  generally  traded within  one year of the date we  record  the  order,  while  long-term  projects generally are traded within three years. Operation and maintenance contracts can often have terms of up to ten years and occasionally much longer.

The order backlog decreased by 15% in fiscal year 2003 compared with fiscal year
2002, mainly due to exchange rate variations and, to a lesser extent, changes in business composition. On a comparable basis, the decrease is 8%.

On an actual  basis,  order  backlog  included  €6.1  billion of  operation  and maintenance  contracts at 31 March 2003  compared  with €5.8 billion at 31 March
2002,  illustrating  the  increasing  importance  of service  businesses  in our activities.  Given the decrease in orders  received,  the  importance of service businesses is even more pronounced.

The order backlog  decreased by 9% in fiscal year 2002 compared with fiscal year
2001, on an actual basis, due primarily to the disposal of Contracting and GTRM.
On a  comparable  basis,  the  decrease  was 5% mainly due to Power and  Marine, partially offset by an increase in Transport.

The order backlog in terms of months of sales  (calculated by dividing the order backlog by one twelfth of annual  sales)  slightly  decreased  from 18 months in fiscal year 2002 (19 months on a  comparable  basis) to 17 months in fiscal year
2003.

Orders received

Orders received  represent the value of all the agreements signed with customers to supply a product or set of  products  and/or to provide a service or a set of services within a specified time, and under specified quality, price and funding conditions. They represent our future sales.

Orders  received  decreased by 16% in fiscal year 2003 compared with fiscal year
2002, on an actual basis, mainly due to the disposal of Contracting and GTRM and to exchange rate variations.  On a comparable basis, the decrease was 4%, mainly in the last  quarter of fiscal  year 2003 and  mainly  due to a decrease  in the
Power and Marine Sectors, partially offset by a strong increase in Transport.

Orders received during fiscal year 2002 decreased by 12% on an actual basis, due to the lack of  significant  Marine  orders  following an  exceptionally  strong fiscal year 2001,  partly offset by increases in Transport and T&D. Power orders received decreased.

Geographical analysis of orders received by country of destination

We have a permanent  industrial or commercial presence in more than 70 countries around the world.  The table below sets out, on an actual basis,  the geographic breakdown of orders received by country of destination.

In fiscal year 2003,  the  geographic  breakdown of orders  received was broadly equivalent  to that in fiscal  year 2002.  Europe  remained  the most  important market in terms of orders  received,  with 46% of the total. On an actual basis, orders  received  decreased  in this region by 12% in fiscal year 2003  compared with  fiscal  year  2002  due to the  disposal  of GTRM  and  Contracting.  On a comparable basis, they increased by 3%, due to the increases in France,  Germany and Sweden.  North America decreased during the fiscal year due to exchange rate variations  but  remained  stable  on a  comparable  basis,  as the  US  dropped particularly in the gas turbine market following an unprecedented  boom over the previous two years,  which resulted in over-ordering.  The slow down of Power in the US has been  partly  compensated  by orders  received  by  Transport,  which received  certain large  contracts  during the year (metros in New York;  subway cars in Washington; passenger rail coaches in New Jersey). The 46% decrease in

South America  resulted from exchange rate  variations  and from Power where the market followed the North America trend. Although Asia/Pacific  decreased by 35%
due to a lack of  liquidity,  prospects are  encouraging  as there were signs of recovery in that region  towards the end of the period,  although  the impact of the recent SARS  outbreak  has still to be assessed.  Orders  received in Middle
East/Africa  increased by 33% (53% on a comparable  basis)  between fiscal years
2003 and 2002.

Geographical analysis of sales by country of destination and of origin

The table below sets out, on an actual  basis,  the  geographical  breakdown  of sales by country of origin  and by country of  destination.  Sales by country of destination  are  presented  by Sector on an actual basis in the Section of this
Annual Report entitled "Description of Activities".

Sales by country of destination

Europe  remained  stable in fiscal year 2003  compared with fiscal year 2002 but increased by 11%, on a comparable  basis,  resulting  mainly from high levels of deliveries  to SNCF during  fiscal  year 2003.  In Mexico  (classified  in North
America) and in the US, the execution of gas turbines  projects  began coming to an end. This has been  compensated  by Middle  East/Africa  where large projects were being executed (Al Hidd Phase 2 in Bahrain and Okpai Lot 1 in Nigeria). The
growth by 7% (net of a decrease by 15% due to exchange rate variations) in South and Central  America was the result of large orders received from previous years that are being executed (i.e. Brazil and Chile). The Asia/Pacific trend remained stable,  as the  fluctuation  was  consistent  with the  normal  fluctuation  of companies executing large projects.

Sales by country of origin

Sales by origin  tended to be more  stable.  Historically,  our  businesses  had strong origins in Europe (GEC, ALCATEL ALSTHOM, ABB and AEG). The European Union
production  was  dominated  by  France  (24% of our  employees),  UK (12% of our employees), Germany (9% of our employees) and Switzerland (5% of our employees).

POWER

The following  table sets forth some key  financial  and operating  data for the
Power Sector:

(1) After €1,160 million of exceptional provisions in fiscal year 2003.

Orders received

Fiscal year 2003 saw an abrupt market  downturn in the US - particularly  in the gas turbine market following an  unprecedented  boom during the prior two years, which had resulted in ordering  beyond  customer's  needs.  There were  multiple order  cancellations  and  postponements  in fiscal  year 2003 due to the excess capacity created in the previous two years. Private investors,  attracted by the market  liberalisation  in the US,  were  badly  hurt  last  year as the  sudden over-capacity  resulted in electricity prices falling  significantly and a large value decrease of their generation assets.  Latin America suffered from economic difficulties and regulatory  confusion,  and this led to a drop in the number of projects being built. In Europe,  the market remained  active,  in particular in
Spain and Italy.  New power stations were ordered in the Middle East at a steady pace throughout the year. In Asia, a lack of liquidity and perceived comfortable reserve margins in some countries held back projects,  but there were signs of a recovery  towards the end of the fiscal  year.  China  continued  to develop its capacity,  however  this was  dominated by projects  awarded  primarily to local suppliers.

The increased  price  volatility  for fuel and  electricity  emanating  from the liberalisation  of  markets  has  re-emphasised  the  need for  flexibility  and

diversity  of  power  generation   technologies.   Environmental   policies  are
increasingly   being   integrated   into  market   requirements   favouring  our
environmental control equipment.

In this uncertain market, on an actual and comparable basis,  orders received in fiscal 2003 were  respectively  22% and 16% below fiscal year 2002,  with a more pronounced  drop  occurring  in the  last  quarter  of  fiscal  year  2003.  The difference  between  actual and  comparable  figures  was due to  exchange  rate variations exclusively.

With  respect to the  business  segments  within the Power Sector in fiscal year
2003:

     o    Boilers & Environment  decreased  compared with the prior fiscal year.
          This  reduction was mainly seen in the Heat Exchange and Heat Recovery
          Business,  due to the  significant  decrease in gas power plant orders this year.
     o    Customer  Service  finished fiscal year 2003 ahead of last fiscal year supported by improved O&M (Operation and  Maintenance)  business and a continued  strong  performance in Western  European markets and in the
          US.
     o    The main  reduction  was seen in Gas  Turbines,  following  the  sharp downturn in the global new equipment market.
     o    Orders received in Hydro showed a small increase  compared with fiscal year 2002.
     o    Orders received for Industrial Turbines decreased compared with fiscal year  2002  due to the  downturn  in  the  US gas  and  combined-cycle markets, further negatively influenced by continued low volumes in the
          Flow Systems market.
     o    Orders received for Steam Power Plant  increased  compared with fiscal year 2002. The turnkey market was low in the fiscal year, with few new orders  booked;  however,  the  world-wide  retrofit  market  has been strong,  supported by demand for nuclear  power plant  life-extension, mainly in the US. Currently,  a number of turnkey opportunities exist, but it is  difficult  to predict  when they will  translate  into firm orders.

By geography,  orders  received  significantly  increased by 16% in the European
Union,  essentially  due to an  increase in France,  Germany  and Sweden.  North
America dropped by 39%, due to the US. South America has followed North America, and the Brazilian  economy has deteriorated  thus reducing the likelihood of new infrastructure  investments  in the near  future.  Asia was  still an  important market,  and  although  there was some  slowdown in fiscal year 2003,  prospects remain optimistic.

Orders  received by Power in fiscal year 2002 decreased by 4% on an actual basis compared with fiscal year 2001, and by 8% on a comparable  basis. The difference
between  the  actual  and   comparable   figures  was  mainly  due  to  the  50%
consolidation  of ABB ALSTOM Power under the proportional  consolidation  method from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May
2000 to 31 March 2001.  Customer  Service,  Boilers &  Environment  products and
Industrial Gas Turbines  segments saw significant  increases in orders received.
Those  increases were offset by declines in Steam Power Plant and Heavy-Duty Gas
Turbines, due to the postponement of turnkey projects, and in Hydro.

Sales

Sales in fiscal year 2003  reduced  16%  compared  with fiscal year 2002,  on an actual  basis,  and  reduced  10% on a  comparable  basis.  With  respect to the business segments within the Power Sector in fiscal year 2003:

     o    Boilers & Environment  Segment sales  increased,  due to higher demand for  environmental  control  and a strong  opening  backlog in utility boilers and energy recovery systems.

     o    Customer  Service  Segment sales also  increased  compared with fiscal year 2002, supported by improved volumes coming from O&M contracts.

     o    A sharp decrease of sales in the Gas Segment was due to the decline in order intake in earlier years.

     o    Due to a high past order intake, Hydro Segment sales also increased as the order backlog converted into sales.

     o    Industrial Turbine Segment sales remained stable.

     o    A sharp  decrease of sales in the Steam Power Plant Segment was due to the reduction in the backlog of large turnkey project deliveries.

By geography,  North  America  continued to represent the main region for Power, with  deliveries  of gas  turbines,  boiler and steam  components as well as our strong  service  business.  Europe  remained  an  important  market  where sales increased by 5%, while Asia/Pacific reduced by 34%.

Sales  increased by 8% in fiscal year 2002 compared with fiscal year 2001, on an actual  basis and by 4% on a comparable  basis.  The main  contributors  to this increase were Customer  Service and Industrial  Gas Turbines.  This increase was partly  offset by decreases in Boiler &  Environment,  Steam Power Plant and Gas
Turbines. Hydro sales remained stable.

Operating income and operating margin

Operating  income and  operating  margin both  decreased  in fiscal year 2003 to
€(690) million and -6.3% compared with €572 million and 4.4% in fiscal year 2002 on an actual basis.  Significant  increases in the Boiler &  Environment,  Steam
Power Plant and Industrial Turbine Segments were mainly due to improved margins.
These  improvements  were  offset  by  the  negative  financial  effects  of the
GT24/GT26  gas turbines  problems and the related  exceptional  gross  provision recorded  in fiscal  year 2003 of €1,160  million.  Excluding  this  exceptional provision,  operating income and operating margin were respectively €470 million and 4.3% in fiscal year 2003.

Operating margin increased to 4.4% in fiscal year 2002, from 3.7% in fiscal year
2001,  as a  result  of costs  savings  and  increased  focus  on  higher  value activities.

Capital employed

Capital  employed,  at €2,383  million at 31 March 2003,  decreased on an actual basis from  €3,012  million at 31 March 2002,  mainly  resulting  from  goodwill amortisation and tighter working capital  management under our "Cash for Growth"
programme.

New organisation

With effect  from 1 April  2003,  the Power  Sector was  reorganised  into 3 new
Sectors  (4 Sectors  before  the  disposal  of the  former  Industrial  Turbines
Business).  The table below sets forth an initial assessment of the breakdown of orders  received  and sales in the new  structure  for the  fiscal  year 2003 in billions of euros:

Update on GT24/GT26 Gas Turbine Issues

GT24 and GT26 gas turbines, with outputs of 180 MW and 260 MW, respectively, are the  largest  of  our  extensive  range  of gas  turbines.  The  technology  was originally developed by ABB in the mid-1990s,  with most sales made prior to the acquisition by ALSTOM.  These turbines are based on an advanced  design concept.
At the  start of the  commercial  operation  of the  second  generation,  or "B"
version  turbines,  in  1999  and  2000,  a  number  of  technical  issues  were identified,  showing the turbines would not meet the contractual performance and lifetime obligations.

In response, we set in motion high-priority  initiatives to design and implement modifications  across the  fleet.  The first  step of these  initiatives  was to de-rate the units so that they could  operate in  commercial  service with lower efficiency and output,  while we developed the technical solutions to allow full rating operation.  We also embarked on a comprehensive  programme to discuss and resolve any  contractual  issues with  customers.  Commercial  settlements  with customers  were  negotiated  to deal  with the  consequences  of the  de-rating.
Typically,  what was proposed was a  Performance  Recovery  Period of around 2-3 years,  prior to implementing  the life-time and performance  upgrades,  that we call a  "recovery  package".  This  deferred  the  timing  of the  date at which provisional acceptance was achieved and related contractual remedies,  including liquidated damages,  applied. During that period, varying solutions were applied depending on the situation, however in general we replaced short life components at our costs and agreed on contractual  amendments,  including revised financial conditions, with each customer.

We have already implemented some technical  improvements to the turbines,  which permit  flexible  and  reliable  operation  of the fleet.  This is  confirmed by third-party  statistics  showing that the reliability of the GT24 fleet is above
98% in the 2002 calendar  year.  Operational  reliability  and  flexibility  are important  ingredients  for our  customers,  particularly  for those in merchant markets.

Our  confidence in the  technology  has been  reinforced  by the major  progress achieved over the past 6 months.  Modifications aimed at delivering enhancements to output and efficiency have been designed, validated and tested as follows:

     |X|  Compressor  massflow  and  efficiency  increase  for GT26 - Successful demonstration  of  increased  electrical  output  improvement  at  our full-scale test facility in Birr, Switzerland. Compressor massflow and efficiency increase for GT24 successfully tested at a power plant in

          Mexico.  Improved,  validated and tested  compressor  upgrades are now
          being   delivered   to  existing   site   installations   and  in  new
          applications.

     |X|  High fogging Inlet System - Successful demonstration of an increase of more than 6% in electrical  output in both the test facility and field validation  units.  The system can be applied to both existing and new gas turbine installations.

     |X|  Dual  Fuel  Capability  -  Successful  demonstration  in both the test facility and field  validation  units. The system is now available for commercial application on both existing and new gas installations.

Reduction of design risk and the  validation  of upgraded  components  have been advanced by the technology agreement with Rolls-Royce we signed in February 2002 by using their aero-engine technology and experience base.

Most importantly, while the units accumulate hours in operation, we see that the technology has stabilised.  The 71 machines in service have  accumulated,  as of
March 2003, over half a million operating hours at high reliability levels.

The  commercial  situation  with respect to the  GT24/GT26  gas turbines is also becoming much clearer.  We have reached  commercial  settlements on 61 of the 80 units  and  of  these  settlements  24 are  unconditional,  that  is to say  the contracts  are in the normal  warranty  period,  and there is no  obligation  to upgrade  or pay  further  penalties.  Under  the  other 37  settlements,  we are committed  to  make  additional  upgrade  improvements,  either  in  respect  of performance  or the life of key  components,  and are required to pay liquidated damages if the modified gas turbines do not meet  performance  criteria or if we
do  not  respect  the  agreed  time  delays  for  the   implementation   of  the
modifications.  As concerns the remaining 19 units for which no settlements have been reached,  7 are  currently  subject to  litigation,  and  negotiations  are ongoing or have not started for the remainder.  The order backlog  included €558 million,  at 31 March 2003, in respect of a GT26 contract currently suspended on which the  customer has an option for  termination.  If this  contract  does not proceed, the orders in hand will need to be adjusted accordingly.

Notwithstanding  the progress  achieved to date,  since  November  2002, we have experienced  unexpected  set backs and delays,  now resolved,  in validating and testing several important  components of the recovery package,  notably the GT24 compressor upgrade and the "full lifetime" blades.  These delays resulted in our being unable to respect the duration of the recovery periods agreed with some of
our  customers  under  applicable   agreements,   including  under   conditional
settlement agreements,  prior to the implementation of the recovery package with the expected improvements in performance, efficiency and life of key components.
In the current state of the energy wholesale markets,  customers do not have the incentive to accept these machines.  These delays  therefore mean  significantly increased exposure as customers are less inclined to agree to further extensions of the recovery periods and are invoking  penalties and liquidated  damages.  We also  incur  additional  costs  because  we have  been  forced  to shut down the machines more  frequently to replace short life  components at our expense.  Our previously  expected  targets  were  therefore  not  achievable  in the  current context.

As a consequence,  we have revised our analysis of the residual financial impact of the GT24/GT26 issue on a contract by contract basis, which we now estimate at
€1,530 million net. This amount is based on an estimation of the remaining gross exposure in March 2003 of €1,984  million,  on which we expect to mitigate  €454 million by taking numerous actions to reduce our estimated gross exposure.

In fiscal  year  2000,  ABB  ALSTOM  Power,  of which we owned 50% at that time, recorded a total of €519 million of  provisions  in accrued  costs in respect of the GT24/GT26  gas turbines.  In fiscal year 2001, we recorded a total of €1,068 million of provisions  and accrued  contract  costs related to the turbines.  In fiscal year 2002, we recorded an  additional  €1,075  million of provisions  and accrued  contract costs related to the turbines.  We retained  €1,440 million of provisions  and  accrued  contract  costs at 31 March  2002 in  respect of these turbines.  After  application  of €1,070  million  during fiscal year 2003,  the remaining amount of provisions was €370 million.  To cover the total revised net exposure,  an  additional  gross  provision of €1,160 has been  provided  during fiscal year 2003. As a result,  the total gross  provisions and accrued contract costs at 31 March 2003 in respect of these  turbines  were €1,530  million.  For further  information  relating to our consolidated  provisions for penalties and claims, see Note 20 to the Consolidated  Financial Statements.  Reference should also be made to "Risk factors - Our products, including the GT24/GT26 heavy-duty
gas  turbines  and  the  UK  Trains,   often  incorporate  advance  and  complex
technologies  and  sometimes   require   modifications   after  they  have  been
delivered".

TRANSMISSION & DISTRIBUTION (T&D)

The following  table sets forth some of key financial and operating data for the
T&D Sector:

Orders received

In fiscal year 2003, the transmission and distribution market decreased compared to fiscal year 2002. The main reasons were investment delays due to deregulation uncertainty in the US and reduced capital expenditures of industrial  customers.
This has mainly  affected  the US and  European  markets  while the  Chinese and
Northern African markets remained strong. New growth drivers of the transmission and distribution market have gained momentum, though they have not reached their full expected  impact.  In several  developed  countries,  governments  have set aggressive  targets for the  development  of  renewable  energy  sources.  Power quality concerns and removal of transmission  and distribution  bottlenecks have lead to an important growth of the power  electronics  market,  mainly in Static
Var Compensators.  While the digitalisation of the transmission and distribution networks is  progressing,  the rapid  development of energy & market  management systems has temporarily stagnated due to deregulation delays in the US.

Orders  received  decreased by 4% in fiscal year 2003  compared with fiscal year
2002, on an actual basis,  due to changes in business  composition  and exchange rate variations.  On a comparable  basis,  orders received  increased by 4%. The product  activity both in medium  voltage and power  transformers  has been weak
while  globally   transmission  projects  and  systems  and  service  businesses maintained a sound activity level.  Total orders for T&D Service activities as a whole amounted to just over €460 million in fiscal year 2003.

Geographically,  market growth  continued in  fast-developing  countries such as
China and Eastern Europe, while Western Europe was flat and the US experienced a slowdown in  deregulation,  which had a negative impact on growth.  The level of orders received  decreased  slightly in Europe,  particularly in Switzerland and the United Kingdom.  However, this was partly offset by an increased orders from
Austria, Greece and Spain. Europe remained the largest contributor to T&D Sector activity.  The Americas have  experienced  a fall in order intake  despite large orders such as that of Ancoa/Charrua in Chile. In Mexico, the decrease is due to the smaller number of large  Transmission  Projects  contracts  being  recorded, while in the US there has been a decrease  in  activity  of both medium and high voltage  products.  Canada,  however,  has  experienced  an  increase  in orders received.  Despite this fall in activity,  the Americas account for 21% of T&D's orders  received.  The  African  market  has  undergone  the  largest  growth in activity,  mainly due to an order  received from BCC Sonelgaz in Algeria for the refurbishment of various substations. Despite continuing growth in China, Taiwan and  Singapore,  T&D orders in  Asia/Pacific  decreased  due to a lower level of activity in Australia, Hong Kong and India.

Orders received in fiscal year 2002 increased by 7% over fiscal year 2001, on an actual  basis and 3% on a  comparable  basis.  This  performance  in a difficult market was  achieved  principally  through the  creation of a new  international marketing and sales organisation.

Sales

Sales  decreased by 5% in fiscal year 2003  compared with fiscal year 2002 on an actual  basis,  due  to  changes  in  business  composition  and  exchange  rate variations.  On a comparable basis,  sales increased by 1%. This growth in sales was  strongest in the Middle  East,  as a result of the  important  transmission project and energy  management  market  contracts signed in Qatar and the United
Arab  Emirates  last  year.  The  level  of  sales  in  Algeria  also  increased significantly.  T&D's  level of  trading  decreased  slightly  in Europe and the
Americas  due  principally  to the lower short term  orders  received in product activities,  when  compared to the volume of system  orders where the cycle time generally exceeds 12 months. Within Europe this trend has been particularly felt in  Belgium,  Sweden,  Spain,  and,  in the  Americas  especially  in  Colombia,
Venezuela  and the US.  However,  Europe  and the  Americas  remain  T&D's  main markets. In Mexico, sales were boosted by the trading of the SE410 and SE504 N.O
projects  and  in  the  Netherlands   Antilles  by  the  Curacao  contract  from
transmission  projects.  Total sales by the Services  business  represented just over €500 million in fiscal year 2003.

T&D's sales in fiscal year 2002 increased by 12% compared with fiscal year 2001, on an actual basis, and by 8% on a comparable  basis. This increase in sales was particularly  strong in the  Americas,  due to the important  energy  management contracts  signed in previous years in the US and  continuing  growth in Brazil.
The Middle East increased,  following the execution of transmission  projects in

Kuwait and in the United Arab Emirates.  Europe remained stable,  with increases in Western Europe, Eastern Europe, and the UK offsetting declines in Germany.

Operating income and operating margin

T&D operating income amounted to €227 million in fiscal year 2003, compared with
€226  million in fiscal year 2002,  on an actual  basis.  The  operating  margin increased to 6.3% both on an actual and on a comparable  basis. This increase in margin was the first result of better monitoring of overhead  expenditure and of our cost  reduction  programmes,  partly offset by continuing  price pressure in some market  segments.  Systems  activity  improved as a result of tighter  risk management,  while profits from  medium-voltage  products were impacted by lower volumes.

The operating  margin  decreased to 5.9% in fiscal year 2002 from 8.1% in fiscal year 2001, on an actual basis.  That decrease in the operating margin was mainly attributable to price decreases in some market segments.

Capital employed

Capital  employed  amounted to €963 million at 31 March 2003,  as compared  with
€1,044 million at 31 March 2002. This decrease was the result of tighter working capital management under our "Cash for Growth" programme.

TRANSPORT

The following  table sets forth some key  financial  and operating  data for the
Transport Sector:

(1) After €140 million of exceptional provisions.

Orders received

During  fiscal year 2003,  the major rail  markets of the world  continued to be generally  buoyant  with an average  growth of 4% over  fiscal  year  2002.  The following four major drivers in the rail transportation  business have sustained this market growth:

     |X|  Long  deferred,  replacement-driven  demand  cycles for rolling  stock equipment and infrastructure,  mainly in Europe and North America;
     |X|  Urbanisation  in  developed  and  developing  countries,  where  local
          transport   operators  seek  solutions  to  ease  automobile   traffic
          congestion and to address environmental concerns through new metro and high speed train networks;
     |X|  Higher rail network efficiency and safety requirements that accelerate the demand  for  network  infrastructure  upgrades  and new  signaling systems especially in Europe; and
     |X|  Privatisations  and  deregulations  that  tend to  redefine  the  core business  activities of operators and to accelerate the outsourcing of rolling stock & infrastructure servicing.

Orders  received by Transport in fiscal year 2003  increased by 4% compared with fiscal year 2002, on an actual basis.  On a comparable  basis,  the increase was
17%. This strong growth was observed in all segments  except for Intercity  with low orders  received  particularly  in  locomotives.  Transit was still the main segment in terms of volume of orders received, with an increase compared to last fiscal  year,  thanks  mainly  to the AB  Transitio  contract  for 55  CORADIA™
(commuter trains). As a result of major orders received in the US, Rolling Stock
America had an outstanding  year as well as Service while Transport  Information
Solutions and Systems remained stable.

By region,  Europe remained the most  significant  market with 60% of the orders received by the Sector in fiscal year 2003.  New  countries  also  emerged  this year:  Sweden  through 55 regional  trains for service in the greater  Stockholm area,  Finland through 20 CORADIATM trains for traffic in Helsinki,  Greece with the supply and  construction  of electrical  and  mechanical  elements for a new suburban line between Athens and the new airport.  However,  orders  received in
the  UK  remained  weak  in  the  confused   situation  caused  by  the  further
re-organisation  of the rail  industry.  America grew to 24% of orders  received compared to 8% for the same period last year, the main contracts  being: 400 new metro cars for New York City  Transit,  design and  manufacture  of 62 new heavy rail subway cars for WMATA in Washington  and 135 new passenger rail coaches for the  expanding  New Jersey  Transit  fleet and BNSF - US  maintenance  of 434 GM diesel  locomotives  for 12 years.  However,  the  service  business in Montreal experienced  a  further  year  of poor  order  intake.  The  Asian  market  also increased,  due to orders received in South Korea in connection with the project management  and supply of  equipment  for a new  airport  railway  link  between
Incheon and Seoul.

Orders  received by Transport in fiscal year 2002  increased by 11% on an actual basis.  The growth in orders  received was essentially due to the strong rolling stock and  freight  market,  mainly  in  Europe,  as well as to  demand  for our information  solutions and systems which more than doubled.  The higher activity level in Europe was mainly  the  result of the  continued  revival of the French market in rolling  stock and  freight,  where we  maintained  our market  share.
However, the UK market was sluggish due to regulatory uncertainty.  Order intake was also strong in Asia due to contracts in Singapore for the Circle Line Metro.

Sales

Sales in  Transport  increased by 15% in fiscal year 2003  compared  with fiscal year 2002, on an actual  basis,  and by 27% on a comparable  basis.  The highest increase was registered in Intercity, Transit and Systems.  Geographically,  the
major  contributor  to the  increase was France,  highlighted  by high levels of deliveries to SNCF during fiscal year 2003.  Other European  countries  remained stable.  The Americas  showed a slight decrease as a contribution to Transport's total  sales but  remained  stable in  volume.  Asia  remained  stable at 15% of
Transport's total sales during the year.

Sales in Transport remained stable in fiscal year 2002 compared with fiscal year
2001,  on an actual  basis.  In  fiscal  year  2002,  Europe  remained  the most important market with relatively  stable sales.  Slower  deliveries,  related to problems  encountered with the UK trains, were offset by increases in France and

Eastern  Europe.  Excluding the UK, sales in Europe  increased by 25%,  Germany,
Spain and France having a positive  impact.  Sales decreased in the Americas due to difficulties  in the freight  service market in North America.  Sales in Asia increased  by 72% due to a Singapore  metro  contract and  additional  signaling contracts, notably in Australia.

Operating income and operating margin

Transport's  operating  income  amounted  to €49  million  in fiscal  year 2003, compared to €101  million in fiscal year 2002 on an actual basis and €83 million on a comparable basis.  Operating margin declined to 1.0% in fiscal year 2003 as compared  with  2.1% in fiscal  year  2002,  on a  comparable  basis.  Intercity encountered significant  difficulties with the Regional Trains contract and with the WCML project in the UK,  additional  gross  provisions and accrued  contract costs have been provided in fiscal year 2003 for €140  million,  a part of which was applied during the fiscal year.  Excluding this exceptional item,  operating income and margin were  respectively  €189 million and 3.7% in fiscal year 2003.
Operating   income  was   affected   adversely   by  low  workload  and  related
under-recoveries in the UK, Canada and the locomotive businesses,  which will be addressed by restructuring the respective businesses.

The  operating  margin  declined  to 2.3% in  fiscal  year  2002  versus  a 6.0%
operating  margin in fiscal year 2001,  on an actual basis.  The major  negative impact on operating income in that year resulted from problems involved with the
UK trains contracts.

Capital employed

Capital employed was €805 million at 31 March 2003, compared with €1,041 million at 31 March 2002,  mainly due to the decrease in  inventories  and  contracts in progress,  particularly in the UK with the problems related to the deliveries of the UK Regional Trains and to down-payments following orders received.

UK Trains

In 1997,  shortly  after the  privatisation  of the British  rail  industry,  we received  five orders for a total of 119 new trains with an  aggregate  value of
€670 million. These orders were part of the first series of orders following the rail  deregulation in the UK. Following this  deregulation the traditional roles and  responsibilities  for suppliers changed radically while the rail regulatory organisation  established  by the UK  government  was modified.  We  experienced
significant   delays  in   gaining   regulatory   approvals   to  the   detailed
specifications  and in an attempt to meet our delivery  commitments,  we started
production  of  these  trains,   in  anticipation  of  receiving  the  necessary
approvals.  When the  specifications  were  finalised,  they  differed  from our expectations,  which  required  costly and time  consuming  modifications.  As a result,  we did not meet our  delivery  schedule  and began to face  reliability issues on the trains.

At the end of March 2002, we reported that  difficulties had been encountered on these UK Regional Trains, and 29 of the 119 trains remained to be delivered out.
Measures  taken to address the various  technical  and  contractual  issues have enabled us to work with the operators and the rail  authorities;  118 of the 119 trains  ordered are now in service.  Settlements  have recently been agreed with our customers, under which we are obliged to implement programmes to ensure that all fleets  achieve agreed levels of in-service  reliability,  which are ongoing and have led to some  unexpected  costs and revised  estimated costs to complete such  contracts and led us to take  additional  provisions.  These  commitments, which, in some instances,  involve  commitments for a number of years, have been provided for in fiscal year 2003.

On the West Coast Main Line  "WCML"  contract,  the  project  experienced  major delays  due to  changing  specifications  and  the  high  level  of  uncertainty regarding upgrading of the WCML route and infrastructure.  Nevertheless,  trains are  currently  being  delivered at the rate of 2 a month in line with a revised programme  agreed with our  customer and the railway  authorities.  A restricted commercial  service  started  at the  beginning  of the  year,  and 15 of the 53 trainsets  have been  delivered,  with the  remainder  scheduled for delivery by
September  2004.  The  initial  operating  experience  has been  well  received.
Clarification  of the programme,  infrastructure  and operating  environment has resulted in a  reassessment  of the costs to complete the contract and led us to take additional provisions.  Further, strong action has been taken with the goal of ensuring  that we meet our  commitments  including the  strengthening  of the management,  and the  addition  of  technical  resources  for both new build and service functions in the UK.

In fiscal year 2003, we provided for additional gross provisions of €140 million to cover the expected  future costs of the continuing  improvement  programme on the Regional Trains and to complete the WCML contract.  Reference should be made to "Risk factors - Our products, including the GT24/GT26 heavy-duty gas turbines and the UK Trains,  often incorporate advance and complex  technologies and sometimes require modifications after they have been delivered".

MARINE

The following  table sets forth some of the key financial and operating data for the Marine Sector:

All Marine  operating  facilities are located in France.  Further,  the business entities  comprising  the Marine  business have not changed since last year. The figures are the same on both an actual and a comparable basis.

Orders received

In fiscal year 2003 as in fiscal year 2002, Marine's main market,  cruise-ships, remained weak:

     |X|  After the  events of 11  September  2001,  the  cruise  market had low profitability in 2001;
     |X|  After the market's recovery, cruise operators,  whose base currency is the US dollar,  reacted to the  unexpected  decrease  of the US dollar exchange  rate  against the Euro,  from Spring  2002,  by delaying new orders in the hope that the weakness of the dollar would not last;
     |X|  The market was also  stalled  pending  the  outcome of  take-over  and merger discussions involving the three major cruise-shipowners,  which finally  lead to the merger of Carnival and P&O Princess at the end of fiscal year 2003; and
     |X|  More recently,  uncertainty  has increased  pending the outcome of the
          Iraq crisis.

As a consequence,  Marine  registered no new  cruise-ship  order in fiscal years
2003 and 2002, and overall a very low level of orders in fiscal year 2003,  €163 million including orders for an oceanographic  vessel for Ifremer and a 72-metre yacht, compared with €462 million in fiscal year 2002.

Orders  received in fiscal year 2002 comprised two orders for  intervention  and assault vessels for the French Navy (jointly built with DCN) and a 74,000 m³ LNG carrier  for Gaz de France.  Orders  received  in fiscal  year 2001 had  reached
€1,835  million  with four  cruise-ship  contracts  (including  the Queen Mary 2 cruise-liner) and a hydrographic and oceanographic vessel for the French Navy.

Sales

Sales in Marine  increased by 26% in fiscal year 2003  compared with fiscal year
2002 due to the high level of  deliveries.  Marine  completed  and delivered the following vessels in fiscal year 2003:

          |X|  The cruise-ship European Stars to Festival Cruises,
          |X|  The  cruise-ship  Constellation  to  R.C.C.L.  for its  Celebrity brand,
          |X|  The cruise-ship Coral Princess to P&O Princess,
          |X|  The     hydrographic     and     oceanographic     vessel     BHO
               Beautemps-Beaupré to the French Navy, and
          |X|  The cruise-ship MSC Lirica to M.S.C.

In fiscal  year 2003,  Marine also  progressed  with the  construction  of other cruise ships (mainly Island  Princess,  Crystal  Serenity,  and the super cruise liner Queen Mary 2) for several shipowners,  a second  surveillance  frigate for the Royal Moroccan Navy.

Sales  amounted  to € 1,240  million in fiscal year 2002  compared  with € 1,841 million in fiscal year 2001. This decrease  resulted from an exceptionally  high level of deliveries (6  cruise-ships) in fiscal year 2001 while fiscal year 2002 was affected by the  postponement  of the  delivery of the cruise ship  European
Stars until the end of April 2002.  In fiscal year 2002,  Marine  delivered  two cruise-ships,  the  European  Vision to  Festival  and the  Summit  to RCCL.  In
addition,  Marine  delivered a frigate to Morocco and two high-speed  ferries to
NEL lines in Greece.

Operating income and operating margin

Operating  income  amounted to €24 million in fiscal year 2003 compared with €47 million in fiscal year 2002. New shipbuilding  contracts  obtained since January
2001 were not entitled to any subsidy, and market prices have not increased.

Operating  income amounted to €80 million in fiscal year 2001,  during which six cruise-ships were delivered.

Capital employed

Capital employed was €(343) million at 31 March 2003, compared with €100 million at 31 March  2002.  The  decrease  in  fiscal  year  2003  was a  result  of the favourable terms obtained for financing for the construction of the cruise-liner
Queen Mary 2 compared with the cash profile of the contract.  See Note 24 of the
Consolidated Financial Statements.

Renaissance

We undertook  vendor  financing  in support of the recovery  plan for the Marine
Sector  from fiscal  year 1996 to fiscal  year 1998,  which  helped us to obtain repeat orders for  cruise-ships  and increased the productivity of the shipyard.
We provided  guarantees  to  financial  institutions  relating  to  indebtedness incurred by certain purchasers of our cruise-ships and fast ferries.

At 31  March  2003,  these  guarantees  related  to a total of  fourteen  ships, including six cruise-ships delivered to Renaissance Cruises  ("Renaissance") and eight ships for four other customers.  In addition,  two other cruise-ships were supplied to Renaissance Cruises without vendor financing.

Renaissance  filed for  bankruptcy  in September  2001.  Thereafter,  we and the lenders  undertook  actions to secure and maintain the ships and to  restructure their  financing.  Our overall  exposure to Renaissance  vendor  financing at 30
September  2001 was €684 million in guarantees  of financing  made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships,  including  four that were  previously  owned by four  special purpose  leasing  entities  in  which we had an  interest,  was  transferred  to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares.
Cruiseinvest  financed this  acquisition  principally  through bank  borrowings, guaranteed  in  part by us.  In  addition,  we  purchased  subordinated  limited recourse notes issued by  Cruiseinvest,  agreed to provide  Cruiseinvest  with a line of  credit  and met  certain  of our  commitments  under  our  pre-existing guarantees.  Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest's bank borrowings.

In parallel,  the remarketing of the ships commenced,  with the objective to put the ships back into cruise operations as quickly as possible,  through bare-boat or time  charters,  and  eventually  sell them to the new operators  when normal conditions  are  restored  on the  second-hand  market.  One of these  ships was chartered to Swan Hellenic,  a subsidiary of P&O Princess and resumed operations in April  2003.  Two of the ships will be  operated  from summer 2003 by Oceania
Cruise, a new cruise-operator. Two others will also be operated from spring 2003 by Pulmantur,  with  possibilities of extension.  A long-term lease is currently being finalised with a European  operator for one ship, which should then resume cruise  operations  also from summer 2003.  Two other ships have also been taken over by P&O  Princess  and resumed  cruise  operations  in November and December
2002.

Our overall  exposure to  Renaissance  vendor  financing  was €368 million at 31
March 2003,  as compared  with €432 million at 31 March 2002.  The reduction was mainly due to the decrease of the US Dollar in which most of our  guarantees are expressed.

In  addition  to  our  Renaissance  "vendor  financing   exposure",   our  other
outstanding  Marine vendor financing  guarantees  amounted to €565 million at 31
March 2003,  relating to six  cruise-ships  and two high-speed  ferries for four different  customers.  Consequently,  our total  vendor  financing  exposure  in relation  to Marine  amounted  to €933  million at 31 March 2003  compared  with
€1,044 million at 31 March 2002.

The  last  shipbuilding  contract  having  benefited  from  any  type of  vendor financing came into force in November 1999.  There is no other vendor  financing arrangement or commitment relating to any contract in Marine's order backlog.

As a result of the  foregoing,  we  recorded a provision  of €140  million at 31
March 2003 to cover risks  associated  with Marine  vendor  financing,  a slight decrease from the €144 million provision at 31 March 2002.

OTHER

"Other"  comprises all units accounting for Corporate  costs, the  International
Network and the overseas entities in Australia, New Zealand, South Africa (prior to its disposal) and India,  that are not reported by Sectors.  For fiscal years
2002 and 2001,  the former  Contracting  Sector  contribution  is  classified in
"Other" in the table  presented  above in "Change in  business  composition  and presentation of our accounts, non-GAAP measures - Comparable basis".

Operating  income included  Corporate  costs as well as the  contribution of the
International  Network and the overseas  entities,  and included in fiscal years
2002 and 2001 the  contribution  of the former  Contracting  Sector on an actual basis. On a comparable basis,  operating income was €(44) million in fiscal year
2003,  compared  with €(27)  million and €(51)  million in fiscal years 2002 and
2001.

All  restructuring  costs are  recorded  against the EBIT of "Other" and not the
EBIT of the Sectors.

Capital  employed in "Others" was €1,208 million at 31 March 2003, and consisted mainly  of loans and cash  deposits  in  respect  of  Marine  vendor  financing, pensions,  prepaid  assets  and  other  long-term  deposits.  See Note 11 to our
Consolidated Financial Statements.

FINANCIAL STATEMENTS FOR THE YEARS ENDING 31 MARCH 2001, 2002, 2003

INCOME STATEMENT

The  following  table sets out, on a  consolidated  basis,  the  elements of our operating  income both on an actual and on a comparable basis for the Group as a whole:

(1) After €1,300 million of exceptional provisions.

Sales

Sales were €21,351 million in fiscal year 2003, compared with €23,453 million in fiscal year 2002, a decrease of 9%, due  principally to exchange rate variations and to the  disposal  of  Contracting  and  GTRM.  Sales  increased  by 1%, on a comparable  basis.  The  decrease in Power and, to a lesser  extent in T&D,  was compensated by a significant increase in both Transport and Marine.

Sales were €23,453 million in fiscal year 2002, compared with €24,550 million in fiscal year 2001,  a decrease of 4%. On a  comparable  basis,  sales were stable from  fiscal  year 2001 to fiscal  year 2002,  during  which  Power  achieved an increase of 4% in sales and T&D an increase of 6%.  Transport was stable and the decline  in Marine  reflected  the  timing of ship  deliveries,  as one ship was delivered in April 2002, and another mid-May 2002, after the close of the fiscal year.

Percentage of services in sales  increased to 23% in fiscal year 2003,  compared with 22% and 19% in  fiscal  year 2002 and 2001  when  Contracting  and GTRM are excluded.

No  single  customer  represented  more than 10% of our sales in any year of the last three-year period discussed.

Cost of sales

Our cost of sales consists  primarily of labour,  raw materials and  components, transport and freight, and production overheads, including depreciation. Cost of sales also includes provisions for risks and charges related to contracts,  such as warranty claims, contract losses and project penalties.  However,  because of the diversity of the cost  structure of our various  activities,  we analyse the items  that make up cost of sales only by  business  or by  contract  and do not analyse these items at a consolidated level.

Our cost of sales amounted to €19,114  million in fiscal year 2003 compared with
€19,623 million and €20,428 million in fiscal years 2002 and 2001, respectively.
This decline was due generally to the lower level of sales.

Selling and Administrative expenses

Selling and  administrative  expenses  were  €2,049  million in fiscal year 2003 compared  with €2,314  million in fiscal year 2002 and €2,342  million in fiscal year 2001 on an actual basis.

On a comparable  basis,  selling and  administrative  expenses  decreased by €62 million compared with fiscal year 2002. As a percentage of sales, they decreased from  10.0% to 9.6%.  This  reduction  resulted  from  synergies,  the impact of restructuring  and from actions launched to reduce costs under our Quality Focus
6-Sigma programme. We expect these savings will be amplified by the introduction of further restructuring programmes in the years to come.

Research and Development expenses

Research  and  Development  expenses  were €622  million  in fiscal  year  2003, increasing  compared  with €575 million in fiscal year 2002 on an actual  basis, mainly due to increased spending on gas turbines.  They decreased in fiscal year
2002  compared  with €629  million in fiscal year 2001 on an actual  basis,  but remained stable on a comparable basis.

Operating income and operating margin

Operating  income is measured  before  restructuring  costs,  goodwill and other acquired intangible assets, amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets,  pension costs and  employee  profit  sharing  and  before  taxes,  interest  income  and expenses. Operating margin is calculated by dividing the operating income by the total annual sales.

Operating  income and operating  margin were €(434)  million and -2.0% in fiscal year 2003,  as compared  with €941  million and 4.0% in fiscal year 2002,  on an actual basis. In March 2003, exceptional gross provisions of €1,160 million were recorded  for the  GT24/GT26  heavy-duty  gas  turbines  and €140 million for UK trains.  Excluding these provisions,  operating income and operating margin were respectively €866 million and 4.1% in fiscal year 2003. Our operating margin in in  fiscal  year  2003  reflected  the  increased  level of  margin in our order backlog,  better  cost  control  and  the  first  results  of the  restructuring launched, offset by the negative financial effects of the GT24/GT26 gas turbines and UK Trains  problems and by adverse  effects in Transport of low workload and related under-recoveries in the UK, Canada and the locomotive business.

Operating margin of 4.0% in fiscal year 2002 decreased compared with 4.7% fiscal year 2001,  on an actual  basis.  This  decrease was mainly due to a significant decrease in T&D operating margin as a result of pricing pressure,  a significant decrease in Transport operating margin due to delivery issues on our UK regional trains contracts and a decrease in sales volume and margins in Marine.  This was despite continued operating profit improvements in Power, as cost savings and an increased focus on higher added-value  activities led to higher operating income in that Sector.

Earnings Before Interest and Tax (EBIT)

EBIT is calculated as operating income less other income  (expenses) net and the amortisation of other intangible assets.  Goodwill amortisation is accounted for below the EBIT line item in our income  statement.  Other income  (expenses) net comprises  net gains or losses on  disposal  of fixed  assets  and  investments,
restructuring   costs,   pension  costs,   employee   profit-sharing  and  other
non-operating income/expenses.

EBIT was  €(1,056)  million in fiscal year 2003,  compared  with €487 million in fiscal year 2002, on an actual basis. The decrease in EBIT was due to:

     |X|  The  decrease  in  operating  income  as a  result  of  the  aggregate exceptional gross provisions of €1,300 million in fiscal year 2003.

     |X|  Exceptional  net capital gains of €107 million  (capital  gains on the sale of Contracting for €106 million and GTRM for €43 million, capital loss of €42  million  on the  sale  of  parts  of our  waste-to-energy business) in fiscal year 2002,  compared with a net capital loss of €6 million for the  disposal  of  investments  and real estate  assets in fiscal year 2003.

     |X|  Restructuring costs of €268 million in fiscal year 2003, compared with
          €227 million in fiscal year 2002. The increase in fiscal year 2003 was due to the continuing  Group-wide cost rationalisation and downsizing.
          During the year, restructuring plans have been incurred principally in
          France,  Germany and the United Kingdom to reduce production  capacity and adapt to current market  conditions in order to ensure  continuing competitiveness in the three main Sectors of the Group.  Restructuring costs are accrued when  management  announces the reduction or closure of facilities, or a programme to reduce the workforce and when related
          costs  are  precisely   determined.   Such  costs  include  employees'
          severance and termination  benefits,  estimated facility closing costs and write-off of assets.

     |X|  Pension costs of €214 million in fiscal year 2003,  compared with €139 million in fiscal year 2002.  This  increase was  primarily  due to an increase in the amortisation of the unrecognised  actuarial difference between  pension  obligations  and the fair market value of the assets following  the fall in the global  stock  market,  and to  exceptional profits in fiscal year 2002.

EBIT was €487 million in fiscal year 2002,  compared with €931 million in fiscal year 2001. The decrease in EBIT in fiscal year 2002 was due to:

     |X|  The  decrease  in  operating  income  in  Transport,  T&D and  Marine, partially offset by Power.

     |X|  Restructuring  costs for fiscal year 2002 of €227  million  versus €81 million  for fiscal year 2001.  The  increase in these costs in fiscal year 2002 was mainly due to continued Group-wide cost rationalisation, especially  product  rationalisation,  streamlining  manufacturing and optimising  staffing levels and because  restructuring  costs in Power were provided for when the Joint Venture ABB ALSTOM Power was created.

     |X|  Pension  expenses of €139 million in fiscal year 2002 compared to €112 million in fiscal year 2001.  The increase in fiscal year 2002 was due to increased  contributions to multi-employer and defined contribution schemes, primarily in the US.

     |X|  Exceptional   capital  gains  in  fiscal  year  2002  compared  to  no
          significant capital gain in fiscal year 2001.

Financial income (expenses), net

The  improvement  of our  financial  expenses,  €270 million in fiscal year 2003 compared with €294 million in fiscal year 2002,  was due to a decrease in market interest rates and net gains on exchange-rate  variations  mainly resulting from the unwinding of forward sale  contracts of US dollars  against euros  following the  reassessment of the financing  structure in the US,  partially offset by an increase in financial debt.

Our net financial expenses in fiscal year 2002 were €294 million,  compared with
€207 million in fiscal year 2001.  The major  impact on  financial  expenses for fiscal  year 2002 was mainly the higher net  interest  expense due to the higher level  of net  debt as well as the  increase  in other  financial  items,  which consisted principally of fees paid on bonds, guarantees and credit lines.

Income tax

The income tax credit was €241 million for the fiscal year 2003, at an effective rate of 18.2%.  In fiscal  year 2003,  we  recognised  deferred  income for €394 million, partly due to exceptional provisions. Current income tax for the fiscal year was €(153) million.

Income tax expenses  for fiscal year 2002 were €10 million at an effective  rate of 5.2%,  compared  with €174  million in fiscal  year 2001.  The low expense in fiscal year 2002 was due to a current  income tax expense of €97 million  (lower
than  in  previous  years  due  to  decreased   operating  income),   which  was
significantly offset by deferred tax income of €87 million.

Share in net income (loss) of equity investments

Our share in net income  (loss) of equity  investments  was €3 million in fiscal year 2003  compared  with €1  million  in fiscal  year 2002 and €(4)  million in fiscal year 2001.

Dividend on redeemable preference shares of a subsidiary

Our  dividend  on  redeemable   preference  shares  of  a  subsidiary  has  been
reclassified in financial income  (expenses) net, in fiscal year 2003 due to the reclassification  of the  redeemable  preference  shares as financial  debt. The dividend  paid was €13  million  in fiscal  year  2003,  thereby  impacting  the financial  income,  and €14 million in fiscal year 2002  impacting  the dividend item in our income statement.

Minority interests

Minority  interests  were €(15)  million in fiscal year 2003 compared with €(23)
million in fiscal year 2002 and €(37) million in fiscal year 2001.

Goodwill amortisation

Goodwill amortisation amounted to €284 million in fiscal year 2003 compared with
€286  million  in fiscal  year 2002 and €305  million in fiscal  year 2001.  The slight  decrease  in fiscal  year 2002 when  compared  with fiscal year 2001 was mainly due to the disposals of Contracting and GTRM.

Net income (loss)

The net loss in fiscal year 2003 amounted to €1,381 million, compared with a net loss of €139  million in fiscal  year 2002 and a net  income of €204  million in fiscal year 2001.

BALANCE SHEET

Goodwill, net

Goodwill,  net  decreased to €4,440  million at 31 March 2003 compared to €4,612 million  at 31  March  2002  due to the net  effect  of the  acquisition  of the remaining 49% of Fiat  Ferroviaria  in April 2002 (€157  million)  offset by the related  amortisation (€284 million).  See Note 7 of the Consolidated  Financial
Statements.

Goodwill,  net  decreased to €4,612  million at 31 March 2002 compared to €5,310 million at 31 March 2001.  This reduction was due to the annual  amortisation of goodwill (€286 million) and the disposal of Contracting  (€681 million),  partly offset by an increase in goodwill  related to a decrease in our valuation of the
net  assets  acquired  from  ABB  (€198  million)  in  Power,   following  final
determination  of the purchase  price  allocation  made in  connection  with the acquisitions.

Working capital

Working  capital  (defined  as  current  assets  less  current  liabilities  and provisions for risks and charges) at 31 March 2003 was €(4,819) million compared with €(4,545)  million as reported at 31 March 2002. This variation was due to a tighter working capital  management,  despite a decrease in total provisions for risks and charges.  Changes to working capital are presented in the Consolidated
Statement of Cash Flows.

Net effects on working capital due to foreign currency translation were positive by €135 million in fiscal year 2003. See Note 16 of the  Consolidated  Financial
Statements.

Working  capital  amounted to €(4,545)  million at 31 March 2002 versus €(4,978)
million  at 31 March  2001.  The  variation  was due to the  sale of our  former
Contracting  Sector  and to the  continuous  optimisation  of  asset  management throughout the Group.

Customer deposits and advances

On average we estimate that 40% of our contracts relate to "Long-Term Projects", defined  as those  projects  which are  completed  over more than one year,  25%
relate to products or individual  items of equipment  typically  supplied within one year, and the remaining 35% is split between  long-term  service  agreements and short-term  contracts such as the supply of spares and service and overhauls of equipment.  Our long-term  projects are  principally in Power,  Transport and
Marine.

Customer deposits and advances include the preliminary  advances by customers as well as customers'  progress  payments during the construction of the project as contractually agreed. Taking customer advances serves in part to provide us with working capital to finance the execution of our projects.

Obtaining  customer  deposits and advances  assists us in managing the following risks:

     |X|  Risk of negative cash flow while performing the contract;
     |X|  Risk of payment default due to client credit risk,  which is mitigated via larger down payments and progress payments; and
     |X|  Foreign exchange risks.

We record  customer  deposits and advances on our balance  sheet upon receipt as gross customer  deposits and advances.  The gross amounts were €12,689  million,
€14,159   million  and  €12,767   million  at  31  March  2003,  2002  and  2001
respectively. At the balance sheet date, we apply these deposits first to reduce any related gross  accounts  receivable and then to reduce any  inventories  and contracts in progress  relating to the project for which we received the deposit or advance.  Any remaining deposit or advance is recorded as "Customer  deposits and advances" on our balance  sheet as described in Note 24 of the  Consolidated
Financial  Statements.  As of 31  March  2003,  our net  customer  deposits  and advances were €3,541 million,  compared with €4,221 million as of 31 March 2002, and €6,205 million as of 31 March 2001.

The decrease of our customer  cash  deposits and advances of €680 million  which occurred during fiscal year 2003 was the result of a decrease due to translation effects for €589 million, and of a net decrease by €91 million. This decrease was mainly the net effect of a decrease in Power and an increase in  Transport  both in line with percentages of variations in orders received on a comparable basis.

Provisions for risks and charges

At 31 March  2003,  the  provisions  for risks and charges  were €3,631  million compared with €3,849 million at 31 March 2002.

This net decrease was accounted for by the following movements:

     |X|  a decrease of €655 million due to the  application  of provisions  for risks and charges on the  GT24/GT26  gas turbines (and by €415 million of accrued contract costs);
     |X|  an increase of €1,058 million due to the addition of provisions on the
          GT24/GT26  gas  turbines  (and by €102  million  of  accrued  contract costs);
     |X|  a decrease in provisions on contracts of €316 million;
     |X|  a decrease in  restructuring  provisions  and other  provisions of €78 million; and
     |X|  a decrease of €227 million in foreign  currency  translation  effects, change in scope and other adjustments.

Shareholders' Equity

Shareholders'  equity at 31 March  2003 was €900  million,  including  minority  interests,  compared  with€1,843 million at 31 March 2002. This decrease was mainly due to:

     |X|  the net loss for the period of €1,381 million;
     |X|  the negative impact of cumulative translation adjustments,  mainly due to the  evolution  of the New  Mexican  Peso  and the  Pound  Sterling
          against the Euro of €188 million;

     |X|  partly offset by the capital increase of €622 million.

At 31 March 2002, shareholders' equity,  including minority interests,  amounted to €1,843  million  versus €2,192 million at 31 March 2001. The decrease was due to the net loss for fiscal year 2002,  the payment of dividends  for fiscal year
2001 and the negative impact of the cumulative translation adjustments.

See the "Consolidated Statement of Changes in Shareholders' Equity" table in the
Consolidated Financial Statements.

Financial debt, Net debt and Economic debt

Securitisation of existing receivables

In order to fund our  activity,  we sell  selected  existing  trade  receivables
within  which  we  irrevocably  and  without  any  recourse   transfer  eligible
receivables  to a third party.  The net cash  proceeds  from  securitisation  of existing  trade  receivables  at 31 March 2003 was €357  million  compared  with
€1,036  million at 31 March 2002 and €894 million at 31 March 2001.  See Note 14 to the Consolidated Financial Statements.

Securitisation of future receivables

In order to finance working capital and to mitigate the  cash-negative  profiles of some contracts, we sell to third parties selected future receivables due from our customers.  This  securitisation  of future  receivables  has the benefit of reducing  our  exposure  to  customers  and  applies  principally  to Marine and
Transport.  The total  securitisation of future receivables at 31 March 2003 was
€1,292 million  compared with €1,735 million at 31 March 2002 and €1,578 million at 31 March 2001.  The  decrease in fiscal year 2003  compared  with fiscal year
2002 is due to the low level of orders  received  in Marine.  See Note 22 of the
Consolidated Financial Statements.

Financial debt

Our  financial  debt was €6,331  million at 31 March 2003,  compared with €6,035 million at 31 March  2002.  Our  financial  debt  increased  notably  due to the reclassification of preference shares by €205 million,  and the reclassification of undated  subordinated notes by €250 million.  See Note 22 to the Consolidated
Financial Statements.

Net debt

We define net debt as financial debt less short-term investments,  cash and cash equivalents.  Net debt was €4,561 million at 31 March 2003, compared with €3,799 million at 31 March 2002. Our net debt increased  notably due to the decrease of our cash and cash equivalents, the reclassification of preference shares by €205 million, and the reclassification of undated subordinated notes by €250 million.
See Note 22 to the Consolidated Financial Statements.

Economic debt

Our Economic debt is defined in "Change in business composition and presentation of  our  accounts,  non-GAAP  measures  - Use  and  reconciliation  of  non-GAAP financial measures".

Our  Economic  debt was €4,918  million at 31 March 2003,  compared  with €5,290 million at 31 March 2002, a decrease of €372 million.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED STATEMENT OF CASH FLOWS

The  following  table sets out  selected  figures  concerning  our  consolidated statement of cash flows:

Net cash provided by operating activities

Net cash  provided by  operating  activities  is defined as the net income after elimination of non-cash items plus working capital movements.  Net cash provided by  operating  activities  was €(537)  million in fiscal  year 2003  compared to
€(579) million in fiscal year 2002 and €184 million in fiscal year 2001.

Net income after  elimination of non-cash  items was €(1,014)  million in fiscal year 2003.  This amount  represents  the cash generated by the net income before working capital  movements.  As provisions are included in the definition of our working  capital,  provisions are not part of the elimination of non-cash items.
So, excluding the exceptional addition of gross provisions for €1,300 million on the  GT24/GT26  gas  turbines  and  on the  UK  Trains,  the  net  income  after elimination of non-cash items was positive by €286 million.

Change  in net  working  capital  generated  a net  positive  cash  flow of €477 million. The principal movements in working capital were due to:

     |X|  A decrease of €650 million in trade and other  receivables,  mainly in
          Power and to a lesser extent in Marine and T&D. Power benefited from a significant  reduction in advances  paid to suppliers as a consequence of the  completion  of  particularly  large  contracts.  Thanks to the working capital  management  programme,  the Group has also achieved a strong decrease in trade receivables overdue.

     |X|  A   decrease   of  €661   million   in  sale  of   trade   receivables
          (securitisation of existing receivables).

     |X|  A decrease of €415 million in  inventories  and contracts in progress, and trade receivables, mainly in Power and Transport.

     |X|  An increase of €87 million in contract-related  provisions and accrued
          contract  costs.  In  particular,   €1,070  million  relating  to  the
          GT24/GT26 gas turbines was applied in fiscal year 2003, but was offset by the  elimination of the provision of €1,160 million  because it had no cash effect in the period.

     |X|  A decrease of €98 million in customer deposits and advances, mainly in
          Power and T&D,  partly  offset by an increase in Transport  and Marine due to favourable financing terms obtained for the construction of the
          Queen Mary 2.

Free cash flow

The following table sets forth our free cash flow.

Capital  expenditures were €410 million for the fiscal year 2003,  compared with
€550 million in fiscal year 2002. Our capital expenditures relate principally to acquisitions  of machinery,  equipment,  tools and fixtures for  maintaining our manufacturing  base.  The  decrease  was  mainly  related  to  the  disposal  of
Contracting and GTRM during fiscal year 2002.

Free cash flow was €(265)  million in fiscal year 2003  compared  with  €(1,151)
million in fiscal year 2002.  These amounts  included  cash  outflows  resulting from:

     |X|  the GT24/GT26 issue of €(1,055) million in fiscal year 2003 and €(700)
          million in fiscal year 2002; and

     |X|  over-financed  contracts  for €(222)  million  and  €(607)  million in fiscal years 2003 and 2002.  Large contracts  obtained prior to fiscal year 2002  provided  substantial  up-front  payments to Power on three such contracts and to Transport on one contract.

Excluding these cash outflows, our Free cash flow would have been €1,012 million in fiscal year 2003, compared with €156 million in fiscal year 2002.

Net cash provided by investing activities

Net cash used by investing  activities  was €(341)  million in fiscal year 2003.
This amount comprised:

     |X|  proceeds  of €252  million  from  disposals  of  property,  plant  and equipment (including €231 million from the disposals of real estate);

     |X|  capital expenditures of €410 million;

     |X|  decrease (increase) in other fixed assets of €(55) million;

     |X|  cash expenditures for the acquisition of investments,  net of net cash acquired,  totalling €(166) million, which included €(154) million for the acquisition of the remaining 49% of Fiat  Ferroviaria Spa in April
          2002; and

     |X|  cash proceeds from the sale of  investments,  net of net cash sold, of
          €38 million.

Net cash provided by investing  activities  was €123 million in fiscal year 2002 compared with €(1,590)  million in fiscal year 2001. The net cash inflow was due to €772  million  from sale of  investments,  principally  Contracting  for €689 million and GTRM for €66 million and €118  million  from  disposals of plant and equipment.  Capital  expenditures  were €(550) million.  Cash  expenditures  for acquisition of  investments,  net of net cash  acquired,  was €(113) million and cash outflow from increases in fixed assets was €(104) million.

Net cash provided by financing activities

Net cash provided by financing  activities in fiscal year 2003 was €621 million, mainly due to the capital increase of €622 million conducted in July 2002.

Net cash used in financing activities for fiscal year 2002 was €136 million, due to  dividends  paid,  including  dividends  paid to  minority  interests  of €18 million.

Decrease (increase) in net debt

Our net debt  increased by €762 million in fiscal year 2003,  compared with €588 million in fiscal year 2002.

MATURITY AND LIQUIDITY

In the context of our new strategy  and action  plan,  and in order to cover our liquidity  needs in 2003, we have signed a €600 million new bridge facility with a group of core banks.  We have also  agreed with a sub-group  of these banks to extend  the  maturity  under an  existing  club  deal and  under  two  bilateral facilities  maturing  in March and April 2003,  and  representing  an  aggregate amount of €475  million.  The  purpose of both the new bridge  facility  and the extended  facilities  is to  allow  us to meet our  short-term  liquidity  needs pending the disposals of assets contemplated under our plan in the fiscal year

2004.  The  bridge  facility  will  mature  in  December  2003 and the  extended facilities will mature in January 2004.

Proceeds  from the  disposals  of assets  foreseen in our plan must,  subject to certain exceptions and thresholds,  first be used to repay and cancel the bridge facility and, subsequently, the extended facilities.

The borrower  under the bridge and the extended  facilities is ALSTOM.  They are unsecured  facilities,  ranking pari passu with ALSTOM's other revolving  credit facilities.

We have also  recently  amended the  maturity of our  outstanding  €250  million
undated   subordinated  notes,  to  September  2006.  These  notes  will  remain subordinated in nature.

Both the bridge and the extended credit facilities are maintained subject to our compliance with a new set of financial  covenants.  This new set of covenants is also now in effect  with  respect  to two other  existing  syndicated  revolving credit  facilities  (totalling  commitments  of €1,250 million and €977 million, respectively).  For details of these  covenants,  please refer to Note 22 to the
Consolidated  Financial Statements.  In addition,  under the bridge and extended facilities,  the lending banks may request  their early  repayment in full or in part if our  shareholders do not approve  resolutions at our next annual general meeting  authorising the Board of Directors to conduct a capital increase by way of a rights issue.  Please see "Risk Factors - Our existing  lines of credit and certain of our other financing  agreements  contain financial  covenants that we may be unable to meet."

The maturities of the committed and uncommitted funds available to the Group are as follows:

(1) Numerous lines at subsidiary level prudently considered as non-committed and short term.
(2) Rolled over.

(3) The  reimbursement of future  receivables  securitised comes from the direct payment  of our  customer  to the  investor  to which  we sold the  right to receive the payment. This reimbursement has no cash impact for us.

Total  available  unused credit lines  together with cash available in the Group amounted to €2,370 million at 31 March 2003,  compared with €3,896 million at 31
March 2002. This amount comprised:

     |X|  Available lines at parent Group level,  which amounted to €600 million at 31 March 2003, compared with €1,660 million at 31 March 2002.

     |X|  Cash  available  at parent  Group  level was €610  million at 31 March
          2003, compared with €167 million at 31 March 2002.

     |X|  Cash available at subsidiary level of €1,160 million at 31 March 2003, compared  with  €2,069  million at 31 March 2002.  ALSTOM,  the parent company,  has access to cash in  subsidiaries,  which are fully-owned, although  local  constraints  can delay this access.  Our policy is to
          centralise   liquidity  of   subsidiaries   at  ALSTOM   level.   This
          centralisation  is  one  of the  reasons  for  the  decrease  in  cash available at subsidiary level between 31 March 2002 and 31 March 2003.

Our other  sources  of cash  include  proceeds  from  sale of trade  receivables
("securitisation of existing receivables"), securitisation of future receivables and customer deposits, described in this Section of the Annual Report.

PENSION ACCOUNTING

We provide various types of retirement, termination and post-retirement benefits
(including  healthcare  and  medical)  to our  employees.  The type of  benefits offered to an individual employee is related to local legal requirements as well as the historical operating practices of the specific  subsidiaries and involves us in the operation of, or participation in, various retirement plans.

These plans are either  defined-contribution,  defined-benefit or multi-employer plans.

Defined contribution plans

For  the  defined-contribution  plans,  we pay  contributions  to  independently administered funds at a fixed percentage of employees' pay. The pension costs in respect of  defined-contribution  plans are charged in the income  statement  as operating  expenses and represent the contributions paid by the Company to these funds.

Defined-benefit plans

These plans mainly cover retirement and termination benefits and post-retirement medical benefits.

For the defined benefit plans, which we operate,  benefits are normally based on an employee's  pensionable  remuneration and length of service.  These plans are either externally  funded through  independently  administered  pension funds or unfunded.  Pension liabilities are assessed annually by external  professionally qualified actuaries.  These actuarial  assessments are carried out for each plan using the  Projected  Unit method with a  measurement  date of 31 December.  The financial and  demographic  assumptions  used are determined at the  measurement date by us to be  appropriate  for the  plan  and the  country  in  which  it is situated. The most important assumptions made are listed below:

     |X|  Discount rate;
     |X|  Inflation rate;
     |X|  Rate of salary increases;
     |X|  Long-term rate of return on plan assets;
     |X|  Mortality rates; and
     |X|  Employee turnover rates.

Certain assumptions used are discussed in Note 21 to the Consolidated  Financial
Statements.

The assets of  externally-funded  defined-benefit  plans are invested  mainly in equity and debt securities. The components of these assets are disclosed in Note
21 to the Consolidated Financial Statements.

The expected costs of providing retirement pensions under defined-benefit plans, as well as the costs of other post-retirement  benefit plans, are charged to the profit  and  loss  account  over the  periods  benefiting  from  the  employees'
services.

Valuation of the Projected Benefit Obligation

The present value of the future  obligations of the employer  (Projected Benefit
Obligation - "PBO") fluctuates annually, depending upon the following:

     |X|  Increases   related  to  the  acquisition  by  the  employees  of  one additional year of rights ("service cost");
     |X|  Increase  in the  present  value of the PBO which  arises  because the benefits are one year closer to their payment dates ("interest cost");
     |X|  Decreases related to the benefits paid during the year;
     |X|  Changes  related  to  modifications   of  the  actuarial   assumptions
          (discount rate, inflation rate, rate of salary increases etc);
     |X|  Changes in obligations related to plan amendments; and
     |X|  Changes due to curtailments or settlements applied on the plans.

The  change in the PBO is  disclosed  in Note 21 to the  Consolidated  Financial
Statements.

Valuation of plan assets

The fair value of the assets held by each plan is the amount that the plan could reasonably  expect to receive in a current sale of the assets  between a willing buyer and a willing seller.  This is compared with the PBO and the difference is referred to as the "funded status" of the plan.

The changes in the fair value of assets and the funded  status are  disclosed in
Note 21 to the Consolidated Financial Statements.

Actuarial gains and losses

A number of factors can trigger actuarial gains and losses:

     |X|  Differences  between the  assumptions  used and the actual  experience
          (for instance,  an actual return on assets differing from the expected rate of return at the beginning of the year);
     |X|  Changes  in  the  long-term  actuarial  assumptions  (inflation  rate, discount rate, rate of salary escalation, mortality table etc);
     |X|  Changes due to plan amendments; and
     |X|  Impact of the first application of the actuarial methodology.

The  impact of these  factors  is shown in the table  entitled  "Change  in plan assets" in Note 21 to the Consolidated Financial Statements:

     |X|  Unrecognised actuarial loss (gain);
     |X|  Unrecognised  actuarial  prior service cost (due to plan  amendments);
          and

     |X|  Unrecognised actuarial transition.

The  unrecognised  actuarial  loss  (gain)  at the  year-end  is  compared  on a plan-by-plan  basis  with the higher of the PBO and the fair value of the assets held. If the  unrecognised  actuarial loss (gain) exceeds 10% of this amount the excess above the 10 % level is spread across the remaining  working lives of the employees of the respective plan.

As of 31 March 2003, the actuarial losses unrecognised in the balance sheet were
€967  million,  an increase  of €427  million  since  March 2002,  caused by the decline in world  financial  markets as the  underlying  assets of the funds are held  substantially in equities (57%).  Recognition of these  liabilities  under
French GAAP is allowed over the average  remaining working lives of the relevant participants.  Thus,  starting  with  fiscal year 2004,  the portion  above 10%
calculated scheme by scheme,  will be spread across the average residual working period of these plans, being 12-15 years.

The  fluctuations  in the  financial  markets since April 2002 will thus have no impact on the earnings at 31 March 2003 but will impact  pensions  cost and thus earnings at 31 March 2004 and possibly beyond.

The unrecognised  losses on actuarial prior service costs and unrecognised gains on actuarial transition amounted to €10 million and €22 million respectively, at
31 March 2003. The total amount is amortised on a  straight-line  basis over the remaining working lives of the plans' participants.

Pension Cost

The total  pension  cost  related to defined  benefit  is  defined  annually  by qualified  actuaries  and is detailed in Note 21 to the  Consolidated  Financial
Statements as follows:

     |X|  Service cost,  which  corresponds to the acquisition of one additional year of rights;
     |X|  Expected  interest  cost,  which is due to the increase in the present value of the PBO which  arises  because  the  benefits  are one period closer to their payment dates;
     |X|  Expected return on plan assets;
     |X|  Cost (or  potentially  profit)  corresponding  to the  amortisation of prior service cost;
     |X|  Cost (or  potentially  profit)  corresponding  to the  amortisation of actuarial gains and losses; and
     |X|  Profit  (or   potentially   cost)  of   Curtailments   /   Settlements
          corresponding  to  the  impact  of  a  reduction/cancellation  of  the
          obligation   mainly  due  to  a  modification   of  the  plan's  scope
          (downsizing,  business disposals,  closing of a defined-benefits plan, etc).

Multi-employer plans

We employ workers from US Trade Unions mainly in our Customer  Service  activity related to the Boilers Segment after-market.

The pension costs charged in the income  statement as "other  expenses - Pension costs" represent contributions payable by us to these dedicated funds.

OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

OFF BALANCE SHEET COMMITMENTS

The following  table sets forth our  off-balance  sheet  commitments,  which are discussed further at Note 27(a) to the Consolidated Financial Statements:

Guarantees related to contracts

Guarantees  related to  contracts  at 31 March 2003 exist with respect to bonds, guarantees and indemnities entered into in the ordinary course of our business.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds,  advance payment bonds,  performance  bonds,  warranty bonds and surety bonds.  In posting such bonds,  we are required to seek out third parties
(bank and  insurance  companies)  to issue bonds as a condition to entering into commercial contracts with our clients.

Bid bonds are given at tender or bid submission  stage and are usually  released once the equipment or service supply contracts become  effective.  If the tender does not succeed the bonds are cancelled. Performance bonds are issued to assure the customer of our commitment to the contract  performance  until fulfilment of the  contractual  obligations.  They are usually  released at  acceptance of the system or product delivered.

Warranty or retention  bonds are given to cover risks to the customer  following acceptance of the equipment during the warranty period.

The amount of such  bonds is often  significant,  averaging  in total 20% of the price of the contracts  signed.  The average maturity of these bonds varies as a function  both of the  nature of the bond  issued and the Sector for which it is requested.  For the Group  taken as a whole,  the  average  maturity is slightly above 3 years.

Where circumstances arise that result in the threat of the calling of a bond, we seek to  negotiate  acceptable  alternative  arrangements.  Bonds are  typically called only when there is no other remedy  acceptable to the customer.  In these circumstances,  we may  occasionally  make repayment to the provider of the bond and continue  negotiations with our customer.  Our experience,  however, is that bonds are very rarely called. In general,  we establish  provisions to cover any anticipated loss arising from our contractual obligations.

The overall amount given as guarantees on contracts reduced from €11,451 million in March 2002 to €9,465  million in March 2003,  a decrease by 17% mainly due to exchange  rate  variations  and to the decrease of our orders in hand by 8% on a comparable  basis (and 7% due to exchange  rates).  The ratio bonds on orders in hand remained stable.

In fiscal year 2003, we faced a significant reduction in the bonding capacity of the market generally. There are two significant reasons behind this reduction:

     |X|  The events of 11 September  2001  resulted in a large number of claims which affected the re-insurance  market and consequently  impacted its capacity to support the surety bond providers; and
     |X|  The   consequence  of  major   bankruptcies  in  the  US  resulted  in
          significant calls of bonds issued by surety providers.

Rating  agencies have  consequently  advised the surety bond  providers to limit their  individual  exposure  to any single  customer  to levels far below  their existing commitments. This has led their providers to reduce or stop any further bond issuances in order to maintain their credit rating.

Simultaneously, new regulatory constraints affecting banks and the deterioration of our credit profile have resulted in a higher  pricing for these  instruments, and reduced available market capacity.

In view of the above,  we are examining  with our bankers and insurers the means to ensure alternative bonding capacity. See also "Risk Factors - Difficulties in securing bonds may jeopardise our ability to obtain new orders."

Vendor Financing Exposure

In some instances,  we have provided  financial  support to  institutions  which finance some of our customers and also, in some cases, directly to our customers for their  purchases  of our  products.  We refer to this  financial  support as
"vendor  financing".  We  have  decided  that  we will  no  longer  provide  any additional vendor financing guarantees to our customers.

Vendor financing totalled €1,259 million at 31 March 2003 (of which €749 million was off balance  sheet)  compared  to €1,493  million at 31 March 2002 (of which
€932 million was off balance sheet). The decrease is mainly due to exchange-rate translation effects. See Note 27(a) to the Consolidated Financial Statements for
more details in respect of vendor financing exposure.

CONTRACTUAL OBLIGATIONS

The following  table sets our  long-term  rental,  capital and  operating  lease obligations. See Note 27(b) to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our  consolidated  financial  statements  requires us to make
estimates  and   judgements   that  affect  the  reported   amounts  of  assets,
liabilities,  revenues and expenses,  and related  disclosure of commitments and contingencies, including financing arrangements. On a regular, ongoing basis, we evaluate our estimates,  including those relating to projects,  products,  parts and other  after-market  operations,  and  included in accrued  contract  costs,
provisions  for  risks  and  charges,  bad  debts,   inventories,   investments,
intangible assets,  including goodwill and other acquired intangibles,  taxation
including   deferred   tax  assets  and   liabilities,   warranty   obligations,
restructuring,  long-term service contracts,  pensions and other post-retirement benefits,  commitments,  contingencies  and  litigation.  Estimates are based on historical  experience and on various other  assumptions that are believed to be reasonable  under the  circumstances,  the  results  of which form the basis for making  judgements  about the carrying value of assets and  liabilities.  Actual
results  may  differ  from  those  estimates   under  different   circumstances,
assumptions or conditions.

Accounting  policies  important to an understanding of the financial  statements include business combinations,  consolidation methods,  goodwill, other acquired intangible  assets and  restructuring  that may be subject to the application of differing  accounting  principles.  We believe the following critical accounting policies are most  affected by our  judgements  and  estimates in preparing  our consolidated financial statements.

Revenue recognition

We recognise  revenue and profit as work in progress  progresses  on  long-term, fixed-price  contracts  using the  percentage  of  completion  method,  based on contract  milestones  or  costs  incurred  (See  Note  2(d) to the  Consolidated
Financial  Statements),  which relies on estimates  of total  expected  contract revenue  and  cost.  We  follow  this  method  because  we  believe  we can make reasonably  dependable  estimates of the revenue and costs applicable to various defined stages,  or milestones,  of a contract.  Recognised  revenues and profit taken are  subject  to  revisions  as the  contract  progresses  to  completion.
Revisions to profit  estimates  are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain  contract costs  (including  direct  materials and labour costs and indirect  costs  related to the  contract)  so that the  contract  margin,  on a cumulative  basis,  equals the total  contract  gross margin  determined  in the latest  project  review.  Selling  and  administrative  expenses  are charged to expenses as incurred.  If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable  outflow  of  financial  resources  that  will be  required  to  settle contractual obligations.  These estimates are assessed on a contract-by-contract basis.

We provide for the estimated  cost of product  warranties at the time revenue is recognised.  Our warranty  obligations  are affected by product  failure  rates, material  usage and service  delivery costs incurred in correcting any failures.

Should actual  failure  rates,  material  usage or service  delivery cost of the products  differ from current  estimates,  revisions to the  estimated  warranty liability  would be  required.  The  introduction  of  technologically  advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual  warranties applying to suppliers of equipment only. Should adverse changes to product failure rates occur,  additional cost to complete may be  required  and result in actual  financial  consequences  different  from our estimates.

Inventories

We write down our inventories for estimated  obsolescence or  unmarketability in an amount  equal to the  difference  between the cost of the  inventory  and the estimated  market  value based on  assumptions  about  future  demand and market conditions.  If actual  market  conditions  are less  favourable  than  those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain  allowances for doubtful  accounts,  for estimated  losses resulting from the inability of our customers to make required payments.  If the financial conditions of our customers were to  deteriorate,  resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment  charge when we believe an asset has  experienced a decline in value  that is  other  than  temporary.  Future  adverse  changes  in  market conditions  or poor  operating  results from  underlying  assets could result in losses or an inability to recover the carrying  value of the assets that may not be reflected in the current  carrying value.  This could require us to record an impairment charge in the future.

We record a valuation  allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance.  If we were to determine that we would be able to realise our  deferred  tax assets in the future in excess of our net recorded amount,  we would make an  adjustment  to the  deferred  tax asset,  which would increase income in the period that such determination was made. Likewise, should we  determine  that  we  would  not be able  to  realise  all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Pension benefits

We  sponsor  pension  and  other  retirement  plans in  various  forms  covering
substantially   all  employees  who  meet  eligibility   requirements.   Several
statistical and other factors that attempt to anticipate  future events are used in  calculating  the expense and liability  related to the plans.  These factors include  assumptions about the discount rate, expected return on plan assets and rate of future  compensation  increases  as  determined  by us,  within  certain guidelines.

In addition,  our  actuarial  consultants  also use  subjective  factors such as withdrawal  and  mortality  rates  to  estimate  these  factors.  The  actuarial assumptions  we use may differ  materially  from actual  results due to changing market and economic  conditions,  higher or lower  withdrawal rates or longer or shorter  life  spans  of  participants.  These  differences  could  result  in a significant change to the amount of pension expense recorded.

Other significant accounting policies

Other significant  accounting  policies are important to an understanding of the financial  statements.  Policies related to purchase  accounting,  consolidation policies,  provisions and financial debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

SIGNIFICANT  DIFFERENCES  BETWEEN  ACCOUNTING  PRINCIPLES  GENERALLY ACCEPTED IN
FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and  shareholders'  equity  from  French GAAP to US GAAP for inclusion  in our  Annual  Report on Form 20-F  filed  with the  Securities  and
Exchange Commission (SEC).

US GAAP  financial  statements  are not available at the time we file our Annual
Report with the  Commission  des  opérations  de bourse  (COB).  The main differences related to net income,  liabilities and shareholders'  equity are as follows:

Accounting for restructuring costs -- The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability  related  to a  restructuring  plan  whenever  the plan is  finalized, approved  by  management  and  announced  before the  closing  of the  financial statements.  In  US  GAAP,  exit  costs  are  accrued  as a  liability  when  an announcement is made to employees  prior to the closing date. In addition,  some costs that are recorded as restructuring  costs under French GAAP are classified under cost of goods sold in US GAAP  (inventories  write off which  result  from restructuring plans).

Valuation and accounting of financial instruments--Under French GAAP, profit and losses on financial  instruments  considered  as hedges of our interest rate and forward  exchange rate risks are recorded in the same period as the hedged item.
The US standard SFAS 133, which is applicable to us from 1 April 2001,  requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these  derivatives is recorded in the income  statement.
If, under certain  criteria,  the derivative is qualified as a hedge, the effect in the income  statement  resulted from the change in fair values is compensated by the income or loss  generated  by the  change of the value of the  underlying item.

Business  combination  --  The  allocation  of  purchase  price  to  assets  and liabilities  acquired or assumed  following an acquisition  can be revised under
French  GAAP until the end of the fiscal  year  following  the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made until the end of the fiscal year in which the acquisition occurred. This difference in principles may result in material  differences  between goodwill  recorded under each set of norms.

Stock  compensation  --  Under  US GAAP,  employee  compensation  may have to be recorded in the income statement following the issuance of employee  stock-based instruments.

Financial debt -- Certain items which are not necessarily  recorded as financial debt under French GAAP, such as capital  leases,  are recorded as financial debt under  US  GAAP.  Financial  debt is also  increased  under  US  GAAP  with  the consolidation  of special  purpose  entities  which are not  consolidated  under
French GAAP.

Accounting for Goodwill -- Under US GAAP, goodwill with an indefinite life is no longer  amortised  but  rather  tested for  impairment  at least  annually.  The impairment  test is based on fair value and subsequent  reversal of a previously recognised impairment loss, if any, is prohibited.

In addition to the matters  described above that impact net income,  liabilities and shareholders'  equity, there are other differences in accounting  principles between French GAAP and US GAAP that may materially  affect the  presentation of the balance sheet and income statement.

We expect to file our Annual  Report on Form 20-F for the  fiscal  year ended 31
March 2003 with the SEC during June 2003.  An  electronic  version of our Annual
Report   on   Form   20-F   will  be   available   on  our   internet   site  at
www.finance.alstom.com.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives,  such as forward foreign exchange contracts in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

We have implemented a centralised treasury policy in order to better control the company's  financial  risks and to  optimise  cash  management  by  pooling  our available  cash,  thereby  reducing  the amount of external  debt  required  and permitting us to obtain better terms under our various financing arrangements.

The   Corporate   Treasurer   reports   directly  to  the  CFO  and  has  global
responsibility for foreign exchange risk, interest rate management,  intra-group financing  and cash  management.  He managed a team of about 25 people in fiscal year 2003 located in Paris  Headquarters.  Corporate  Treasury is organised in a
Front-Office  or Dealing  Room,  a  Middle-Office  and a  Back-Office  to ensure segregation of duties. In addition to this, a small team operates the netting of intercompany  payments and prepares a weekly cash forecast. A network of Country
Treasurers  supports  Corporate  Treasury  in  the  countries  where  we  have a significant presence.

Corporate  Treasury  acts as an  in-house  bank for  subsidiaries  by  providing
hedging  and  funding  and  maintaining  internal  current  accounts.   We  have
implemented  cash pooling  structures to centralise cash on a daily basis in the countries where local regulations permit it.

Corporate  Treasury  uses the  ReutersCashFlow  Treasury  Management  System for straight-through  processing of treasury transactions from dealing to settlement and management of in-house banking activity.  Our Treasury  Management System is interfaced with SAP for automatic  generation of accounting entries. The Dealing
Room is equipped with a Reuters Information System for real-time market data and uses a  professional  telephone  dealing  system  provided by Etrali to tape all exchanges with bank's dealing rooms.  A dedicated  Information  Technology  team administers Treasury systems and guarantees back-up and contingency plans.

The Middle Office  monitors the Dealing Room activity,  guarantees  that no open positions are maintained, and produces regular risk reporting.

Exchange rate risks

In the course of our  operations,  we are exposed to currency  risk arising from tenders for business remitted in foreign currency, and from awarded contracts or
"firm commitments" under which revenues are denominated in foreign currency. The principal  currencies to which we had  significant  exposure in fiscal year 2003 were US dollars,  Pounds  sterling and Swiss  francs.  We hedge risks related to firm commitments and tenders as follows:

     |X|  by using forward contracts for firm commitments;

     |X|  by using foreign exchange derivative instruments, for tenders, usually pursuant to strategies involving combinations of purchased and written options; or
     |X|  by entering into specific insurance  policies,  such as with Coface in
          France or Hermes in Germany.

The  purpose of these  hedging  activities  is to protect us against any adverse currency  movements  which may  affect  contract  revenues  should the tender be successful,  and to  minimise  the cost of having to unwind the  strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the  probability  of the  transaction  being  awarded  to us,  expected payment terms and our assessment of market  conditions.  Under our policy,  only senior management may make such decisions.

When a tender  results in the award of a contract,  we hedge the  resulting  net cash flows mainly in the forward  markets or, in some  exceptional  cases,  keep them  covered  under  insurance  policies.  Due to the  long-term  nature of our business, the average duration of these forward contracts is approximately 12-14 months.

We do not hedge our net assets  invested in foreign  operations.  We monitor our market positions closely and regularly analyse market  valuations.  We also have in place counter-party risk management guidelines.  All derivative transactions, including forward exchange  contracts,  are designed and executed by our central
corporate  treasury   department,   except  in  some  specific  countries  where
restrictive regulation prevent a centralised execution.

Interest rate risks

See Note 29(b) to the  Consolidated  Financial  Statements for discussion of our interest rate risks and of sensitivity to interest rate variation.

VALUE OF FINANCIAL INSTRUMENTS

PRESS INFORMATION
                                                                     14 May 2003

FOR INTERNATIONAL DISTRIBUTION
------------------------------

                           FULL-YEAR RESULTS 2002/03
                        1st April 2002 - 31st March 2003

Results in line with guidance given on 12 March 2003:
     o    Orders  received:  €19.1bn,  down 4% from  fiscal  year  2001/02  on a comparable basis
     o    Sales: €21.4bn, up 1% from fiscal year 2001/02 on a comparable basis
     o    Operating margin before exceptional items: 4.1% (2001/02: 4.0%)
     o    Net income: €(1.38)bn
     o    Free cash flow: €(265)m, after cash outflow of €1,055m for GT24/GT26
     o    Economic  debt  reduced to €4.9bn at 31 March  2003 from  €5.3bn at 31
          March 2002

Key achievements since presentation of Action Plan on 12 March 2003:
     o    50% of new €3.0bn target for disposals secured
     o    New credit lines confirmed
     o    Senior management renewed & new organisation implemented
     o    Restructuring & overhead reduction plans launched

Commenting on the results  Patrick  Kron,  Chairman & Chief  Executive  Officer,
said:

"The past twelve months have been  difficult,  with a weakening  global economy, tightening  financial markets and a sharp  deterioration in the world-wide power generation  market.  These adverse  conditions  were  reflected in a slowdown in orders, particularly during the final quarter of our financial year.

The Group faces many challenges.  Our profitability is unsatisfactory,  our debt clearly  remains too high,  and we  continue  to pay the price of past  problems which we are working to close out, in  particular  in relation to the  GT24/GT26 gas  turbines.  Due to the severe  downturn in some of our  markets,  we need to adapt our capacity and further reduce our costs.

The action plan I outlined in March was a decisive  response to these challenges and I am pleased  to report  that we have made good  progress  on the plan's key actions. We have secured fifty per cent of the proceeds targeted from our

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disposal  programme,  strengthened  our financial base by ensuring our liquidity and launched a number of initiatives to improve our operational performance.

We will continue to move with  determination to deliver on our  commitments,  so that ALSTOM's future  performance  better reflects both its leading positions in power and transport and the sound fundamentals of these markets."

--------------------------------------------------------------------------------

Full-year results 2002/03: Summary of Operating and Financial Review

Summary of results

(a) We define Free Cash Flow to mean Net cash  provided  by (used in)  operating activities  less  Capital  expenditures,  net  of  proceeds  from  disposals  of property,  plant and equipment  (excluding proceeds from the sale of real estate as part of our strategic plan) and Increase  (decrease) in variation in existing receivables  considered as source of funding of our  operations.  However,  this measure is not a measurement of performance  either under French or US GAAP.
(b) We define  Economic  debt to mean Net debt (or  Financial  debt net of short term investments and cash and cash  equivalents) plus cash proceeds from sale of trade receivables ("securitisation of existing receivables"). Economic debt does not represent our Financial debt as calculated under French GAAP, and should not be considered as an indicator of our currently outstanding  indebtedness because trade  receivables  securitised are sold irrevocably and without  recourse.
(c) Adjusted for changes in business composition and exchange rates

Trading impacted by difficult market conditions

Despite an unfavourable economic climate,  markets remained generally buoyant in rail transport and stable in both electricity transmission and power generation

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service. Conditions were unfavourable,  however, in large gas- and steam-related plant and  equipment  activities in power  generation,  following the end of the
`gas boom' in the US market, and remained difficult in electricity distribution.
Our Marine market remained very weak.

Overall,  Group order intake was down 4% on a comparable basis against the prior year and sales were broadly  stable (+1%).  The order  backlog  amounted to over
€30.3 billion at 31 March 2003, representing approximately 17 months of sales.

Results affected by exceptional provisions

Operating income was €(434) million,  after the impact of exceptional provisions of  €(1,300)  million,  primarily  to cover  additional  costs  relating  to our
GT24/GT26 gas turbines and, to a lesser extent, additional costs associated with our UK trains issues.

Excluding these  provisions,  the Group's  operating income was €866 million and the operating margin was 4.1% (4.0% in fiscal year 2001/02).

Restructuring charges increased from €(227) million in 2001/02 to €(268) million in 2002/03. Pensions charges increased from €(139) million to €(214) million due to the increase in  amortisation of the difference  between  benefits and market value of pension assets. Financial income improved from €(294) million to €(270)
million.  Due to the negative  pre-tax result,  a tax credit of €241 million was recorded in fiscal year 2002/03.  Goodwill  amortisation remained broadly stable at €284 million.

Net income, after exceptional  provisions,  was €(1,381) million for fiscal year
2002/03.

Improvement in free cash flow

Free cash flow improved to €(265) million,  from €(1,151) million in fiscal year
2001/02, reflecting a substantial improvement in working capital. Excluding cash outflows relating to the GT24/GT26 gas turbines, free cash flow was €790 million positive.

Economic debt reduced by €372 million

Economic debt was €4,918 million at the end of March 2003,  compared with €5,290 million at the end of March 2002, a reduction of €372 million. This primarily

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reflects  the impact of the  capital  increase  in July 2002 and the  disposals, partly offset by the negative free cash flow.

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Sector Review

Power
In  difficult   conditions   linked  to  the  new  equipment   market  downturn,
particularly  in the  US,  orders  fell  by 16% on a  comparable  basis,  with a pronounced decline in the final quarter. Sales on a comparable basis declined by
10%, with growth in boilers,  environmental services, hydro and customer service partially  offsetting  a sharp  decrease  in gas  segment  sales and a  reducing backlog of large turnkey steam projects.

Margins  improved in the Boiler & Environment,  Steam Power Plant and Industrial
Turbine  segments,  although  these were  offset by the  negative  impact of the
GT24/GT26 problems and the related exceptional provisions.

As reported on 12 March, the  difficulties  with the GT24/GT26 gas turbines were reassessed and an additional gross provision of €1,160m was taken in fiscal year
2002/03.  Good progress is now being made on the recovery  package and of the 80 units sold,  71 are now in service.  Excluding  this  GT24/GT26  provision,  the operating margin of the Power Sector was 4.3%.

Transmission & Distribution (T&D)
The T&D market  declined  year-on-year,  principally due to  uncertainties  over deregulation in the US. The Chinese and North African markets  remained  strong.
Against  this  background,  orders  on  a  comparable  basis  increased  by  4%, reflecting sound activity levels in transmission, contrasted with weak demand in distribution. Sales on a comparable basis grew by 1%.

T&D's operating margin improved from 5.9% to 6.3%,  reflecting better monitoring of overhead  expenditure and the effects of  cost-reduction  programmes,  partly offset by continuing price pressure in some market segments.

Transport
Transport took advantage of a generally  buoyant market:  orders were up 17% and sales up 27% in fiscal  year  2002/03  versus the prior  year,  on a  comparable basis.

A gross  provision  of €140  million was taken in fiscal  year  2002/03 to cover additional  costs  on the  regional  trains  and West  Coast  Main  Line  (WCML)
contracts.  Excluding this  exceptional  provision,  the margin in the Transport
Sector was 3.7%,  still  adversely  affected by low  workload in UK,  Canada and locomotives businesses.

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Marine
Sales grew by 26%,  reflecting the strong  workload in fiscal year 2002/03 which will continue  through  fiscal year 2003/04.  But due to the weak marine market, order  intake  was  very low at €163  million,  creating  uncertainty  as to the workload for fiscal year 2004/05 and beyond.

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Action Plan Update

On 12 March 2003 ALSTOM's new Chairman & CEO,  Patrick Kron,  launched an Action
Plan. The plan has three main objectives:

     1. Focus the Group's activities through an extended disposal programme
           2. Strengthen the financial base
           3. Improve operational performance

Several steps have already been achieved:

1.  Disposal programme: 50% secured

The targeted total proceeds from the extended disposals  programme of €3 billion by March 2004,  are already 50%  secured  following  the sale of the  Industrial
Turbines  businesses  for €1,100  million  (€950  million of net cash  proceeds)
announced in April 2003 and a further  €138 million  received in April 2003 from real estate sales. Together with the €418 million of proceeds realised in fiscal year  2002/03,  this  brings  proceeds  secured  to date to  €1.5  billion.  The remaining  part of the programme is  progressing:  additional  real estate sales should be finalised over the next few months and the sale of the  Transmission &
Distribution Sector is proceeding according to schedule.

2.  Strengthen financial base: liquidity secured; capital increase planned

Liquidity secured

The Group's  current  liquidity  requirements  have been secured with the formal agreement of banks to amend covenants on existing facilities.  A new bridge loan of €600 million and the  extension of credit lines  totalling  €475 million have been obtained pending the disposals.

Capital increase planned

The  non-consolidated  losses in the Company's  Statutory  Accounts encompass an exceptional  write-off reflecting current accounting values of its subsidiaries.
Such losses will be applied to reduce the Company's share capital by a reduction of the nominal value of each existing share of the Company from €6 to €1.25.

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ALSTOM  will  seek to  raise  up to €600  million  of  additional  funds  at the appropriate time through a capital increase by way of a rights issue.

Resolutions  authorising the reduction of nominal value and the capital increase will be submitted for approval at the  Company's  Annual  General  Shareholders'
Meeting on 2 July 2003.  If  shareholders  do not  approve the  autorisation  to increase  the  capital,  the banks will be entitled to require  repayment of the
€600 million bridge loan and €475 million extended credit lines.

3.  Operational performance: improvement underway

Management & organisation: renewed
ALSTOM's top management has been renewed:  five new members joined the Executive
Committee, with changed management in the Power and Transport Sectors.

A more efficient  organisation is being  implemented:  the Power Sector has been delayered and split into three Sectors:  Power Turbo-Systems,  Power Service and
Power  Environment.  A Corporate Risk Committee chaired by the Chairman & CEO is now operational.

Cost-reduction: programmes launched
The  restructuring  and  cost-reduction  programmes  have been  launched.  These programmes  should lead to recurring  annual  savings of €500 million within two years.

Industrial restructuring is being accelerated and the planned reduction of 3,000 employees out of the current 11,000 in the Power  Turbo-Systems  Sector has been announced. Overhead reduction programmes have also started with the announcement of  a  planned  40%  reduction  in  employee  numbers  at  Corporate  and  Power headquarters.

Commercial  activity:  encouraging  successes  Activity at the end of the fiscal year was impacted by the downturn in some of our markets and uncertainties as to
ALSTOM's  future  following  the  announcements  of  12  March.  Through  strong marketing efforts,  however,  the Group has been able to maintain the support of its customer base and secure new, good-quality  contracts in its various sectors over the past few weeks, including the €179 million 25-year maintenance contract

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with the  Barcelona  metro;  a €315  million  contract for the supply of Coradia trains in Italy;  and a €320  million  contract  for the  supply of a  gas-fired combined-cycle power plant in Bahrain.

Outlook

Whilst we expect overall demand to be generally low over the next few months due to  the  depressed  power  generation  market,  we  are  confident  that  market fundamentals  will lead, in the medium to long-term,  to growing demand for both new equipment and service.

The timing of recovery in the power generation equipment and cruise-ship markets is  uncertain.  The Transport  market,  however,  should  remain sound,  even if activity may be slightly lower than last year's exceptionally high level.

Given the progress in our  operating  margin  before  exceptional  provisions in fiscal  year  2002/03,  coupled  with  the  extensive  restructuring  plans  now underway,  we are  confident of achieving  our target of 6% operating  margin by fiscal year 2005/06. In view of the current free cash flow, we foresee the Group to generating positive free cash flow, once the GT24/GT26 gas turbine problem is resolved.

We also  anticipate our economic debt will be reduced from €4.9 billion in March
2003 to a level in the range of €2.0 - 2.5 billion by March 2005,  depending  on the quantity of additional funds raised through the planned capital increase.

                                     * * *
                                    - ends -

A full copy of the Operating  and Financial  review and prospects and a full set of  accounts  and  notes is  available  on  ALSTOM's  website  (www.alstom.com).

Press enquiries:     G. Tourvieille/M. Dowd

                        (Tel. +33 1 47 55 23 15)

                     internet.press@chq.alstom.com
Investor relations:  E. Châtelain
                     (Tel. +33 1 47 55 25 33)
                     investor.relations@chq.alstom.com

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Forward-Looking Statements:

          This press  release  contains,  and other  written or oral reports and communications  of ALSTOM  may from time to time  contain,  forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the  Securities  Exchange Act of 1934.  Examples of such forward-looking  statements include, but are not limited to (i) projections or expectations  of sales,  orders  received,  income,  operating  margins, dividends,  provisions, cash flow, debt or other financial items or ratios,
     (ii) statements of plans,  objectives or goals of ALSTOM or its management,
     (iii)  statements  of future  product  or  economic  performance,  and (iv)
     statements  of  assumptions  underlying  such  statements.  Words  such  as
     "believes", "anticipates", "expects", "intends", "aims", "plans" and "will"
     and similar expressions are intended to identify forward looking statements but are not exclusive means of identifying such  statements.  By their very nature, forward-looking statements involve risks and uncertainties that the forecasts,  projections  and other  forward-looking  statements will not be achieved.  Such  statements  are based on  management's  current  plans and expectations  and are subject to a number of  important  factors that could cause actual results to differ  materially  from the plans,  objectives and expectations  expressed in such forward-looking  statements.  These factors
     include:   (i)  the  inherent   difficulty  of  forecasting  future  market
     conditions,   level  of  infrastructure  spending,  GDP  growth  generally, interest  rates and  exchange  rates;  (ii) the effects of, and changes in, laws, regulations, governmental policy, taxation or accounting standards or practices;  (iii) the effects of currency exchange rate movements; (iv) the effects of competition in the product markets and geographic areas in which
     ALSTOM operates;  (iv) the ability to increase market share,  control costs and enhance cash generation  while  maintaining  high quality  products and services; (v) the timely development of new products and services; (vi) the impact of our high levels of indebtedness; (vii) the ability to renegotiate or renew our  existing  credit  lines and to meet the  financial  and other covenants contained in these credit lines; (viii) difficulties in obtaining bid,  performance and other bonds with customary amounts or terms; (ix) the timing of and ability to meet the cash generation and other  initiatives of
     the  new  action  plan,  particularly,   the  ability  to  dispose  of  the
     Transmission  and  Distribution  business and certain real estate assets on favourable  terms or in a timely fashion;  (x) the availability of external sources of financing on commercially  reasonable  terms;  (xi) the inherent technical  complexity of many of ALSTOM's products and technologies and the ability to resolve  effectively and at reasonable  cost technical  problems that  inevitably  arise,  including in particular the problems  encountered with the GT24/26 gas  turbines and the UK trains;  (xii) risks  inherent in large contracts  and/or  significant  fixed price contracts that comprise a substantial portion of ALSTOM's business; (xiii) the inherent difficulty in estimating future charter or sale prices of any relevant cruise ship in any appraisal of the  exposure in respect of the  Renaissance  Cruises  matter;
     (xiv) the inherent  difficulty  in estimating  ALSTOM's  exposure to vendor financing  and  other  credit  risks  which  may  notably  be  affected  by customers'  payment  defaults;  (xv) the ability to invest in successfully, and compete at the leading edge of, technology  developments  across all of
     ALSTOM's  Sectors;  (xvi)  the  availability  of  adequate  cash  flow from operations  or other sources to achieve  management's  objectives or goals;

ALSTOM - 25 avenue  Kléber - 75795 Paris Cedex 16 - TEL: 33 (0)1 47 55 25
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PRESS INFORMATION

     (xvii) the effects of disposals  and  acquisitions  generally;  (xviii) the unusual level of  uncertainty  at this time  regarding the world economy in general;  and (xix) ALSTOM's success at adjusting to and managing the risks of the foregoing.

          The foregoing list is not exhaustive;  when relying on forward-looking statements to make decisions with respect to ALSTOM,  you should  carefully consider the foregoing factors and other  uncertainties and events, as well as other factors  described in other documents ALSTOM files or submits from time to time with the U.S.  Securities  and  Exchange  Commission  ("SEC"),
     including  reports  submitted  on Form 6-K.  In  particular,  we expect our
     Annual  Report  on Form  20-F for the  fiscal  year  ended  31  March  2003
     (including our audited financial statements for fiscal years ended 31 March
     2003,  2002  and  2001)  to be  filed  with  the  SEC  in  late  May  2003.
     Forward-looking  statements  speak  only as of the date on  which  they are made, and ALSTOM  undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

This press release is not an offer to sell securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any  jurisdiction  in which  such  offer  or sale  would  be  unlawful  prior to registration or qualification under the securities laws of such jurisdiction.

ALSTOM - 25 avenue  Kléber - 75795 Paris Cedex 16 - TEL: 33 (0)1 47 55 25
87 - FAX: 33 (0)1 47 55 24 38

                                   SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                ALSTOM

Date: May 16, 2003                          By: /s/ Philippe Jaffré
                                                --------------------------------
                                                Name: Philippe Jaffré
                                                Title:  Chief Financial Officer